     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2000
                                               REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                             TTM TECHNOLOGIES, INC.

             (Exact name of Registrant as specified in its charter)

           WASHINGTON                          3672                          91-1033443
    (before reincorporation)       (Primary Standard Industrial           (I.R.S. Employer
                                   Classification Code Number)          Identification No.)
            DELAWARE
    (after reincorporation)
(State or other jurisdiction of
 incorporation or organization)

                            17550 N.E. 67(TH) COURT
                           REDMOND, WASHINGTON 98052
                                 (425) 883-7575
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                            ------------------------

                               STACEY M. PETERSON
                            CHIEF FINANCIAL OFFICER
                             17550 N.E. 67TH COURT
                           REDMOND, WASHINGTON 98052
                                 (425) 883-7575
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

             KEVIN P. KENNEDY, ESQ.                             PETER HEALY, ESQ.
              SHEARMAN & STERLING                             O'MELVENY & MYERS LLP
              1550 EL CAMINO REAL                            EMBARCADERO CENTER WEST
              MENLO PARK, CA 94025                              275 BATTERY STREET
                 (650) 330-2200                              SAN FRANCISCO, CA 94111
                                                                  (415) 984-8700

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                     AGGREGATE OFFERING        AMOUNT OF
                SECURITIES TO BE REGISTERED                        PRICE(1)         REGISTRATION FEE
Common Stock, $0.001 par value..............................     $115,000,000            $30,360

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JUNE 22, 2000.

                                     [LOGO]

                                        SHARES
                                  COMMON STOCK

    TTM Technologies, Inc. is offering       shares of its common stock and the
selling stockholders are selling an additional       shares. This is our initial
public offering and no public market currently exists for our shares. We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol "TTMI." We anticipate that the initial public
offering price will be between $      and $      per share.

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                             ---------------------

                                                                      PER SHARE                     TOTAL
                                                              -------------------------   -------------------------
Public Offering Price.......................................  $                           $
Underwriting Discounts and Commissions......................  $                           $
Proceeds to TTM.............................................  $                           $
Proceeds to the Selling Stockholders........................  $                           $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    TTM has granted the underwriters a 30-day option to purchase up to an
additional       shares of common stock to cover over-allotments.

                            ------------------------

ROBERTSON STEPHENS

          CHASE H&Q

                     DONALDSON, LUFKIN & JENRETTE

                               FIRST UNION SECURITIES, INC.

               THE DATE OF THIS PROSPECTUS IS             , 2000.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "TTM," "WE," "US" AND "OUR" REFER TO TTM TECHNOLOGIES, INC.

    UNTIL                         , 2000 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      8
Note Regarding Forward-Looking Statements...................     17
Use of Proceeds.............................................     18
Dividend Policy.............................................     18
Capitalization..............................................     19
Dilution....................................................     21
Unaudited Pro Forma Condensed Consolidated Financial Data...     22
Selected Financial Data.....................................     26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     28
Management..................................................     49
Related Party Transactions..................................     58
Principal and Selling Stockholders..........................     60
Description of Indebtedness.................................     63
Description of Capital Stock................................     64
Shares Eligible for Future Sale.............................     68
Underwriting................................................     70
Legal Matters...............................................     74
Experts.....................................................     74
Where You Can Find Additional Information...................     74
Index to Consolidated Financial Statements..................    F-1

                            ------------------------

    We have applied for trademark protection of TTM Technologies and the TTM logo. This prospectus contains trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION IN THIS PROSPECTUS, INCLUDING RISK FACTORS, REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING. UNLESS OTHERWISE INDICATED, INFORMATION STATED ON A PRO FORMA BASIS GIVES EFFECT TO OUR JULY 1999 ACQUISITION OF POWER CIRCUITS AT THE BEGINNING OF THE PERIOD IDENTIFIED.

                                  OUR COMPANY

    We are a leading independent provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Our printed circuit boards serve as the foundation of electronic products such as routers, switches, servers, memory modules and cellular base-stations. Our customers include original equipment manufacturers, or OEMs, and electronic manufacturing services companies, or EMS providers. Our customers primarily serve rapidly growing segments of the electronics industry, including networking, high-end computing and computer peripherals. Our time-to-market focused manufacturing services enable our customers to shorten the time required to develop new products and bring them to market.

    We provide our customers with an integrated manufacturing solution that encompasses all stages of an electronic product's life cycle. We utilize a facility specialization strategy in which we place each order in the facility best suited for the customer's particular delivery time and volume needs. Our integrated facilities utilize compatible technology and manufacturing processes. This enables optimized manufacturing operations and efficient movement of orders among facilities as a product's life cycle matures.

    Our integrated manufacturing solution includes the following services:

    QUICK-TURN SERVICES:

    - PROTOTYPE PRODUCTION: Manufacturing up to 50 printed circuit boards with delivery times ranging from as little as 24 hours to 10 days.

    - RAMP-TO-VOLUME PRODUCTION: Manufacturing up to several hundred printed circuit boards, generally within a two to 10 day time period.

    For the year ended December 31, 1999, orders with delivery requirements of 10 days or less represented 33% of our pro forma gross sales. Ten day or less orders represented a significantly higher percentage of gross sales for our Santa Ana facility which focuses on prototype production and new customer development.

    STANDARD LEAD TIME SERVICES:

    - VOLUME PRODUCTION: Manufacturing up to several thousand printed circuit boards with delivery times typically ranging from three to eight weeks.

    Products within the networking, high-end computing and computer peripherals markets have high levels of complexity and short life cycles as OEMs continually develop new and increasingly sophisticated technology. We believe these characteristics benefit printed circuit board manufacturers that can assist OEMs in bringing these products to market faster by providing the engineering expertise, process controls and execution capability to accelerate product development and quickly proceed to volume production. In addition, manufacturers of complex electronics products in other high-growth markets, such as optical networking, digital subscriber lines, wireless applications, and storage area networks, are also under pressure to bring their products to market faster.

    We assist our customers in bringing sophisticated electronic products to market faster by offering them time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our solution include:

    - TIME-TO-MARKET FOCUSED SERVICES: We deliver highly complex printed circuit boards to customers in as little as 24 hours. This enables OEMs to rapidly develop sophisticated electronic products and quickly bring these products to market;

    - STRONG PROCESS AND TECHNOLOGY EXPERTISE: We deliver time-critical, highly complex manufacturing services through our manufacturing process and technology expertise. In 1999, 48% of our pro forma gross sales involved the manufacture of printed circuit boards with at least eight layers. This amount increased to 53% of our gross sales for the first fiscal quarter 2000. In addition, many of our lower layer count boards are complex as a result of the incorporation of other technologically advanced features; and

    - ONE-STOP MANUFACTURING SOLUTION: We provide a one-stop manufacturing solution to our customers through our specialized facilities, each of which focuses on a different stage of an electronic product's life cycle. This facility specialization strategy allows us to optimize our manufacturing operations by placing each order in a facility best suited for the customer's particular delivery time and volume needs.

    Our diverse customer base consists of over 400 customers. In 1999, our top seven OEM customers were ATL Ultrasound, Ciena, Compaq, General Electric, Motorola, NEC and Radisys and our top five EMS customers were ACT Manufacturing, Celestica, ETMA, K*TEC and Solectron.

                                  OUR STRATEGY

    Our goal is to be the leading provider of technologically advanced, time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

    - Targeting additional customers in the high-growth markets we currently serve as well as providers of next-generation technology, such as optical networking, digital subscriber lines, wireless applications and storage area networks;

    - Further expanding our quick-turn manufacturing capacity to serve our customers' increasing quick-turn demands and the requirements of new customers;

    - Capitalizing on our quick-turn services to capture follow-on volume production;

    - Continuing to improve our technological capabilities and process management systems to further reduce delivery times, improve quality, increase yields and decrease costs; and

    - Pursuing complementary acquisition opportunities to enhance our competitive position by strengthening our service offering and expanding our customer base.

                         ACQUISITION OF POWER CIRCUITS

    In July 1999, we acquired Power Circuits, a printed circuit board manufacturer located in Santa Ana, California. In this acquisition we gained engineering and process expertise tailored specifically to manufacturing printed circuit boards for the quick-turn market and significantly diversified our customer base and end-markets.

                                  OUR ADDRESS

    We were incorporated in Washington in March 1978 as Pacific Circuits, Inc. and changed our name to TTM Technologies, Inc. in December 1999. Prior to the completion of this offering, we plan to reincorporate in Delaware. Our principal executive offices are located at 17550 N.E. 67(th) Court, Redmond, Washington 98052, and our telephone number at that address is (425) 883-7575.

                                  THE OFFERING

Common stock offered by TTM Technologies.....  shares

Common stock offered by the selling
  stockholders...............................  shares

Common stock to be outstanding after the
  offering...................................  shares

Use of proceeds..............................  We intend to use the approximately
                                               $67.8 million of net proceeds we will
                                               receive from this offering to:

                                               - redeem all of our senior subordinated debt;
                                               - redeem all of our subordinated debt;
                                               - terminate a management agreement with
                                                 entities related to four of our directors;
                                               - eliminate our obligations under our
                                                 retention bonus plan; and
                                               - reduce our indebtedness under our senior
                                                 credit facility.
                                               See "Use of Proceeds."

Proposed Nasdaq National Market symbol.......  TTMI

    The above information is based on       shares outstanding as of April 3,
2000 and excludes:

    - shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of
      $      per share;

    -       shares issuable upon exercise of warrants outstanding at a weighted
      average exercise price of $      per share; and

    - a total of       shares reserved for issuance under our management stock
      option plan, excluding the annual increases in the number of shares authorized under our management stock option plan beginning January 1, 2001. See "Management--Incentive Plans" for a description of how these annual increases are determined.

                            ------------------------

    Unless otherwise indicated, the information in this prospectus assumes:

    - the underwriters will not exercise their option to purchase additional shares after the closing of this offering;

    - we will reincorporate as a Delaware corporation immediately prior to the completion of this offering; and

    - we will effect a    -for-one stock split immediately prior to the
      completion of this offering.

                       SUMMARY HISTORICAL FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following table sets forth a summary of our historical consolidated financial data for the periods presented. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

    We acquired Power Circuits on July 14, 1999. Our historical consolidated statement of income data includes the operating results of Power Circuits since the acquisition date. You should read our "Summary Pro Forma and Supplemental Pro Forma Financial Data" on pages 6 and 7 which is presented to give effect to the acquisition and use of proceeds from this offering.

                                                                  YEAR ENDED DECEMBER 31,        FIRST FISCAL QUARTER
                                                              -------------------------------   ----------------------
                                                                1997       1998       1999        1999          2000
                                                              --------   --------   ---------   --------      --------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales...................................................  $76,921    $ 78,526   $ 106,447   $24,788       $42,080
Cost of goods sold..........................................   62,091      65,332      82,200    19,080        29,802
                                                              -------    --------   ---------   -------       -------
Gross profit................................................   14,830      13,194      24,247     5,708        12,278
                                                              -------    --------   ---------   -------       -------
Operating expenses:
  Sales and marketing.......................................    2,533       2,434       3,920       649         1,879
  General and administrative................................    2,235       2,188       2,584       601         1,244
  Amortization of intangibles...............................       --          --       2,230        --         1,202
  Amortization of deferred retention bonus(1)...............       --          77       1,849       462           462
  Management fees...........................................       --          13         439        75           150
                                                              -------    --------   ---------   -------       -------
    Total operating expenses................................    4,768       4,712      11,022     1,787         4,937
                                                              -------    --------   ---------   -------       -------
Operating income............................................   10,062       8,482      13,225     3,921         7,341
Interest expense............................................     (578)       (848)    (10,432)   (1,859)       (3,811)
Amortization of debt issuance costs.........................      (28)       (134)       (755)     (133)         (241)
Interest income and other, net..............................      557         927          54        33           109
                                                              -------    --------   ---------   -------       -------
Income before income taxes and extraordinary item...........   10,013       8,427       2,092     1,962         3,398
Income taxes(2).............................................       --          --         836       676         1,275
                                                              -------    --------   ---------   -------       -------
Income before extraordinary item............................   10,013       8,427       1,256     1,286         2,123
Extraordinary item net of taxes.............................       --          --      (1,483)       --            --
                                                              -------    --------   ---------   -------       -------
Net income (loss)...........................................  $10,013    $  8,427   $    (227)  $ 1,286       $ 2,123
                                                              =======    ========   =========   =======       =======
Earnings per common share:
  Basic.....................................................  $          $          $           $             $
  Diluted...................................................
Weighted average common shares:
  Basic.....................................................
  Diluted...................................................
OTHER FINANCIAL DATA:
Depreciation................................................  $ 2,884    $  3,014   $   3,635   $   720       $   949
Noncash interest expense imputed on debt....................       --          12         455        93           163
SUPPLEMENTAL DATA:
EBITDA(3)...................................................  $13,503    $ 12,500   $  20,993   $ 5,136       $10,063
Cash flows from operating activities........................   11,460       7,517      (2,227)    1,274         4,432
Cash flows from investing activities........................   (9,134)      5,657     (99,906)     (322)       (1,499)
Cash flows from financing activities........................   (3,434)    (16,693)    103,253    (1,150)       (3,117)

------------

(1) Amortization of deferred retention bonus relates to a retention bonus plan that we implemented as part of our leveraged recapitalization in December 1998. In connection with this offering, we intend to pay out $10.8 million to participants in order to eliminate our obligations under this plan.

(2) Prior to December 15, 1998, we had made an S corporation election for income tax purposes to include our taxable income in our stockholders' taxable income. If we had been taxed as a C corporation, assuming an effective federal statutory tax rate of 34%, our income tax expense would have been $3.4 million in 1997 and $2.9 million in 1998 and our net income would have been $6.6 million in 1997 and $5.5 million in 1998. We were not subject to state income taxes in 1997 and 1998 because we only operated in Washington state, a state that does not impose a state income tax.

(3) EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Our definition of EBITDA may differ from definitions used by other companies.

    The following sets forth our consolidated balance sheet data as of April 3, 2000 on a historical basis and on an as adjusted basis. The as adjusted data gives effect to the offering at an assumed initial public offering price of $ , after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and our receipt and application of the $67.8 million of net proceeds we will receive from this offering. The as adjusted data reflects a $5.8 million increase to equity which we expect to record in net income in the fiscal quarter in which this offering is completed as a result of non-recurring items generated from the use of our net proceeds from this offering. See "Capitalization" for a description of these items.

                                                                  APRIL 3, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $ 15,359     $ 20,866
Total assets................................................   167,376      181,278
Long-term obligations, including current maturities.........   137,209       77,539
Stockholders' equity........................................    18,663       92,236

          SUMMARY PRO FORMA AND SUPPLEMENTAL PRO FORMA FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following summary pro forma financial data for the 1999 periods gives effect to our acquisition of Power Circuits as if it had occurred on January 1, 1999. You should read this data along with the "Unaudited Pro Forma Condensed Consolidated Financial Data" and related notes included elsewhere in this prospectus.

    The following summary supplemental pro forma financial data reflects the pro forma financial data for the 1999 periods and the actual historical financial data for the first fiscal quarter 2000, adjusted to give effect to the application of our estimated net proceeds of $67.8 million from this offering as described in "Use of Proceeds" as if these events had occurred at the beginning of each period. Our supplemental pro forma income statement data for each period has been adjusted to reflect:

    - a reduction in interest expense;

    - a reduction in the amortization of debt issuance costs;

    - the elimination of the deferred retention bonus plan expense;

    - the elimination of management fees; and

    - the income tax effect of the above adjustments.

    Upon completion of this offering we intend to amend and restate our senior credit facility, which will result in the write-off of a significant portion of the remaining $2.5 million of debt issuance costs related to our senior credit facility. However, this transaction has not been given pro forma effect in the following financial data.

    The summary pro forma and supplemental pro forma financial data is not necessarily indicative of what our results of operations would have been had such transactions occurred at the beginning of the applicable period. Also, the supplemental pro forma financial data does not include a non-recurring increase to net income of $5.8 million which is described in more detail in "Capitalization."

                                                     YEAR ENDED             FIRST FISCAL QUARTER       FIRST FISCAL QUARTER
                                                  DECEMBER 31, 1999                 1999                       2000
                                              -------------------------   -------------------------   -----------------------
                                                           SUPPLEMENTAL                SUPPLEMENTAL              SUPPLEMENTAL
                                              PRO FORMA     PRO FORMA     PRO FORMA     PRO FORMA      ACTUAL     PRO FORMA
                                              ----------   ------------   ----------   ------------   --------   ------------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales...................................   $124,315      $124,315      $32,217       $32,217      $42,080      $42,080
Cost of goods sold..........................     91,849        91,849       23,097        23,097       29,802       29,802
                                               --------      --------      -------       -------      -------      -------
Gross profit................................     32,466        32,466        9,120         9,120       12,278       12,278
                                               --------      --------      -------       -------      -------      -------
Operating expenses:
  Sales and marketing.......................      5,243         5,243        1,184         1,184        1,879        1,879
  General and administrative................      3,652         3,652        1,093         1,093        1,244        1,244
  Amortization of intangibles...............      4,807         4,807        1,202         1,202        1,202        1,202
  Amortization of deferred retention
    bonus(1)................................      1,849            --          462            --          462           --
  Management fees...........................        600            --          150            --          150           --
                                               --------      --------      -------       -------      -------      -------
    Total operating expenses................     16,151        13,702        4,091         3,479        4,937        4,325
                                               --------      --------      -------       -------      -------      -------
Operating income............................     16,315        18,764        5,029         5,641        7,341        7,953
Interest expense............................    (14,511)       (7,205)      (3,641)       (1,801)      (3,811)      (1,948)
Amortization of debt issuance costs.........       (887)         (542)        (215)         (136)        (241)        (136)
Interest income and other, net..............        258           258          116           116          109          109
                                               --------      --------      -------       -------      -------      -------
Income before income taxes..................      1,175        11,275        1,289         3,820        3,398        5,978
Income taxes................................        552         4,235          511         1,434        1,275        2,244
                                               --------      --------      -------       -------      -------      -------
Net income..................................   $    623      $  7,040      $   778       $ 2,386      $ 2,123      $ 3,734
                                               ========      ========      =======       =======      =======      =======

Earnings per common share:
  Basic.....................................   $             $             $             $            $            $
  Diluted...................................
Weighted average common shares:
  Basic.....................................
  Diluted...................................
SUPPLEMENTAL DATA:
EBITDA(2)...................................   $ 27,371      $ 27,971      $ 7,740       $ 7,890      $10,063      $10,213

------------

(1) Amortization of deferred retention bonus relates to a retention bonus plan that we implemented as part of our leveraged recapitalization in December 1998. In connection with this offering, we intend to pay out $10.8 million to participants in order to eliminate our obligations under this plan.

(2) EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Because of the subjectivity inherent in the assumptions concerning the timing and nature of the uses of cash generated by the pro forma interest and other expenses, cash flows from operating, investing and financing activities are not presented for the pro forma and supplemental pro forma periods. Our definition of EBITDA may differ from definitions used by other companies.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW IN ANALYZING AN INVESTMENT IN OUR COMMON STOCK. IF ANY OF THE EVENTS DESCRIBED BELOW OCCURS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD LIKELY SUFFER, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID FOR OUR COMMON STOCK.

                          RISKS RELATED TO OUR COMPANY

WE ARE HEAVILY DEPENDENT UPON THE ELECTRONICS INDUSTRY, AND EXCESS CAPACITY OR DECREASED DEMAND FOR PRODUCTS PRODUCED BY THIS INDUSTRY COULD RESULT IN INCREASED PRICE COMPETITION AS WELL AS A DECREASE IN OUR GROSS MARGINS AND UNIT VOLUME SALES.

    Our business is heavily dependent on the electronics industry. A majority of our revenues are generated from the networking, high-end computing and computer peripherals segments of the electronics industry, which is characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. Furthermore, these segments are subject to economic cycles and have experienced in the past, and are likely to experience in the future, recessionary periods. A recession or any other event leading to excess capacity or a downturn in these segments of the electronics industry could result in intensified price competition as well as a decrease in our gross margins and unit volume sales.

IF WE ARE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE AND PROCESS DEVELOPMENT, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    The market for our products is characterized by rapidly changing technology and continual implementation of new production processes. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We expect that the investment necessary to maintain our technological position will increase as customers make demands for products and services requiring more advanced technology on a quicker turnaround basis. We may not be able to borrow additional funds in order to respond to technological changes as quickly as our competitors.

    In addition, the printed circuit board industry could encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our products. We may not respond effectively to the technological requirements of the changing market. If we need new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

WE ARE DEPENDENT UPON A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR NET SALES, AND A DECLINE IN SALES TO MAJOR CUSTOMERS COULD HARM OUR RESULTS OF OPERATIONS.

    A small number of customers is responsible for a significant portion of our net sales. Solectron accounted for 16.9% of our pro forma net sales in 1999 and 19.6% of our net sales for the first fiscal quarter 2000. Sales to Compaq, including sales to Compaq-directed EMS providers, accounted for 15.3% of our pro forma net sales in 1999 and 16.0% of our net sales for the first fiscal quarter 2000. Our 10 largest customers accounted for approximately 62.3% of our pro forma net sales in 1999 and 62.9% of our net sales for the first fiscal quarter 2000. Our principal customers may not continue to purchase products from us at past levels and we expect a significant portion of our net sales will continue to be generated by a small number of customers.

    Our customer concentration could increase or decrease depending on future customer requirements, which will depend in large part on market conditions in the electronics industry segments in which our customers participate. The loss of one or more major customers or a decline in sales to our major customers could significantly harm our business and results of operations and lead to declines in the price of our common stock. In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our significant customers were to become insolvent or were otherwise unable to pay for the services provided by us, our results of operations would be harmed.

OUR RESULTS OF OPERATIONS ARE SUBJECT TO FLUCTUATIONS AND SEASONALITY, AND BECAUSE MANY OF OUR OPERATING COSTS ARE FIXED, EVEN SMALL REVENUE SHORTFALLS WOULD DECREASE OUR GROSS MARGINS AND POTENTIALLY CAUSE OUR STOCK PRICE TO DECLINE.

    Our results of operations vary for a variety of reasons, including:

    - timing of orders from and shipments to major customers;

    - the levels at which we utilize our manufacturing capacity;

    - changes in the pricing of our products or those of our competitors;

    - changes in our mix of revenues generated from quick-turn versus standard lead time production;

    - expenditures or write-offs related to acquisitions; and

    - expenses relating to expanding existing manufacturing facilities.

    A significant portion of our operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Accordingly, even a relatively small revenue shortfall would decrease our gross margins. In addition, we have historically experienced lower sales in our second and third fiscal quarters due to patterns in the capital budgeting and purchasing cycles of our customers and our end-markets served. In particular, the seasonality of the computer industry impacts the overall printed circuit board industry. These seasonal trends have caused fluctuations in our quarterly operating results in the past and may continue to do so in the future. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline.

WE HAVE EXPERIENCED BREAK-EVEN RESULTS OR NET LOSSES FOR THREE OF THE LAST FIVE FISCAL QUARTERS, AND WE MAY NOT BE ABLE TO MAINTAIN PROFITABILITY IN THE FUTURE.

    We have experienced break-even results or net losses for three of the last five fiscal quarters primarily due to interest expense and the write-off of debt issuance costs resulting from our leveraged condition. In addition, we had an accumulated deficit of $20.9 million as of April 3, 2000. We may not be able to remain profitable in the future, particularly if we incur more debt, and if we are not able to remain profitable, the market price for our common stock may decline, perhaps substantially.

BECAUSE WE SELL ON A PURCHASE ORDER BASIS, WE ARE SUBJECT TO UNCERTAINTIES AND VARIABILITY IN DEMAND BY OUR CUSTOMERS, WHICH COULD DECREASE REVENUES AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

    We sell to customers on a purchase order basis rather than pursuant to long-term contracts and, consequently, our net sales are subject to short-term variability in demand by our customers. Customers submitting a purchase order may cancel, reduce or delay their order for a variety of reasons. The level and timing of orders placed by our customers vary due to:

    - customer attempts to manage inventory;

    - changes in customers' manufacturing strategies, such as a decision by a customer to either diversify or consolidate the number of printed circuit board manufacturers used or to manufacture their own products internally; and

    - variation in demand for our customers' products.

    Significant or numerous terminations, reductions or delays in our customers' orders could negatively impact our operating results.

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND THE RESTRICTIONS IMPOSED BY THE TERMS OF OUR DEBT INSTRUMENTS MAY SEVERELY LIMIT OUR ABILITY TO PLAN FOR OR RESPOND TO CHANGES IN OUR BUSINESS.

    As of April 3, 2000, on an as adjusted basis giving effect to the use of proceeds from this offering to repay some of our debt, our total debt would have been $77.5 million, our ratio of total debt to total capitalization would have been 0.84 to 1, and we would have had approximately $15.0 million available under our senior credit facility for future borrowings subject to covenant compliance. In addition, subject to the restrictions under our various debt agreements, we may incur additional indebtedness in an unrestricted amount from time to time to finance acquisitions or capital expenditures or for other purposes.

    Our level of debt could have negative consequences. For example, it could:

    - require us to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

    - increase our vulnerability to adverse general economic conditions by making it more difficult to borrow additional funds to maintain our operations if we suffer revenue shortfalls;

    - hinder our flexibility in planning for, or reacting to, changes in our business and industry by preventing us from borrowing money to upgrade our equipment or facilities; and

    - limit or impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes.

IF WE EXPERIENCE EXCESS CAPACITY DUE TO VARIABILITY IN CUSTOMER DEMAND, OUR GROSS MARGINS MAY FALL.

    We generally schedule our quick-turn production facilities at less than full capacity to retain our ability to respond to unexpected additional quick-turn orders. However, if these orders are not made, we may forego some production and could experience excess capacity. When we experience excess capacity, our sales revenues may be insufficient to fully cover our fixed overhead expenses and our gross margins will fall. Conversely, we may not be able to capture all potential revenue in a given period if our customers' demands for quick-turn products exceed our capacity during that period.

WE MAY EXPAND OUR BUSINESS INTO NEW PRODUCTS AND SERVICES AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH OTHER COMPANIES WHO HAVE BEEN IN THESE BUSINESSES LONGER THAN WE HAVE.

    In the future, we may broaden our service offering by providing new products and services. If we do this, we will likely compete with companies that have substantially greater financial and manufacturing resources than we have and who have been providing these services longer than we have. We may not be able to successfully compete on this basis with more established competitors.

IN JULY 1999, WE EXPANDED OUR OPERATIONS THROUGH AN ACQUISITION AND WE MAY HAVE TROUBLE INTEGRATING THIS OR ANY FUTURE ACQUISITIONS IN EXPANDING OUR BUSINESS.

    We consummated our acquisition of Power Circuits in July 1999. We have a limited history of owning and operating our businesses on a consolidated basis. We may not be able to meet performance expectations or successfully integrate our acquired businesses on a timely basis without disrupting the quality and reliability of service to our customers or diverting management resources.

    To manage the expansion of our operations and any future growth, we will be required to:

    - improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

    - hire, train and manage additional qualified personnel;

    - expand our direct and indirect sales channels; and

    - effectively transition our relationships with our customers, suppliers and partners to operations under our TTM brand.

    In particular, we expect to implement a new financial and accounting management information system at our Santa Ana facility during the next six months. We may not be able to link this management information and control system in an efficient and timely manner with the financial and accounting management information system at our two other facilities.

    As part of our business strategy, we expect that we will continue to grow by pursuing acquisitions, assets or product lines that complement or expand our existing business. We currently have no commitments or agreements to acquire any business. Our existing credit facilities restrict our ability to acquire the assets or business of other companies and will accordingly require us to obtain the consent of our lenders and could require us to pay significant fees in order to consummate such acquisitions. Consequently, we may not be able to identify suitable acquisition candidates or to finance and complete transactions that we select.

    Our acquisition of companies and businesses and expansion of operations involve risks, including the following:

    - the potential inability to identify the company best suited to our company's business plan;

    - the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economics of scale or other expected value;

    - difficulties in managing production and coordinating operations at new sites;

    - the potential need to restructure, modify or terminate customer relationships of the acquired company; and

    - loss of key employees of acquired operations.

    In addition, future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense.

COMPETITION IN THE PRINTED CIRCUIT BOARD MARKET IS INTENSE, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, THE DEMAND FOR OUR PRODUCTS MAY BE REDUCED.

    The printed circuit board industry is intensely competitive, highly fragmented and rapidly changing. We expect competition to continue, which could result in price reductions, reduced gross margins and loss of market share. Our principal competitors include: DDi; Hadco, which recently agreed to be acquired by Sanmina; Merix; and Tyco. In addition, new and emerging technologies may result in new competitors entering our market.

    Many of our competitors and potential competitors have a number of significant advantages over us, including:

    - greater financial and manufacturing resources that can be devoted to the development, production and sale of their products;

    - more established and broader sales and marketing channels;

    - more manufacturing facilities worldwide, some of which are closer in proximity to OEMs;

    - manufacturing facilities which are located in countries with lower production costs; and

    - greater name recognition.

    In addition, these competitors may respond more quickly to new or emerging technologies, or may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We must continually develop improved manufacturing processes to meet our customers' needs for complex products, and our manufacturing process technology is generally not subject to significant proprietary protection. Furthermore, increased production capacity by our competitors can result in an excess supply of printed circuit boards, which could also lead to price reductions. During recessionary periods in the electronics industry, our competitive advantages in the areas of providing quick-turn services, an integrated manufacturing solution and responsive customer service may be of reduced importance to our customers who may become more price sensitive. This may force us to compete more on the basis of price and cause our margins to decline. Recently, internet-based auctions have developed as a channel for the sale of printed circuit boards; if these auctions further develop as a channel for printed circuit boards purchasing, our customers' price sensitivity could intensify.

WE COMPETE AGAINST MANUFACTURERS IN ASIA WHERE PRODUCTION COSTS ARE LOWER. THESE COMPETITORS MAY GAIN MARKET SHARE IN OUR MARKET SEGMENT FOR HIGHER TECHNOLOGY PRINTED CIRCUIT BOARDS, WHICH MAY HAVE AN ADVERSE EFFECT ON THE PRICING OF OUR PRODUCTS.

    We may be at a competitive disadvantage with respect to price for volume production when compared to manufacturers with lower cost facilities in Asia and other locations. We believe price competition from printed circuit board manufacturers in Asia and other locations with lower production costs may play an increasing role in the market for volume production. We do not currently have offshore facilities in lower cost locations, such as Asia. While historically our competitors in these locations have produced less technologically advanced printed circuit boards, they continue to expand their technology to include higher technology printed circuit boards. In addition, fluctuations in foreign currency exchange rates may benefit these offshore competitors. As a result, these competitors may gain market share in the market for higher technology printed circuit boards, which may force us to lower our prices and reduce our gross margin.

WE RELY ON OUR SUPPLIERS FOR RAW MATERIALS AND THEY MAY NOT MEET OUR SUPPLY DEMANDS ON A TIMELY BASIS.

    We order raw materials to complete our customers' purchase orders. Although we work with our customers and suppliers to minimize the impact of shortages in materials, we may occasionally experienced brief shortages due to price fluctuations and delayed shipments. If a significant shortage of raw materials were to occur, we could experience manufacturing or shipping delays or be forced to pay higher prices, which could cause customer dissatisfaction and reduce gross margins.

THE INCREASING PROMINENCE OF EMS PROVIDERS IN THE PRINTED CIRCUIT BOARD INDUSTRY COULD REDUCE OUR POTENTIAL SALES AND CUSTOMERS.

    We sell to OEMs and EMS providers. EMS providers supply printed circuit board assembly services to OEMs, and in recent years, some EMS providers have acquired the ability to directly manufacture printed circuit boards. If a significant number of our EMS customers acquire the ability to directly manufacture printed circuit boards, our customer bases may shrink and our business and net sales will likely decline. In addition, if any of our OEM customers outsource the production of printed circuit boards to these EMS providers, our business and results of operations may also suffer.

IF WE ARE UNABLE TO PROTECT OUR UNPATENTED PROPRIETARY TECHNIQUES, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

    Our success depends in part on proprietary technology and manufacturing techniques. We have no patents for these proprietary techniques and rely primarily on trade secret protection. Litigation may be necessary to protect our technology and determine the validity and scope of the proprietary rights of our competitors. Intellectual property litigation could result in substantial costs and diversion of management resources.

OUR PRODUCTS AND MANUFACTURING PROCESS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, AND RESULTING CLAIMS AGAINST US COULD BE COSTLY AND REQUIRE US TO ENTER INTO DISADVANTAGEOUS LICENSE OR ROYALTY ARRANGEMENTS.

    Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we could be subject to legal proceedings and claims for alleged infringement by us of third party proprietary rights, such as patents, from time to time in the ordinary course of business. Any claims relating to the infringement of third party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements. However, a license may not be available on commercially reasonable terms or at all. In addition, parties making these claims may be able to obtain a court order preventing us from selling our products in the United States or abroad.

OUR BUSINESS MAY SUFFER IF ANY OF OUR KEY SENIOR EXECUTIVES DISCONTINUES EMPLOYMENT WITH US OR IF WE ARE UNABLE TO RECRUIT AND RETAIN HIGHLY SKILLED ENGINEERING AND SALES STAFF.

    Our future success depends to a large extent on the services of our key managerial employees, particularly Kent Alder, our Chief Executive Officer. Although we have entered into employment agreements with Mr. Alder and other executive officers, we may not be able to retain our executive officers and key personnel or attract additional qualified management in the future. To facilitate our integration of Power Circuits, we entered into transition-related employment agreements with the president and vice-president of our Santa Ana facility. These agreements expire at the end of 2000 and may not be renewed. If these individuals do not continue their employment, we may not be able to replace them with qualified personnel. Our business also depends on our continuing ability to recruit, train and retain highly qualified employees, particularly engineering and sales and marketing personnel. The competition for these employees is intense and the loss of these employees could harm our business. In addition, it may be difficult and costly for us to retain hourly skilled employees, particularly in our Burlington, Washington facility, where there is a shortage of skilled labor. Further, our ability to successfully integrate acquired companies depends in part on our ability to retain key management and existing employees at the time of the acquisition.

OUR MANAGEMENT TEAM HAS ONLY BEEN WORKING TOGETHER AS A COMBINED UNIT SINCE OUR POWER CIRCUITS ACQUISITION IN JULY 1999.

    Our management team has only been working together as a combined unit since the acquisition of Power Circuits in July 1999. In addition, our chief financial officer has been employed by us since February 2000 and our chief information officer has been employed by us since January 2000. If our management team cannot successfully work together, we may not be able to execute our business strategy successfully or compete effectively. Any failure to manage our expansion effectively could harm our business.

PRODUCTS WE MANUFACTURE MAY CONTAIN DESIGN OR MANUFACTURING DEFECTS, WHICH COULD RESULT IN REDUCED DEMAND FOR OUR SERVICES AND LIABILITY CLAIMS AGAINST US.

    We manufacture products to our customers' specifications, which are highly complex and may contain design or manufacturing errors or failures despite our quality control and quality assurance efforts. Defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction or cancellation of purchase orders. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. Since our products are used in products that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers, which we may be legally required to compensate them for. Although our purchase orders generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability litigation against us, even if it were unsuccessful, would be time consuming and costly to defend.

OUR FAILURE TO COMPLY WITH THE REQUIREMENTS OF ENVIRONMENTAL LAWS COULD RESULT IN FINES AND REVOCATION OF PERMITS NECESSARY TO OUR MANUFACTURING PROCESSES.

    Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because our manufacturing process uses and generates materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. In addition, because we use hazardous materials and generate hazardous wastes in our manufacturing processes, we may be subject to potential financial liability for costs associated with the investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, solder stripping solutions and hydrochloric acid solution containing palladium; waste water which contains heavy metals, acids, cleaners and conditioners; and filter cake from equipment used for on-site waste treatment. Violations of environmental laws could subject us to revocation of our effluent discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, negatively impacting our revenues and causing our common stock price to decline. Even if we ultimately prevail, environmental lawsuits against us would be time consuming and costly to defend.

    Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violation. We operate in environmentally sensitive locations and we are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, material storage, handling or disposal might require a high level of unplanned capital investment and/or relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm our business, financial condition and results of operations.

OUR MAJOR STOCKHOLDER WILL CONTINUE TO HAVE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AFTER THIS OFFERING, AND COULD DELAY, DETER OR PREVENT A CHANGE OF CONTROL OR OTHER BUSINESS COMBINATION.

    Upon completion of this offering, Circuit Holdings will hold approximately
  % of our outstanding stock, or   % of our outstanding stock if the
underwriters' option to purchase additional shares is exercised in full. Circuit Holdings is controlled by Thayer Capital Partners. In addition, Thayer Capital Partners controls other of our stockholders which together own an additional
   % of our shares. We anticipate that    of the      directors on our board
following this offering will be representatives of Thayer Capital Partners. The interests of Thayer Capital Partners may not always coincide with our interests or those of our other stockholders. By virtue of its stock ownership and board representation, Thayer Capital Partners will continue to have a significant influence over all matters submitted to our board and our stockholders, including the election of our directors, and will be able to exercise significant control over our business, policies and affairs. Through its concentration of voting power, Thayer Capital Partners could cause us to take actions that we would not consider absent its influence, or could delay, deter or prevent a change of control of our company or other business combination that might otherwise be beneficial to our public stockholders.

    In addition, Thayer Capital Partners has historically worked closely with Brockway Moran & Partners, Inc. in managing our company and in structuring our leveraged recapitalization and acquisition of Power Circuits. Brockway Moran &
Partners owns 40% of Circuit Holdings and controls an entity which owns    % of
TTM. In addition, we anticipate that               of our
directors following this offering will be representatives of Brockway Moran & Partners. Although there is no legal agreement requiring Thayer Capital Partners and Brockway Moran & Partners to vote their shares together or for their representatives on our board to vote together, given their relationship in the past these two entities may continue to work together, in which case they would
control our board and exercise voting control over    % of our shares.

                         RISKS RELATED TO THIS OFFERING

WE EXPECT TO USE A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THIS OFFERING TO REPAY INDEBTEDNESS AND, AS A RESULT, WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL AND LIQUIDITY REQUIREMENTS.

    We expect to use substantially all of the net proceeds that we receive to repay indebtedness and other long-term obligations. As a result, only a limited portion of the net proceeds will be available to fund our future operations. We expect that our principal sources of funds following this offering will be cash generated from our operating activities and borrowing capacity remaining under our existing credit facilities.

    We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for our working capital, capital expenditures and other needs, for at least 12 months following this offering. Despite our expectations, however, we may require additional equity or debt financing to meet our working capital requirements. This financing may not be available when required or, may be available only on terms unsatisfactory to us. In addition, our existing credit facilities impose restrictions on our ability to incur more debt. Further, if we issue equity securities, the ownership percentage of our stockholders will be reduced, and the new equity securities may have rights senior to those of the common stock to be issued in this offering.

OUR STOCK PRICE MAY BE VOLATILE AND OUR STOCK MAY BE THINLY TRADED, WHICH COULD CAUSE INVESTORS TO LOSE ALL OR PART OF THEIR INVESTMENTS IN OUR STOCK.

    The stock market has recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and investors could lose a substantial part of their investments. In addition, prior to this offering, our stock could not be bought or sold on a public market. If an active public market for our stock does not develop, or if such a market is not sustained after this offering, it may be difficult to resell our stock. The market price of our common stock will likely fluctuate in response to a number of factors including the following:

    - our failure to meet the performance estimates of securities analysts;

    - changes in financial estimates of our revenues and operating results by securities analysts;

    - the timing of announcements by us or our competitors of significant contracts or acquisitions; and

    - general stock market conditions.

    Recently, when the market price of a company's stock has been volatile, stockholders have often instituted securities class action litigation against the company. If a class action lawsuit is filed against us, we could incur substantial costs defending the lawsuit and management time and attention would be diverted. An adverse judgment could cause our financial condition or operating results to suffer.

A TOTAL OF             , OR   %, OF OUR TOTAL OUTSTANDING SHARES AFTER THE
OFFERING ARE RESTRICTED FROM IMMEDIATE RESALE, BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

    Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

    After this offering, we will have outstanding             shares of common
stock. This includes       shares that we are selling in this offering, which
may be resold immediately in the public market. The remaining             shares
will become eligible for resale in the public market as shown in the table below.

   NUMBER OF SHARES/PERCENT
OUTSTANDING AFTER THE OFFERING        DATE OF AVAILABILITY FOR RESALE INTO PUBLIC MARKET
------------------------------   ------------------------------------------------------------
         /  %.........           180 days after the date of the final prospectus due to
                                 agreements these stockholders have with TTM and the
                                   underwriters. However, the underwriters can waive this
                                   restriction and allow these stockholders to sell their
                                   shares at any time. Of these shares,       shares will be
                                   subject to sales volume limitations under the federal
                                   securities laws.
         /  %.........           Upon expiration of applicable one-year holding periods under
                                 Rule 144, which will expire between            , 2000 and
                                              , 2000, subject to sales volume restrictions
                                   under Rule 144.

    In addition, we intend to file a registration statement under Form S-8 under the Securities Act approximately 90 days after the date of this offering to register an aggregate of shares of common stock issued or reserved for issuance under our management stock option plan.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

    All statements, trend analyses and other information contained in this prospectus, including those regarding markets for our products and trends in net sales, gross profit and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend," "seek" and other similar expressions, constitute forward-looking statements. The matters described in these forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and in the cautionary statements elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of such risks. Accordingly, the cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of             shares
of common stock in this offering will be approximately $67.8 million, or
approximately $   million if the underwriters' over-allotment option is
exercised in full, at an assumed public offering price of $ per share, after deducting underwriting discounts and commissions and the estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

    We intend to use the net proceeds we receive as follows:

    - approximately $12.8 million to redeem all of our senior subordinated notes;

    - approximately $4.0 million to redeem all of our subordinated notes;

    - approximately $1.5 million to terminate a management agreement with entities related to four of our directors;

    - approximately $10.8 million to eliminate our obligations under retention bonus plan; and

    - the remainder to reduce our indebtedness under our senior credit facility.

    Our senior credit facility consists of multi-tranche term loans, revolving loans and swingline loans, each with a final maturity date in June 2004 and an aggregate principal balance of $116.2 million as of April 3, 2000. The loans under this facility bear interest at varying rates based, at our option, on either LIBOR plus 225 to 375 basis points or the bank rate plus 75 to 225 basis points. The weighted average interest rate for all of our loans under this facility was 9.9% at April 3, 2000. See "Description of Indebtedness--First Union Senior Credit Facility" for a more detailed description of this facility.

    Pending these uses, we will invest the net proceeds we receive in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    For the year ended December 31, 1998, we paid dividends to stockholders totaling $70.7 million. Of this amount, $59.5 million was paid in cash to stockholders in connection with our recapitalization and acquisition by Circuit Holdings, $2.5 million was paid in the form of a note to a stockholder, Lewis Coley III, and $54,000 related to the value of vehicles which were distributed to stockholders. We did not declare or pay any dividends for the year ended December 31, 1999 or for the first fiscal quarter 2000 and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our senior credit facility prohibits the payment of dividends. We presently intend to retain any future earnings to finance future operations and expansion of our business, and to reduce indebtedness.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of April 3, 2000:

    - on an actual basis; and

    - on an as adjusted basis to reflect the sale of the shares of common stock offered hereby, assuming an initial public offering price of $ per share, and the application of the net proceeds we will receive from the offering in the manner described in "Use of Proceeds."

    As a result of our application of the net proceeds we will receive from this offering, we expect to record a $5.8 million increase to equity which we will record in net income in the fiscal quarter in which this offering is completed. This increase includes the following items:

    - a $2.2 million loss, net of taxes, that will result from the early extinguishment of our senior subordinated and subordinated notes;

    - a $1.0 million loss, net of taxes, that will result from the write-off of debt issuance costs related to our senior credit facility;

    - a $5.0 million loss, net of taxes, that will result from the elimination of our obligations under our retention bonus plan;

    - a $1.0 million loss, net of taxes, that will result from the termination of our management agreement with T.C. Management and Brockway Moran & Partners Management; and

    - a $15.0 million income tax benefit that will result from reducing the valuation allowance on our net deferred tax assets. We believe that the amount of our deferred tax asset that we will ultimately realize will increase because our future taxable income is expected to increase as a result of the reduction of debt associated with our use of proceeds from this offering.

    Upon completion of this offering we intend to amend and restate our senior credit facility, which will result in the write-off of a significant portion of our remaining $2.5 million of debt issuance costs related to our senior credit facility.

    You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary Historical Financial Data" and "Use of Proceeds."

                                                                  APRIL 3, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term obligations, including current maturities:
  Senior credit facility....................................  $116,239     $ 77,539
  Senior subordinated note..................................    10,614           --
  Subordinated notes........................................     2,588           --
  Deferred retention bonus payable..........................     7,768           --
                                                              --------     --------
    Total long-term obligations.............................   137,209       77,539
                                                              --------     --------
Stockholders' equity:
  Preferred stock, $.001 par value, no shares authorized,
    issued or outstanding, actual;       shares authorized,
    no shares issued and outstanding, as adjusted...........
  Common stock, no par value,       shares authorized, and
          shares issued and outstanding, actual; $.001 par
    value,       shares authorized and       shares issued
    and outstanding, as adjusted............................    37,760      105,510
  Additional paid-in capital................................
  Accumulated deficit.......................................   (20,864)     (15,041)
  Deferred stock-based compensation.........................      (252)        (252)
  Common stock warrants.....................................     2,019        2,019
                                                              --------     --------
    Total stockholders' equity..............................    18,663       92,236
                                                              --------     --------
    Total capitalization....................................  $155,872     $169,775
                                                              ========     ========

---------

    The table above excludes the following shares:

    - shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of
      $      per share;

    -       shares issuable upon exercise of warrants outstanding at a weighted
      average exercise price of $      per share; and

    - a total of       shares reserved for issuance under our stock option plan,
      excluding the annual increases in the number of shares authorized under our management stock option plan beginning January 1, 2001. See "Management--Incentive Plans" for a description of how these annual increases are determined.

                                    DILUTION

    Our net tangible book value as of April 3, 2000 was approximately
$  million, or $      per share. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of April 3, 2000. Assuming the
sale by us of             shares of common stock offered in this offering at an
initial public price offering of $            per share, the application of the
estimated net proceeds from this offering, and the $5.8 million of non-recurring increase to net income attributable to our use of proceeds as described in "Capitalization," our net tangible book value as of April 3, 2000 would have
been $            million, or $            per share of common stock. Assuming
completion of this offering, there will be an immediate increase in the net
tangible book value of $            per share to our existing stockholders and
an immediate dilution in the net tangible book value of $            per share
to the new investors. The following table illustrates this per share dilution.

Assumed initial public offering price per share.............             $
  Net tangible book value per share as of April 3, 2000       $
  Increase attributable to new investors....................
                                                              --------
Pro forma net tangible book value per share after the
  offering..................................................
Pro forma dilution per share to new investors...............             $
                                                                         ========

    The following table summarizes the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, in each case based upon the number of shares of common stock outstanding as of April 3, 2000,
assuming an initial public offering price of $      per share.

                                   SHARES PURCHASED     TOTAL CONSIDERATION
                                  -------------------   -------------------   AVERAGE PRICE
                                   NUMBER    PERCENT     AMOUNT    PERCENT      PER SHARE
                                  --------   --------   --------   --------   -------------
Existing stockholders...........                  %     $               %        $
New investors
                                   ------      ---      -------      ---
  Total.........................                  %     $               %
                                   ======      ===      =======      ===

    If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to
            , or             % of the total number of shares of common stock to
be outstanding after this offering, and will increase the number of shares of
common stock held by the new investors to             shares, or             %
of the total number of shares of common stock to be outstanding immediately after this offering. See "Principal and Selling Stockholders."

    The foregoing discussion and tables are based upon the number of shares actually issued and outstanding as of April 3, 2000 and assume no exercise of options or warrants outstanding as of April 3, 2000. As of that date, there were:

    - shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of
      $      per share;

    -       shares issuable upon exercise of warrants outstanding at a weighted
      average exercise price of $   per share; and

    - a total of       shares reserved for issuance under our stock option
      plans.

    Assuming the exercise in full of all of the outstanding options and warrants, our pro forma as adjusted net tangible book value at April 3, 2000
would be $   per share, representing an immediate increase in net tangible book
value of $   per share to our existing stockholders and an immediate decrease in
the net tangible book value of $   to new investors.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    The following unaudited pro forma condensed consolidated statements of income are based on our historical consolidated financial statements, included elsewhere in this prospectus, adjusted to give effect to our July 1999 acquisition of Power Circuits as if it had occurred on January 1, 1999.

    The pro forma adjustments are based upon available information and certain assumptions that our management believes are reasonable. The unaudited pro forma condensed consolidated statements of income are not necessarily indicative of our future results of operations or the results of operations which may have occurred had this transaction occurred on January 1, 1999. The pro forma adjustments are described in the accompanying notes.

    The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                       YEAR ENDED DECEMBER 31, 1999
                                                       -------------------------------------------------------------
                                                                         HISTORICAL
                                                                       POWER CIRCUITS
                                                       HISTORICAL   (FROM JANUARY 1, 1999    PRO FORMA
                                                          TTM         TO JULY 14, 1999)     ADJUSTMENTS   PRO FORMA
                                                       ----------   ---------------------   -----------   ----------
Net sales............................................   $106,447           $17,868                         $124,315
Cost of goods sold...................................     82,200            10,267            $  (618)(1)    91,849
                                                        --------           -------            -------      --------
Gross profit.........................................     24,247             7,601                618        32,466
                                                        --------           -------            -------      --------
Operating expenses:
  Sales and marketing................................      3,920             1,323                            5,243
  General and administrative.........................      2,584             1,686               (618)(1)     3,652
  Nonrecurring bonuses...............................         --             3,395             (3,395)(2)        --
  Amortization of intangibles........................      2,230                --              2,577 (3)     4,807
  Amortization of deferred retention bonus...........      1,849                --                            1,849
  Management fees....................................        439                --                161 (4)       600
                                                        --------           -------            -------      --------
    Total operating expenses.........................     11,022             6,404             (1,275)       16,151
                                                        --------           -------            -------      --------
Operating income.....................................     13,225             1,197              1,893        16,315
Interest expense.....................................    (10,432)             (145)            (3,934)(5)   (14,511)
Amortization of debt issuance costs..................       (755)               --               (132)(6)      (887)
Interest income and other, net.......................         54               204                              258
                                                        --------           -------            -------      --------
Income before income taxes and extraordinary item....      2,092             1,256             (2,173)        1,175
Income taxes.........................................        836                 1               (285)(7)       552
                                                        --------           -------            -------      --------
Income before extraordinary item.....................      1,256             1,255             (1,888)          623
Extraordinary item net of taxes......................     (1,483)               --              1,483 (8)        --
                                                        --------           -------            -------      --------
Net income (loss)....................................   $   (227)          $ 1,255            $  (405)     $    623
                                                        ========           =======            =======      ========
Earnings per common share:
  Basic..............................................   $                                                  $
  Diluted............................................
Weighted average common shares:
  Basic..............................................                                                 (9)
  Diluted............................................                                                 (9)
OTHER FINANCIAL DATA:
Depreciation.........................................   $  3,635           $   507                         $  4,142
SUPPLEMENTAL DATA:
EBITDA...............................................   $ 20,993                              $ 6,378 (10)  $ 27,371

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                            FIRST FISCAL QUARTER 1999
                                                              ------------------------------------------------------
                                                              HISTORICAL     HISTORICAL      PRO FORMA
                                                                 TTM       POWER CIRCUITS   ADJUSTMENTS   PRO FORMA
                                                              ----------   --------------   -----------   ----------
Net sales...................................................   $24,788         $7,429                      $32,217
Cost of goods sold..........................................    19,080          4,191         $  (174)(1)   23,097
                                                               -------         ------         -------      -------
Gross profit................................................     5,708          3,238             174        9,120
                                                               -------         ------         -------      -------
Operating expenses:
  Sales and marketing.......................................       649            535                        1,184
  General and administrative................................       601            666            (174)(1)    1,093
  Amortization of intangibles...............................        --             --           1,202 (3)    1,202
  Amortization of deferred retention bonus..................       462             --                          462
  Management fees...........................................        75             --              75 (4)      150
                                                               -------         ------         -------      -------
    Total operating expenses................................     1,787          1,201           1,103        4,091
                                                               -------         ------         -------      -------
Operating income............................................     3,921          2,037            (929)       5,029
Interest expense............................................    (1,859)           (76)         (1,706)(5)   (3,641)
Amortization of debt issuance costs.........................      (133)            --             (82)(6)     (215)
Interest income and other, net..............................        33             83                          116
                                                               -------         ------         -------      -------
Income before income taxes..................................     1,962          2,044          (2,717)       1,289
Income taxes................................................       676             --            (165)(7)      511
                                                               -------         ------         -------      -------
Net income (loss)...........................................   $ 1,286         $2,044         $(2,552)     $   778
                                                               =======         ======         =======      =======
Earnings per common share:
  Basic.....................................................   $                                           $
  Diluted...................................................
Weighted average common shares:
  Basic.....................................................                                          (9)
  Diluted...................................................                                          (9)
OTHER FINANCIAL DATA:
Depreciation................................................   $   720         $  211                      $   931
SUPPLEMENTAL DATA:
EBITDA......................................................   $ 5,136                        $ 2,604(10)  $ 7,740

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The pro forma financial data have been derived from the application of pro forma adjustments to our historical financial statements for the periods noted.

(1) Adjustment reflects the elimination of compensation paid to previous owners in excess of amounts specified in employment agreements entered into in connection with the acquisition.

(2) Adjustment reflects the elimination of non-recurring bonuses paid to employees of Power Circuits in connection with the acquisition.

(3) Adjustment reflects the amortization of goodwill and other intangible assets acquired in connection with our acquisition of Power Circuits of approximately $90.1 million over estimated useful lives of 15 to 20 years.

(4) Adjustment reflects the additional management fees that would have been incurred under the management agreement with T. C. Management and Brockway Moran & Partners Management, modified as part of the Power Circuits acquisition. See "Related Party Transactions" for a more detailed description of these arrangements.

(5) Adjustment reflects the net additional interest expense associated with borrowings under our indebtedness incurred in connection with our acquisition of Power Circuits. The pro forma interest adjustment was based upon a weighted average interest rate of approximately 10.5%.

(6) Adjustment reflects the amortization of additional debt issuance costs incurred in connection with the acquisition of Power Circuits over the terms of the related indebtedness.

(7) Adjustment reflects income taxes, using a combined federal and state tax rate of 37.5% on the pro forma income before taxes adjusted for nondeductible differences. Prior to the acquisition, Power Circuits was taxed as a subchapter S corporation and accordingly the adjustment reflects its taxation as a C corporation for the periods presented.

(8) Adjustment to eliminate the extraordinary write-off of debt issuance costs of $1.5 million, net of an income tax benefit of $0.8 million, which were written off as a result of obtaining new financing in connection with our acquisition of Power Circuits.

(9) Adjustment to increase the number of shares for those issued at the time of our acquisition of Power Circuits. The proceeds from the issuance of common shares were used along with debt to fund the acquisition. The adjustment for diluted earnings per share purposes includes the warrants issued in connection with our senior subordinated notes.

(10) EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Because of the subjectivity inherent in the assumptions concerning the timing and nature of the uses of cash generated by the pro forma interest and other expenses, cash flows from operating, investing and financing activities are not presented for the pro forma and supplemental pro forma periods. Our definition of EBITDA may differ from definitions used by other companies.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The income statement data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from the audited financial statements and related notes included in this prospectus, which were audited by Arthur Andersen LLP. The balance sheet data as of December 31, 1997 was derived from financial statements and related notes that were also audited by Arthur Andersen LLP, but are not included in this prospectus.

    The income statement data for the first fiscal quarters of 1999 and 2000 and the balance sheet data as of April 3, 2000 are derived from unaudited financial statements included in this prospectus, and in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of this information. Our results of operations for first fiscal quarter 2000 are not necessarily indicative of the results that may be expected for the full year.

    The income statement data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from audited financial statements not included in this prospectus, which financial statements were audited by our prior auditors.

                                                                                                                 FIRST FISCAL
                                                                     YEAR ENDED DECEMBER 31,                        QUARTER
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales............................................  $51,002    $56,663    $76,921    $78,526    $106,447   $24,788    $42,080
Cost of goods sold...................................   38,076     46,027     62,091     65,332      82,200    19,080     29,802
                                                       -------    -------    -------    -------    --------   -------    -------
Gross profit.........................................   12,926     10,636     14,830     13,194      24,247     5,708     12,278
                                                       -------    -------    -------    -------    --------   -------    -------
Operating expenses:
  Sales and marketing................................    2,233      2,217      2,533      2,434       3,920       649      1,879
  General and administrative.........................    1,701      1,795      2,235      2,188       2,584       601      1,244
  Amortization of intangibles........................       --         --         --         --       2,230        --      1,202
  Amortization of deferred retention bonus(1)........       --         --         --         77       1,849       462        462
  Management fees....................................       --         --         --         13         439        75        150
                                                       -------    -------    -------    -------    --------   -------    -------
    Total operating expenses.........................    3,934      4,012      4,768      4,712      11,022     1,787      4,937
                                                       -------    -------    -------    -------    --------   -------    -------
Operating income.....................................    8,992      6,624     10,062      8,482      13,225     3,921      7,341
Interest expense.....................................     (176)      (392)      (578)      (848)    (10,432)   (1,859)    (3,811)
Amortization of debt issuance costs..................       (9)       (18)       (28)      (134)       (755)     (133)      (241)
Interest and other income, net.......................      323        317        557        927          54        33        109
                                                       -------    -------    -------    -------    --------   -------    -------
Income before income taxes and extraordinary item....    9,130      6,531     10,013      8,427       2,092     1,962      3,398
Income taxes(2)......................................       --         --         --         --         836       676      1,275
                                                       -------    -------    -------    -------    --------   -------    -------
Income before extraordinary item.....................    9,130      6,531     10,013      8,427       1,256     1,286      2,123
Extraordinary item net of taxes......................       --         --         --         --      (1,483)       --         --
                                                       -------    -------    -------    -------    --------   -------    -------
Net income (loss)....................................  $ 9,130    $ 6,531    $10,013    $ 8,427    $   (227)  $ 1,286    $ 2,123
                                                       =======    =======    =======    =======    ========   =======    =======
Earnings per common share:
  Basic..............................................  $          $          $          $          $          $          $
  Diluted............................................
Weighted average common shares:
  Basic..............................................
  Diluted............................................
OTHER FINANCIAL DATA:
Depreciation.........................................  $ 1,304    $ 2,061    $ 2,884    $ 3,014    $  3,635   $   720    $   949
Noncash interest expense imputed on debt.............       --         --         --         12         455        93        163
SUPPLEMENTAL DATA:
EBITDA(3)............................................  $10,619    $ 9,002    $13,503    $12,500    $ 20,993   $ 5,136    $10,063
Cash flows from operating activities.................    9,972      4,115     11,460      7,517      (2,227)    1,274      4,432
Cash flows from investing activities.................   (2,851)    (9,377)    (9,134)     5,657     (99,906)     (322)    (1,499)
Cash flows from financing activities.................   (4,648)     4,830     (3,434)   (16,693)    103,253    (1,150)    (3,116)

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------   APRIL 3,
                                                                1995       1996       1997       1998       1999       2000
                                                              --------   --------   --------   --------   --------   ---------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $ 8,100    $11,815    $18,517    $ 8,070    $13,994     $15,359
Total assets................................................   25,494     35,498     43,845     56,453    168,327     167,376
Long-term obligations, including current maturities.........    2,820     10,701     10,889     72,772    140,163     137,209
Stockholders' equity (deficit)..............................   17,104     20,654     27,048    (22,755)    16,537      18,663

------------

(1) Amortization of deferred retention bonus relates to a retention bonus plan that we implemented as part of our leveraged recapitalization in December 1998. In connection with this offering, we intend to pay out $10.8 million to participants in order to eliminate our obligations under this plan.

(2) Prior to December 15, 1998, we had made an S corporation election for income tax purposes to include our taxable income in our stockholders' taxable income. Had we been taxed as a C corporation, assuming an effective federal statutory tax rate of 34%, our income tax expense would have been $3.1 million in 1995, $2.2 million in 1996, $3.4 million in 1997 and $2.9 million in 1998 and our net income would have been $6.0 million in 1995, $4.3 million in 1996, $6.6 million in 1997 and $5.5 million in 1998.
    We were not subject to state income taxes in 1997 and 1998 due to our only operating in Washington state, a state that does not impose a state income tax.

(3) EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Our definition of EBITDA may differ from definitions used by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH THE "SELECTED FINANCIAL DATA" SECTION OF THIS PROSPECTUS AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading independent provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Our printed circuit boards serve as the foundation of electronic products such as routers, switches, servers, memory modules and cellular base-stations. Our customers include OEMs and EMS providers. Our customers primarily serve rapidly growing segments of the electronics industry, including networking, high-end computing and computer peripherals. Our time-to-market focused manufacturing services enable our customers to shorten the time required to develop new products and bring them to market.

    In July 1999, we acquired Power Circuits, a printed circuit board manufacturer located in Santa Ana, California. In this acquisition we gained engineering and process expertise tailored specifically to manufacturing printed circuit boards for the quick-turn market and significantly diversified our customer base and end-markets. We acquired Power Circuits and recorded the acquisition under the purchase method of accounting. The excess purchase price over the fair value of the net tangible assets acquired was approximately
$90 million, of which $72 million was allocated to goodwill and $18 million was allocated to identifiable intangibles. In connection with this acquisition, we made an Internal Revenue Code Section 338(h)(10) election which allows us to deduct this goodwill and other intangibles for federal income tax purposes over 15 years, resulting in an annual tax deduction of $6.0 million. The acquisition was financed through our senior credit facility, our subordinated debt facility and additional equity contributions.

    In 1999, we sold printed circuit boards to more than 400 companies. Our top 10 customers during this period were ACT Manufacturing, ATL Ultrasound, Ciena, Compaq, including Compaq-directed EMS providers, ETMA, General Electric, Motorola, NEC, Radisys and Solectron. Our top 10 customers comprised 62.3% of our historical net sales during fiscal year 1997, 78.9% of our historical net sales during fiscal year 1998, 68.4% of our historical net sales during fiscal year 1999, and 62.9% of our net sales during the first fiscal quarter 2000. Our top 10 customers comprised 62.3% of our pro forma net sales in 1999. In 1999, Solectron accounted for 19.3% of our historical net sales and Compaq, including Compaq-directed sales, accounted for 16.7% of our historical net sales. For the first fiscal quarter 2000, Solectron accounted for 19.7% of our net sales and Compaq, including Compaq-directed sales, accounted for 16.0% of our net sales. We have focused significant sales and marketing resources on the fast-growing networking segment of the electronics industry. Revenues generated from networking customers increased from 8.7% of our pro forma net sales in 1997 to 25.4% in 1999.

    We sell our products through our internal sales force and independent sales representatives. Our internal sales force is paid on a salary and commission basis while our independent sales representatives are paid only on a commission basis. In 1999, our internal sales force generated 27% of our pro forma net sales, and our independent sales representatives generated 72%. The remaining 1% came from joint efforts between our internal and independent sales representatives.

    Our products are manufactured to our customers' design specifications and are priced to reflect both the complexity of the printed circuit boards and the time and volume requirements for the order. Generally, we quote prices after we receive the design specifications and time and volume requirements from our customers. Purchase orders may be cancelled prior to shipment. We charge customers a fee, based on percentage completed, if an order is cancelled once it has entered production.

    We recognize revenues upon shipment to the customer. We record net sales as our gross sales less an allowance for returns. We provide our customers a limited right of return for defective printed circuit boards. We record an allowance for estimated sales returns at the time of sale based on our historical results. For fiscal years 1997, 1998 and 1999 and for the first fiscal quarter 2000 our provision for sales returns as a percentage of gross sales was less than 2%.

    We have historically experienced lower sales in our second and third fiscal quarters due to patterns in the capital budgeting and purchasing cycles of our customers and the end-markets they serve. In particular, this effect is caused by the seasonality of our high-end computing segment. We expect to reduce the impact of seasonality by further diversification of our customer base.

    In 1999, 85.9% of our pro forma net sales were in the United States, 8.6% in Singapore, and the remainder in Europe and other Asian countries. For the first fiscal quarter 2000, 88.9% of our net sales were in the United States, 4.8% in Singapore, 4.7% in England and the remainder primarily in other European and Asian countries.

    Cost of goods sold consists of materials, labor, outside services and overhead expenses incurred in the manufacture and testing of our products. Many factors affect our gross margin, including capacity utilization, product mix, production volume and yield. We do not participate in any long-term supply contracts, and we believe there are a number of potential suppliers for the raw materials we use. We believe that our cost of goods sold will increase in absolute dollars in future periods but will continue to fluctuate as a percentage of net sales.

    Our operating expenses are classified into five general categories: sales and marketing, general and administrative, amortization of intangibles, amortization of deferred retention bonus and management fees.

    Sales and marketing expenses consist primarily of salaries and commissions paid to our internal sales force and commissions paid to independent sales representatives, as well as costs associated with marketing materials and trade shows. As quick-turn sales become a higher percentage of total sales, our average commission rate is expected to increase. We believe there are significant opportunities for us to increase our penetration throughout the United States through enhanced sales and marketing efforts. Accordingly, we expect our sales and marketing expenses to increase in absolute dollars but continue to fluctuate as a percentage of net sales.

    General and administrative costs primarily include the salaries for executive, finance, accounting, facilities and human resources personnel, as well as insurance expenses and consulting expenses for accounting and legal assistance. We expect these expenses to increase in absolute dollars but continue to fluctuate as a percentage of net sales as we add personnel and incur additional costs related to the growth of our business and the requirements of operating as a public company.

    Amortization of intangibles consists of the amortization of goodwill and other intangible assets which we recorded as a result of the Power Circuits acquisition in July 1999.

    Amortization of the deferred retention bonus relates to a retention bonus plan we implemented as part of our leveraged recapitalization in December 1998. In connection with this offering, we intend to pay out $10.8 million to participants in order to eliminate our obligations under this plan. We expect this payment to result in a charge of approximately $5.0 million, net of taxes, in the quarter in which we complete our offering.

    We pay management fees for advisory services to two firms, T.C. Management and Brockway Moran & Partners Management, totaling $600,000 per year. These two firms indirectly control our principal stockholder, Circuit Holdings. In consideration for advisory and management services rendered to TTM in connection with this offering, we will pay these two firms an aggregate fee of $1 million upon consummation of this offering. In addition, we intend to use approximately $1.5 million of the net proceeds we receive upon completion of this offering to terminate this management agreement.

    Our interest expense relates to our senior credit facility and our other long-term obligations. We intend to use approximately $66.3 million of the proceeds we receive from this offering to repay debt and eliminate our obligations under our retention bonus plan. As a result of our repayment of indebtedness, we anticipate that our interest expense will be significantly lower for subsequent periods.

    Amortization of debt issuance costs consists of the amortization of loan origination fees and related expenses. As a result of our repayment of indebtedness, we anticipate that our amortization will be significantly lower for subsequent periods. Upon completion of this offering, we intend to amend and restate our senior credit facility, which will result in the write-off of a significant portion of the remaining $2.5 million of debt issuance costs related to our senior credit facility.

    Interest income and other, net consists of interest received on investments as well as lease revenue received for subleasing some of our space in Santa Ana, California, to an outside tenant. Prior to 1999, we received significant interest income due to a large cash position invested in Treasury securities.

    Prior to our leveraged recapitalization in December 1998, we were taxed for federal tax purposes as an S corporation. Accordingly, we had no income tax expense prior to December 14, 1998. At the time of our recapitalization, we became a C corporation and the tax effect of all differences between the tax reporting and financial reporting bases of our net assets was recorded as a net deferred tax asset. The most significant basis difference resulted from an Internal Revenue Code Section 338(h)(10) tax election we made at the time of recapitalization. This election had the effect of characterizing the recapitalization and stock purchase as an asset purchase for income tax purposes. Therefore, the consideration paid to our former owners, either by us or by Circuit Holdings, in excess of the tax basis of our net assets was recorded as tax-deductible goodwill of $77.5 million, even though no goodwill was recorded for financial reporting purposes. To the extent that we have future taxable income, we will realize the benefit of this tax goodwill over 15 years. This results in an annual deduction of $5.5 million which, assuming an effective income tax rate of 37.5%, could reduce our cash taxes payable each year by $2.0 million.

    From time to time we estimate whether we will be able to earn enough taxable income over the life of the deferred tax asset to fully realize the benefit of the asset. At the time of our recapitalization, we concluded that we were unlikely to fully realize its benefit and, accordingly, we recorded a valuation allowance against the asset. At December 31, 1999, we reassessed the realizability of our deferred tax assets and concluded, based upon our tax net operating loss of $4.9 million, among other factors, that the valuation allowance was still necessary. At December 31, 1999, we had gross deferred tax assets of approximately $26.2 million and a valuation allowance of $15 million.

    Upon the completion of our offering, we intend to reevaluate the realizability of our deferred tax asset. We currently estimate that we will eliminate the $15 million valuation allowance and record this as an income tax benefit. Our estimate is based upon the anticipated significant reduction in interest expense and increases in operating income for the quarters both before and after our offering. It is possible that our estimates could change in the near term, even before we complete this offering, and the amount of income tax benefit we record could be materially different than expected. In addition, should our expectations of taxable income change in future years, it may become necessary to record a valuation allowance which would adversely effect our results of operations. Excluding any effect from the reversal of our deferred tax asset valuation allowance, we expect to have an effective income tax rate of 37.5% for fiscal 2000.

    We recorded an extraordinary item net of taxes in 1999. This expense was for the extraordinary write-off of debt issuance costs of $1.5 million, net of an income tax benefit of $834,000, which were written off as a result of new financing obtained in connection with our acquisition of Power Circuits.

    Until January 1, 1999, we operated on calendar fiscal quarters and a fiscal year ending December 31. Beginning in 1999, we started operating on 13 week fiscal quarters. Our year-end remains December 31. In 1999, our fiscal quarters ended on April 4, July 4, October 4 and December 31. In 2000, our fiscal quarters ended or will end on April 3, July 3, October 2 and December 31.

RESULTS OF OPERATIONS

    The following table sets forth income statement data expressed as a percentage of historical net sales for the periods indicated:

                                                                                                        FIRST FISCAL
                                                               YEAR ENDED DECEMBER 31,                    QUARTER
                                                         ------------------------------------      ----------------------
                                                           1997          1998          1999          1999          2000
                                                         --------      --------      --------      --------      --------
Net sales..........................................       100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold.................................        80.7          83.2          77.2          77.0          70.8
                                                          -----         -----         -----         -----         -----
Gross profit.......................................        19.3          16.8          22.8          23.0          29.2
                                                          -----         -----         -----         -----         -----
Operating expenses:
  Sales and marketing..............................         3.3           3.1           3.7           2.6           4.5
  General and administration.......................         2.9           2.8           2.4           2.4           3.0
  Amortization of intangibles......................          --            --           2.1            --           2.8
  Amortization of deferred retention bonus.........          --           0.1           1.8           1.9           1.1
  Management fees..................................          --            --           0.4           0.3           0.3
                                                          -----         -----         -----         -----         -----
    Total operating expenses.......................         6.2           6.0          10.4           7.2          11.7
                                                          -----         -----         -----         -----         -----
Operating income...................................        13.1          10.8          12.4          15.8          17.5
Interest expense...................................        (0.8)         (1.1)         (9.8)         (7.5)         (9.1)
Amortization of debt issuance costs................          --          (0.2)         (0.7)         (0.5)         (0.6)
Interest income and other, net.....................         0.7           1.2           0.1           0.1           0.3
                                                          -----         -----         -----         -----         -----
Income before income taxes and extraordinary
  item.............................................        13.0          10.7           2.0           7.9           8.1
Income taxes.......................................          --            --           0.8           2.7           3.0
                                                          -----         -----         -----         -----         -----
Income before extraordinary item...................        13.0          10.7           1.2           5.2           5.1
Extraordinary item net of taxes....................          --            --          (1.4)           --            --
                                                          -----         -----         -----         -----         -----
Net income (loss)..................................        13.0%         10.7%         (0.2)%         5.2%          5.1%
                                                          =====         =====         =====         =====         =====

FIRST FISCAL QUARTER 2000 COMPARED TO FIRST FISCAL QUARTER 1999

    NET SALES. Net sales increased $17.3 million, or 69.8%, from $24.8 million for the first fiscal quarter 1999 to $42.1 million for the first fiscal quarter 2000. Of this increase, $12.6 million resulted from the Power Circuits acquisition while $4.7 million resulted from internal sales growth. Internal sales growth increased primarily due to our Power Circuits acquisition as well as higher demand for our products and an improvement in our product mix, including increased sales of quick-turn printed circuit boards and greater sales of higher layer count, higher priced products.

    COST OF GOODS SOLD. Cost of goods sold increased $10.7 million, or 56.2%, from $19.1 million for the first fiscal quarter in 1999 to $29.8 million for the first fiscal quarter in 2000. Higher costs of goods sold resulted from the acquisition of Power Circuits whose costs contributed approximately
$6.7 million to the increase. The remaining $4.0 million growth in costs was related to increased sales volume.

    GROSS PROFIT. Gross profit increased $6.6 million, or 115.1%, from $5.7 for the first fiscal quarter 1999 to $12.3 million for the first fiscal quarter 2000. Of this increase, $5.8 million resulted from improved mix of quick-turn and higher layer count printed circuit boards, primarily related to our acquisition of Power Circuits. The remaining increase of $790,000 resulted from internal sales growth also due to an improvement in our product mix, caused by higher demands for our higher layer count products.

    OPERATING EXPENSES. Sales and marketing expenses increased $1.2 million from $649,000 for the first fiscal quarter 1999 to $1.9 million for the first fiscal quarter 2000. Of this increase, $965,000 was associated with the Power Circuits acquisition. The remaining increase of $265,000 resulted from higher commissions related to higher sales volumes and an expansion of our direct sales force.

    General and administrative expenses increased $643,000 from $601,000 for the first fiscal quarter 1999 to approximately $1.2 million for the first fiscal quarter 2000. Rising costs resulted from additional personnel expenses associated with the Power Circuits acquisition.

    Amortization of intangibles consists of amortization of goodwill and other intangible assets from the Power Circuits acquisition. Because the acquisition was consummated in July 1999, the first fiscal quarter 1999 does not include goodwill amortization. Amortization of intangibles was $1.2 million for the first fiscal quarter 2000.

    Amortization of the deferred retention bonus was $462,000 for both the first fiscal quarter 1999 and the first fiscal quarter 2000.

    Management fee expense increased $75,000 for the first fiscal quarter 1999 to $150,000 for the first fiscal quarter 2000. This increase resulted from management fees covering greater scope and services in 2000 due to the Power Circuits acquisition.

    INTEREST EXPENSE. Interest expense increased $1.9 million for the first fiscal quarter 1999 to $3.8 million for the first fiscal quarter 2000. This increase resulted from a higher level of indebtedness associated with the acquisition of Power Circuits and increased interest rates.

    AMORTIZATION OF DEBT ISSUANCE COSTS. Amortization of debt issuance costs increased $108,000 from $133,000 for the first fiscal quarter 1999 to $241,000 for the first fiscal quarter 2000. This increase resulted from a higher level of indebtedness associated with the acquisition of Power Circuits.

    INTEREST INCOME AND OTHER, NET. Interest income and other, net increased $76,000 from $33,000 for the first fiscal quarter 1999 to $109,000 for the first fiscal quarter 2000. Of this increase, $64,000 is due to additional income from a sublease we obtained as a result of the Power Circuits acquisition.

    INCOME TAXES. Income taxes increased $599,000 from $676,000 for the first fiscal quarter 1999 to $1.3 million for the first fiscal quarter 2000. The increase is due to increased operations in California in 2000 as a result of the Power Circuits acquisition. California requires us to pay state income tax, whereas Washington does not.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

    NET SALES. Net sales increased $27.9 million, or 35.6%, from $78.5 million in 1998 to $106.4 million in 1999. This increase resulted from both internal sales growth and the strategic acquisition of Power Circuits. More specifically, $19.8 million of the increase resulted from the acquisition of Power Circuits while $8.1 million resulted from internal sales growth. We achieved internal sales growth through improved product pricing together with higher unit volumes and an expanded sales effort.

    COST OF GOODS SOLD. Costs of goods sold increased $16.9 million, or 25.9%, from $65.3 million in 1998 to $82.2 million in 1999. Higher costs of goods sold resulted from our acquisition of Power Circuits which contributed approximately $11.1 million to the increase. The remaining $5.8 million rise in costs was related to increased sales volume. Direct material cost savings decreased cost of goods sold as we renegotiated prices for key materials, including laminate, copper foil and inner-layer film.

    GROSS PROFIT. Gross profit grew $11.0 million, or 83.5%, from $13.2 million in 1998 to $24.2 million in 1999. Of this increase, $7.7 million resulted from improved mix of quick-turn printed circuit boards, primarily related to the acquisition of Power Circuits. The remaining increase of $3.3 million resulted from internal sales growth.

    OPERATING EXPENSES. Sales and marketing expenses increased $1.5 million, or 61.5%, from $2.4 million in 1998 to $3.9 million in 1999. The majority of this higher expense resulted from the inclusion of over $1.4 million of expenses associated with Power Circuits. The remaining increase of approximately $100,000 was due to an increase in commissions related to higher sales volume.

    General and administrative expenses grew $396,000, or 18.1%, from $2.2 million in 1998 to $2.6 million in 1999. This increase is the net result of an additional $1.0 million in costs associated with the Power Circuits acquisition partially offset by the elimination of non-recurring charges of $530,000 associated with our recapitalization.

    Amortization of intangibles was $2.2 million in 1999. There was no amortization of intangibles in 1998.

    Amortization of deferred retention bonus increased $1.7 million from $77,000 in 1998 to $1.8 million in 1999. This increase was the result of a full year of vesting of the bonus in 1999 compared to only 15 days of vesting in 1998.

    Management fee expense was $439,000 in 1999 compared with $13,000 in 1998. Management fees in 1999 covered a full-year period compared to only 15 days in 1998.

    INTEREST EXPENSE. Interest expense increased $9.6 million from $848,000 in 1998 to $10.4 million in 1999. This increase resulted from a higher level of indebtedness associated with our recapitalization in December 1998 and our subsequent acquisition of Power Circuits in July 1999.

    AMORTIZATION OF DEBT ISSUANCE COSTS. Amortization of debt issuance costs increased $621,000 from $134,000 in 1998 to $755,000 in 1999. This increase resulted from a higher level of indebtedness associated with our recapitalization in December 1998 and our subsequent acquisition of Power Circuits in July 1999.

    INTEREST INCOME AND OTHER, NET. Interest income and other, net, which consisted primarily of interest income from short-term investments, declined $873,000 from $927,000 in 1998 to $54,000 in 1999. In connection with our leveraged recapitalization in 1998, we paid out excess cash to former stockholders in the form of dividends and as a result our income from investments declined.

    INCOME TAXES. Income taxes were $836,000 in 1999. We did not pay income taxes in 1998 because we made an S corporation election for income tax purposes to include our taxable income in our stockholders' taxable income.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

    NET SALES. Net sales increased $1.6 million, or 2.1%, from $76.9 million in 1997 to $78.5 million in 1998. We attribute this slow growth in 1998 to an industry-wide supply and demand imbalance caused by two primary factors. First, the Asian financial crisis adversely impacted overall printed circuit board pricing during the first half of 1998 due to excess capacity overseas, which led to global pricing reductions. Second, domestic OEMs, including one of our largest customers, Compaq, reduced their inventory levels in an effort to adopt a more direct distribution model.

    COST OF GOODS SOLD. Costs of goods sold increased $3.2 million, or 5.2%, from $62.1 million in 1997 to $65.3 million in 1998. The rise in costs was related to higher unit volumes and increased costs associated with the ramp-up of our new Burlington facility.

    GROSS PROFIT. Gross profit decreased $1.6 million, or 11.0%, from $14.8 million in 1997 to $13.2 million in 1998. This decline resulted from pricing pressures caused by excess industry capacity resulting from the Asian financial crisis, inefficiencies created by the ramp-up of our Burlington production facility and an overall slowdown in growth related to inventory rationalization by several of our customers.

    OPERATING EXPENSES. Sales and marketing expenses decreased $99,000, or 3.9%, from $2.5 million in 1997 to $2.4 million in 1998. The expense savings resulted primarily from an increased portion of revenues being generated by our direct sales force.

    General and administrative expenses decreased $47,000, or 2.1%, from 1997 to 1998. This marginal increase was due to additional staff for the ramp-up and administration of our new Burlington facility.

    Amortization of deferred retention bonus was $77,000 in 1998. The program was implemented in 1998 so there was no deferred retention bonus expense in 1997.

    Management fee expense was $13,000 in 1998. There was no management fee paid in 1997.

    INTEREST EXPENSE. Interest expense rose $270,000 from $578,000 in 1997 to $848,000 in 1998. The increase resulted from higher borrowings in connection with our recapitalization.

    AMORTIZATION OF DEBT ISSUANCE COSTS. Amortization of debt issuance costs increased $106,000 from $28,000 in 1997 to $134,000 in 1998. This increase resulted from higher borrowings in connection with our recapitalization.

    INTEREST INCOME AND OTHER, NET. Interest income and other, net, increased $370,000 from $557,000 in 1997 to $927,000 in 1998. Excess cash from operations generated the increase in investment income.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents our consolidated historical operating results for each of the five fiscal quarters in the period from January 1, 1999 through April 3, 2000. This information is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We believe that quarter to quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of future performance.

                                                                   FISCAL QUARTER ENDED
                                                 --------------------------------------------------------
                                                    PRIOR TO POWER                SUBSEQUENT TO
                                                 CIRCUITS ACQUISITION       POWER CIRCUITS ACQUISITION
                                                 ---------------------   --------------------------------
                                                 APRIL 4,     JULY 4,    OCT. 4,    DEC. 31,    APRIL 3,
                                                   1999        1999        1999       1999        2000
                                                 ---------   ---------   --------   ---------   ---------
                                                                      (IN THOUSANDS)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales......................................   $24,788     $18,986    $29,595     $33,078     $42,080
Cost of goods sold.............................    19,080      16,404     21,883      24,833      29,802
                                                  -------     -------    -------     -------     -------
Gross profit...................................     5,708       2,582      7,712       8,245      12,278
                                                  -------     -------    -------     -------     -------
Operating expenses:
  Sales and marketing..........................       649         549      1,347       1,375       1,879
  General and administrative...................       601         188        748       1,047       1,244
  Amortization of intangibles..................        --          --      1,028       1,202       1,202
  Amortization of deferred retention bonus.....       462         462        462         463         462
  Management fees..............................        75          75        139         150         150
                                                  -------     -------    -------     -------     -------
    Total operating expenses...................     1,787       1,274      3,724       4,237       4,937
                                                  -------     -------    -------     -------     -------
Operating income...............................   $ 3,921     $ 1,308    $ 3,988     $ 4,008     $ 7,341
                                                  =======     =======    =======     =======     =======
Net income (loss)..............................   $ 1,286     $  (378)   $(1,257)    $   122     $ 2,123
                                                  =======     =======    =======     =======     =======
AS A PERCENTAGE OF NET SALES:
Net sales......................................     100.0%      100.0%     100.0%      100.0%      100.0%
Cost of goods sold.............................      77.0        86.4       73.9        75.1        70.8
                                                  -------     -------    -------     -------     -------
Gross profit...................................      23.0        13.6       26.1        24.9        29.2
                                                  -------     -------    -------     -------     -------
Operating expenses:
  Sales and marketing..........................       2.6         2.9        4.6         4.1         4.5
  General and administrative...................       2.4         1.0        2.5         3.2         3.0
  Amortization of intangibles..................        --          --        3.5         3.6         2.9
  Amortization of deferred intention bonus.....       1.9         2.4        1.6         1.4         1.1
  Management fees..............................       0.3         0.4        0.4         0.5         0.3
                                                  -------     -------    -------     -------     -------
    Total operating expenses...................       7.2         6.7       12.6        12.8        11.8
                                                  -------     -------    -------     -------     -------
Operating income...............................      15.8%        6.9%      13.5%       12.1%       17.4%
                                                  =======     =======    =======     =======     =======
Net income (loss)..............................       5.2%       (2.0)%     (4.4)%       0.4%        5.0%
                                                  =======     =======    =======     =======     =======

    Net sales increased in four of the past five quarters. Net sales decreased from $24.8 million in the first fiscal quarter 1999 to $19.0 million in the second fiscal quarter 1999 due to seasonal reduction in demand and the adjustment to a "just-in-time" inventory policy by our two largest customers, Solectron and Compaq. Net sales increased sequentially in the following three quarters due to our Power Circuits acquisition as well as higher demand for our products and an improvement in our product mix, including increased sales of quick-turn printed circuit boards and greater sales of higher layer count, higher priced products.

    Cost of goods sold increased in four of the last five quarters. Cost of goods sold decreased from $19.1 million in the first fiscal quarter 1999 to $16.4 million in the second fiscal quarter 1999 due to sales volume decreases. Over the same period, gross profit decreased due to a less favorable pricing environment and fixed operating costs spread over a lower sales volume. Cost of goods sold increased in subsequent quarters due to our Power Circuits acquisition as well as increased sales volumes. At the same time, gross profit increased due to higher unit volumes coupled with an increasing mix of higher margin quick-turn and higher layer count sales.

    Sales and marketing expenses increased in four of the last five quarters. These expenses decreased from $649,000 in the first fiscal quarter 1999 to $549,000 in the second fiscal quarter 1999 due to a decline in unit sales volumes. Sales and marketing expenses increased sequentially beginning in the third fiscal quarter 1999 due to the inclusion of expenses associated with the Power Circuits acquisition and increased commission expenses associated with increasing sales.

    General and administrative expenses increased in four of the five last fiscal quarters. Expenses fell in the second fiscal quarter 1999 compared to the first fiscal quarter due to an adjustment for previously recorded bonus expense. Performance-based bonuses accrued in the first fiscal quarter were reduced and reversed in the second quarter due to lower than expected performance. In addition, commencing in the third fiscal quarter 1999 we began including costs associated with the Power Circuits acquisition.

    Amortization of goodwill and other intangibles was related to our Power Circuits acquisition and therefore began in the third fiscal quarter 1999.

    Management fees increased at the time of the Power Circuits acquisition due to the increased scope of services provided under our management agreement.

    Net income decreased or remained approximately flat in three of the last five fiscal quarters. Net income decreased from $1.3 million in the first fiscal quarter to a loss of $378,000 in the second fiscal quarter primarily due to lower sales and gross profit. While sales and gross profit rebounded in the third fiscal quarter 1999, we incurred a net loss of $1.3 million due to increased debt levels and related interest expense as well as the addition of goodwill and intangibles amortization resulting from the Power Circuits acquisition in July. Further contributing to the loss was the $1.5 million after-tax extraordinary item related to the write-off of debt issuance costs in connection with refinancing our senior credit facility. Net income improved in the following two fiscal quarters due to higher sales volumes and gross profit while our interest and amortization expenses remained approximately constant.

LIQUIDITY AND CAPITAL RESOURCES

    Our principal sources of liquidity are cash provided by operations and borrowings under various debt agreements. Our principal uses of cash have been to finance mergers and acquisitions, meet debt service requirements and finance capital expenditures. We anticipate that these uses will continue to be our principal uses of cash in the future.

    Net cash provided by operating activities was $11.5 million in 1997 and $7.5 million in 1998. Net cash used in operating activities was $2.2 million in 1999. Net cash provided by operating activities was $4.4 million in the first fiscal quarter 2000. Fluctuations in net cash provided by operating activities is attributable to increases and decreases in our net income before non-cash charges and normal fluctuations in working capital.

    Net cash used in investing activities was $9.1 million in 1997. Net cash provided by investing activities was $5.7 million in 1998. Net cash used in investing activities was $99.9 million in 1999 and $1.5 million in the first fiscal quarter 2000. These activities consist of capital expenditures in each period and cash of $95.5 million used in the acquisition of Power Circuits in 1999. Our capital expenditures were $2.6 million in 1997, $1.7 million in 1998 and $4.5 million in 1999. Currently we have no capital lease obligations. We anticipate capital expenditures of $11.0 million in 2000 reflecting our intent to expand capacity at all of our facilities.

    Net cash used in financing activities was $3.4 million in 1997 and $16.7 million in 1998. Net cash provided by financing activities was $103.2 million in 1999. Net cash used in financing activities was $3.1 in the first fiscal quarter 2000. Our principal financing activities in 1999 included the repayment of existing debt facilities and borrowings on our new debt facilities in connection with the Power Circuits acquisition. Common stock amounting to $37.5 million was also issued to fund this acquisition. In 1998, our principal financing activities included repayment of our existing debt facilities and the new financings associated with our leveraged recapitalization. This recapitalization also included distributions to stockholders. In addition, our principal financing activities in 1997 included normal borrowings and repayments under our credit facilities as well as stockholder distributions.

    As of April 3, 2000, we had outstanding long-term obligations of $137.2 million consisting of $116.2 million under our senior credit facility, $13.2 million of senior subordinated notes and $7.8 million of a deferred retention bonus payable. Our senior credit facility consists of term loans and a $15.0 million revolving credit facility, of which $9.3 million was available as of April 3, 2000. The minimum principal payment obligation on our term loan is $3.6 million for fiscal year 2000. No other debt instruments require minimum principal repayments during 2000. We intend to use the net proceeds we receive from this offering to repay indebtedness and long-term obligations, including redeeming all of our senior subordinated notes, our subordinated notes and a portion of our senior credit facility, and eliminating our obligations under our retention bonus plan. As of April 3, 2000, our weighted average interest rate under our senior credit facility was 9.9%.

    Based on our current level of operations, we believe that cash generated from operations, available cash and amounts available under our senior credit facility will be adequate to meet the debt service requirements, capital expenditures and working capital needs of our current operations for at least the next 12 months. We may require additional financing if we decide to consummate additional acquisitions. We are highly leveraged and our future operating performance and ability to service or refinance our senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

QUANTITATIVE AND QUALITATIVE DISCLOSURE RELATING TO MARKET RISKS

    INTEREST RATE RISK. Our senior credit facility bears interest at floating rates. We reduce our exposure to interest rate risks through swap agreements. In conjunction with this offering, we intend to evaluate our interest rate exposure from our remaining debt and will modify the terms of our interest rate exchange agreements to ensure they remain an effective cash flow hedge for our variable rate debt.

    Under the terms of our current swap agreements, we pay maximum annual rates of interest applied to notional amounts. These notional amounts equal 60% of the principal balance outstanding under our senior credit facility for the period beginning August 16, 1999 through December 31, 2001. During this period, our maximum annual rate ranges from 5.08% to 6.36% for a given month. The term loan facility portion of our senior credit facility bears interest based on one-month LIBOR. As of April 3, 2000, one-month LIBOR was 6.13%. If one-month LIBOR increased by 10% to 6.74%, interest expense related to the term loan facility portion would increase by $711,000 in 2000. However, the increase in interest expense would be offset by $372,000 in payments we would be entitled to receive under our swap agreements.

    The revolving credit facility bears interest ranging from 2.25% to 3.25% per annum plus the applicable LIBOR or from 0.75% to 1.75% per annum plus the federal reserve reported overnight funds rate plus 0.50% per annum. Therefore, a 10% change in interest rates as of April 3, 2000, is not expected to materially affect the interest expense to be incurred on this facility during such period.

    FOREIGN CURRENCY EXCHANGE RISK. All of our sales are denominated in U.S. dollars, and as a result, we have relatively little exposure to foreign currency exchange risk with respect to sales made.

    IMPACT OF INFLATION. We believe that our results of operations are not dependent upon moderate changes in the inflation rate as we expect that we will be able to pass along component price increases to our customers.

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

    As of April 3, 2000, our consolidated balance sheet reflected $86.7 million of intangible assets, a substantial portion of our total assets at such date. Intangible assets consist of goodwill and other identifiable intangibles relating to our acquisition of Power Circuits. The balances of these intangible assets may increase in future periods, principally from the consummation of further acquisitions. Amortization of these additional intangibles would, in turn, have a negative impact on earnings. In addition, we continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could have a material adverse effect on our results during the periods in which such a reduction is recognized. We may be required to write down intangible assets in future periods.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No 137, issued by the FASB in July 1999, establishes a new effective date for SFAS No. 133. This statement, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is therefore effective for us beginning with our first fiscal quarter 2001. Based upon the nature of the financial instruments and hedging activities in effect as of the date of this filing, this pronouncement would require us to reflect the fair value of our derivative instruments on the consolidated balance sheet. Changes in fair value of these instruments will be reflected as a component of comprehensive income.

                                    BUSINESS

OVERVIEW

    We are a leading independent provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Our printed circuit boards serve as the foundation of electronic products such as routers, switches, servers, memory modules and cellular base-stations. Our customers include OEMs and EMS providers. Our customers primarily serve rapidly growing segments of the electronics industry, including networking, high-end computing and computer peripherals. Our time-to-market focused manufacturing services enable our customers to shorten the time required to develop new products and bring them to market.

    We provide our customers with an integrated manufacturing solution that encompasses all stages of an electronic product's life cycle. We utilize a facility specialization strategy in which we place each order in the facility best suited for the customer's particular delivery time and volume needs. Our integrated facilities utilize compatible technology and manufacturing processes. This enables optimized manufacturing operations and efficient movement of orders among facilities as a product's life cycle matures.

    Our integrated manufacturing solution includes the following services:

    QUICK-TURN SERVICES:

    - PROTOTYPE PRODUCTION. In the design, testing and launch phase of a new electronic product's life cycle, customers typically require limited quantities of printed circuit boards in a very short period of time. We satisfy this need by manufacturing prototype printed circuit boards in quantities of up to 50 boards per order with delivery times ranging from as little as 24 hours to 10 days.

    - RAMP-TO-VOLUME PRODUCTION. After a product has successfully completed the prototype phase, our customers introduce the product to the market and require larger orders of printed circuit boards. Our ramp-to-volume services typically include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days.

    For the year ended December 31, 1999, orders with delivery requirements of 10 days or less represented 33% of our pro forma gross sales. Ten day or less orders represented a significantly higher percentage of gross sales for our Santa Ana facility which focuses on prototype production and new customer development.

    STANDARD LEAD TIME SERVICES:

    - VOLUME PRODUCTION. Following market introduction, a product proceeds to commercial production. Our volume production services, which typically target higher complexity printed circuit boards, include manufacturing up to several thousand printed circuit boards per order with delivery times ranging from three to eight weeks.

    Our quick-turn capabilities allow us to capture new customers in high-growth electronics markets. These quick-turn capabilities, combined with our advanced manufacturing process and technology expertise, increase our ability to capture our customers' volume production business.

    We provide our time-to-market services primarily to customers whose products are subject to continuous technological developments and numerous product improvements. Our top seven OEM customers include ATL Ultrasound, Ciena, Compaq, General Electric, Motorola, NEC, and Radisys, and our top five EMS customers include ACT Manufacturing, Celestica, ETMA, K*Tec, and Solectron.

INDUSTRY BACKGROUND

    Printed circuit boards serve as the foundation of most electronic products. The printed circuit board manufacturing industry has benefited from the proliferation of electronic products in a variety of applications, ranging from consumer products, such as cellular telephones, to high-end commercial electronic products, such as communications and computer networking equipment. Printed circuit boards are manufactured from large sheets of laminated material, or panels. Each panel is typically subdivided into multiple printed circuit boards, each consisting of a pattern of electrical circuitry etched from copper to provide an electrical connection between the components mounted to it.

    Primary purchasers of printed circuit boards are OEMs and EMS providers. The total United States market for rigid printed circuit boards, the type we manufacture, was $7.7 billion in 1998 and is projected to grow to $9.7 billion in 2002. The market for prototype production of printed circuit boards was $1.4 billion in 1998, or 18% of the market. The market for highly complex printed circuit boards, which include boards with greater than eight layers and those that use advanced materials, was $6.1 billion in 1998, or 80% of the market, and is expected to reach $8.8 billion, or 84% of the market, by 2002, which represents a compound annual growth rate of 10%.

    Products within the networking, high-end computing and computer peripherals markets have high levels of complexity and short life cycles as OEMs continually develop new and increasingly sophisticated products. We believe these characteristics benefit printed circuit board manufacturers that can assist OEMs in bringing a product to market faster by providing the engineering expertise, process controls and execution capability to accelerate product development and quickly proceed to volume production. Manufacturers of complex electronics products in other high-growth markets, such as optical networking, digital subscriber lines, wireless applications and storage area networks are also under pressure to bring their products to market faster. These markets are growing as a result of technological change, demand for a wider variety of product applications, and increasingly powerful electronic components. We believe that the time-critical and highly complex nature of these new and emerging markets will further increase the demand for rapid production of complex printed circuit boards.

    We see several trends for the printed circuit board manufacturing industry. These include:

    SHORTER ELECTRONIC PRODUCT LIFE CYCLES. Rapid changes in technology are shortening the life cycles of complex electronic products and reducing the period during which products are profitable, placing greater pressure on OEMs to bring new products to market faster. OEMs are placing increased emphasis on the prototype stage of printed circuit board production in order to accelerate product development. In addition, the rapid adoption of innovative electronic products is heightening the need for OEMs to minimize the time required to advance products from prototype design to product introduction. We believe these time-to-market requirements are causing OEMs to increasingly rely on printed circuit board manufacturers who have the capability to meet the needs of compressed product life cycles.

    INCREASING COMPLEXITY OF ELECTRONIC PRODUCTS. The increasing complexity of electronic products is driving technological advancements in printed circuit boards. OEMs are continually designing more complex and higher performance electronic products, which require printed circuit boards that can accommodate higher speeds and component densities. We believe that OEMs are increasingly relying upon larger printed circuit board manufacturers who possess the scale and financial resources necessary to invest in advanced manufacturing process technologies and sophisticated engineering staff, often to the exclusion of smaller printed circuit board manufacturers who do not possess such technology or resources.

    DECREASED RELIANCE OF OEMS ON MULTIPLE PRINTED CIRCUIT BOARD
MANUFACTURERS. OEMs have traditionally relied on multiple printed circuit board manufacturers to provide different services as an electronic product moves through its life cycle. We believe that the transfer of a product among different printed circuit board manufacturers results in increased costs and inefficiencies due to incompatible technologies and manufacturing processes and production delays. As a result, we believe that OEMs are reducing the number of printed circuit board manufacturers which they rely on, presenting an opportunity for those who can offer one-stop manufacturing capabilities.

    CONSOLIDATION OF INDEPENDENT PRINTED CIRCUIT BOARD MANUFACTURERS. As more complex electronic products proliferate, printed circuit board manufacturers require substantial investment in advanced production facilities, engineering and manufacturing expertise and process technology. These capital and technology requirements have contributed to consolidation in the printed circuit board manufacturing industry. The total number of independent printed circuit board manufacturers in the United States decreased from 845 in 1993 to 650 in 1998. Of this 650, only 10 had net sales greater than $100 million in 1998, accounting for 44% of the U.S market. In addition, several printed circuit board manufacturers have recently merged with or been acquired by EMS providers. We believe this development benefits the remaining independent printed circuit board manufacturers as EMS providers may be less willing to make purchases of printed circuit boards from their vertically integrated competitors.

THE TTM SOLUTION

    We assist our customers in bringing sophisticated electronic products to market faster by offering them time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our solution include:

    TIME-TO-MARKET FOCUSED SERVICES. We deliver highly complex printed circuit boards to customers in as little as 24 hours. This enables OEMs to rapidly develop sophisticated electronic products and quickly bring these products to market. During 1999, we generated 33% of our pro forma gross sales from orders with delivery requirements of 10 days or less. Furthermore, our one-stop manufacturing capabilities allow us to rapidly advance electronic products from the prototype stage through ramp-to-volume and volume production.

    STRONG PROCESS AND TECHNOLOGY EXPERTISE. We deliver time-critical, highly complex manufacturing services through our advanced manufacturing process and technology expertise. Key elements of our process expertise include the integration of our facilities with one another through compatible technology and processes and our early adoption and continuous evaluation of new technologies to further reduce delivery times, improve quality, increase yields and decrease costs.

    Our technology expertise is evidenced by our focus on high complexity, higher layer count printed circuit boards. In 1999, 48% of our pro forma gross sales were from the manufacture of printed circuit boards with at least eight layers, an industry accepted measure of complexity. This amount increased to 53% of our gross sales for the first fiscal quarter 2000. In addition, many of our lower layer count boards are complex as a result of the incorporation of other technologically advanced features. Our Burlington facility manufactures printed circuit boards primarily on 24 by 30 inch panels, compared to an industry standard of 18 by 24 inches. This larger panel size provides 67% more usable surface area than the industry standard which allows us to manufacture more printed circuit boards per panel resulting in increased manufacturing efficiencies.

    ONE-STOP MANUFACTURING SOLUTION. We provide a one-stop manufacturing solution to our customers through our specialized facilities. This facility specialization strategy allows us to optimize our manufacturing operations by placing each order in a facility best suited for the customer's particular delivery time and volume needs. Our range of services enable us to capture volume production from our quick-turn customers and quick-turn production of next generation products from our volume customers.

STRATEGY

    Our goal is to be the leading provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

    TARGETING ADDITIONAL CUSTOMERS IN HIGH-GROWTH MARKETS. Our time-to-market philosophy is a strong complement to the rapid introduction and short product life cycle of advanced electronic products. We currently focus our marketing efforts on OEMs and EMS providers in the high-growth networking, high-end computing and computer peripherals segments of the electronics industry. We also target providers of next-generation technology, such as optical networking, digital subscriber lines, wireless applications and storage area networks.

    FURTHER EXPANDING OUR QUICK-TURN MANUFACTURING CAPACITY. We recently completed a significant expansion of our quick-turn facility, increasing capacity by approximately 60%. This allows us to better serve our existing customer base and attract new customers. In addition, as early as the second fiscal quarter 2001, we intend to further expand our manufacturing capacity within this facility by occupying approximately 22,000 additional square feet which we currently sublease.

    CAPITALIZING ON OUR QUICK-TURN SERVICES TO CAPTURE FOLLOW-ON VOLUME PRODUCTION. Our quick-turn capabilities allow us to establish relationships with OEMs and EMS providers early in a product's life cycle and often gives us an advantage in securing a preferred vendor status for follow-on volume production opportunities. We intend to capitalize on these relationships to increase demand for our volume production services.

    CONTINUING TO IMPROVE OUR TECHNOLOGICAL CAPABILITIES AND PROCESS MANAGEMENT SYSTEMS. We are consistently among the earliest adopters of new developments in printed circuit board manufacturing processes and technology. We continuously evaluate new processes and technology to further reduce our delivery times, improve quality, increase yields and decrease costs. We will continue to pursue our facility specialization strategy and deploy manufacturing processes and technology suited for each customer's delivery time and volume requirements. In addition, we will continue to develop and implement manufacturing processes and technology that allow our facilities to remain fully integrated.

    PURSUING COMPLEMENTARY ACQUISITION OPPORTUNITIES. We continuously consider strategic acquisitions of companies and technologies that may enhance our competitive position by strengthening our service offering and expanding our customer base. For example, our July 1999 acquisition of Power Circuits provided us with significant quick-turn manufacturing capabilities and diversified our customer base and end-markets.

SERVICES

    We provide our customers with an integrated manufacturing solution that encompasses all stages of an electronic product's life cycle from prototype through ramp-to-volume and volume production. Our services include:

    QUICK-TURN SERVICES:

    PROTOTYPE PRODUCTION. We provide prototype services primarily at our facility in Santa Ana, California, where we serve customers that require limited quantities of printed circuit boards. A typical order size is up to 50 printed circuit boards with delivery times ranging from as little as 24 hours to 10 days. We believe the ability to meet our customers' prototype demands strengthens our long-term relationships and gives us an advantage in securing a preferred vendor status when customers begin ramp-to-volume and volume production. Our Santa Ana facility is available seven days per week and 24 hours per day to be able to respond quickly to customer orders. We also provide prototype production as a secondary use of our Redmond facility.

    RAMP-TO-VOLUME PRODUCTION. We provide ramp-to-volume services primarily at our facility in Redmond, Washington. Our ramp-to-volume service typically includes the manufacture of up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days. We provide our customers with ramp-to-volume services to accommodate time-to-volume pressures or as a temporary solution for unforeseen manufacturing issues or customer demands. Our Redmond facility is available seven days per week and 24 hours per day to be able to respond quickly to customer orders. We also provide ramp-to-volume production as secondary uses of our Santa Ana and Burlington facilities.

    STANDARD LEAD TIME SERVICES:

    VOLUME PRODUCTION. We provide volume production primarily at our facility in Burlington, Washington, where we manufacture printed circuit boards for use in the commercial production phase. Our volume production service targets higher complexity printed circuit boards and manufactures up to several thousand printed circuit boards per order with delivery times typically ranging from three to eight weeks. Our volume production services complement our prototype and ramp-to-volume production and allow us to offer customers one-stop manufacturing capabilities. In addition, we are able to augment the services we provide to our existing volume production customers by providing prototype and ramp-to-volume manufacturing for their next generation products. Our Burlington facility operates seven days per week. We also provide volume production as a secondary use of our Redmond facility.

TECHNOLOGY

    The market for our products is characterized by rapidly evolving technology. In recent years, the trend in the electronic products industry has been to increase the speed, complexity and performance of components while reducing their size. We believe our technological capabilities allow us to address the needs of manufacturers who need to bring complicated electronic products to market faster. Our printed circuit boards serve as the foundation of products such as routers, switches, servers, memory modules and cellular base-stations, among other applications.

    We believe the highly specialized equipment we use is among the most advanced in our industry. We provide a number of advanced technologies, including:

    - 20+ LAYER PRINTED CIRCUIT BOARDS. Manufacturing printed circuit boards with greater layers is more difficult to accomplish due to the greater number of processes required. We reliably manufacture printed circuit boards with high numbers of layers in a time-critical manner.

    - BLIND AND BURIED VIAS. Blind and buried vias are holes in the printed circuit board that are generally created with lasers employing depth control rather than mechanical drills, through which printed circuit board layers are interconnected. Blind vias are holes visible only from one side of the printed circuit board. Buried vias are holes that do not reach either surface of the printed circuit board, but are buried in the intermediate layers.

    - 0.003 INCH TRACES AND SPACES. Traces are the connecting lines between the different components of the printed circuit board and spaces are the distances between traces. The smaller the traces and tighter the spaces, the higher the density on the printed circuit board and the greater the difficulty of achieving a desired final yield on an order.

    - ASPECT RATIOS OF UP TO 10:1. The aspect ratio is the ratio between the thickness of the printed circuit board and the diameter of a drilled hole. The higher the ratio, the greater the difficulty to reliably form, electroplate and finish all the holes on a printed circuit board.

    - 24 BY 30 INCH PANELS. Our Burlington facility is configured for volume production of printed circuit boards based on a 24 by 30 inch panel size, compared to an industry standard panel size of 18 by 24 inches. This larger panel size provides 67% more usable surface area than the industry standard which allows us to manufacture more printed circuit boards per panel resulting in increased manufacturing efficiencies.

    - THIN CORE PROCESSING. A core is the basic inner-layer building block material from which printed circuit boards are constructed. A core consists of a flat sheet of material comprised of glass-reinforced resin with copper foil on either side. Core thickness in our printed circuit boards range from 0.002 inches to 0.059 inches. By comparison, the average human hair is 0.004 inches in diameter.

    - SEQUENTIAL LAMINATION. When using blind and/or buried via technology in a multi-layer printed circuit board, we often incorporate sequential lamination construction technology. We use sequential lamination when there is a requirement for multiple sets of laminated, drilled and plated via assemblies.

    - MICROVIAS. Microvias are small vias with diameters generally between 0.001 and 0.005 inches after plating.

    - MICRO BALL GRID ARRAY/CHIP-ON-BOARD FEATURES. A ball grid array is a method of mounting an integrated circuit or other component to a printed circuit board. Rather than using pins, also called leads, the component is attached with small balls of solder at each contact. This array method allows for greater input/output density and requires printed circuit boards with higher layer counts and tighter lines and spaces. A micro ball grid array is an array structure where the distance between component pads is 0.031 inches or less. A chip-on-board device is a component that uses a lead structure where the distance between component pads is 0.016 inches or less.

    - UP TO 25,000 TEST POINTS PER PRINTED CIRCUIT BOARD. Each component lead or attachment point of a printed circuit board corresponds to an electrical test point. Generally, the more complex the printed circuit board, the more test points are present and the higher the density of the points.

    - DIFFERENTIAL IMPEDANCE. Some highly complex printed circuit boards require that certain parameters of the electric signals transmitted through traces be highly controlled. Our differential impedance technology provides the means to accurately produce printed circuit boards to these requirements.

CUSTOMERS AND MARKETS

    Our customers include both OEMs and EMS providers that primarily serve rapidly growing segments of the electronics industry, including networking, high-end computing and computer peripherals. We measure customers as those companies that place at least two orders in a 12-month period. In 1999, we sold printed circuit boards to more than 400 companies.

    Our top 25 customers in 1999 were:

NETWORKING                     HIGH-END COMPUTING             COMPUTER PERIPHERALS
----------                     ------------------             --------------------
ADC Video Systems              Compaq, including Compaq-      CMD Technologies
Adtran                         directed EMS providers         Diversified Technology
Ciena                                                         Kingston
Lucent                         MEDICAL EQUIPMENT              Matrox Electronics
                               -----------------------------
NEC                            ATL Ultrasound                 3DFX

INDUSTRIAL AUTOMATION          EMS PROVIDERS                  OTHER OEMS
---------------------          -------------                  ----------
ACD                            ACT Manufacturing              Applied Tech Service
Eastman Kodak                  ETMA                           Matsushita
Extron Electronics             Solectron                      Motorola
General Electric                                              Nokia
Radisys                                                       Sony

    In 1999, sales to our two largest customers, Solectron and Compaq, including Compaq-directed EMS providers, accounted for 16.9% and 15.3% of our pro forma net sales, and sales to our 10 top customers accounted for 62.3% of our pro forma net sales. Solectron accounted for 19.6% of our net sales for the first fiscal quarter 2000 and Compaq, including Compaq-directed EMS providers, accounted for 16.0% of our net sales. Sales to our top 10 customers accounted for 62.9% of our net sales for the first fiscal quarter 2000.

    In 1999, 85.9% of our pro forma net sales were in the United States, 8.6% in Singapore, and the remainder in Europe and other Asian countries. For the first fiscal quarter 2000, 88.9% of our net sales were in the United States, 4.8% in Singapore, 4.7% in England and the remainder primarily in other European and Asian countries.

    The following table shows the percentage of our net sales in each of the principal end-markets we served for the periods indicated. Figures for the years ended December 31, 1997, 1998 and 1999 are presented on a pro forma basis.

                                                                                                FIRST
                                                                                                FISCAL
                                                                 YEAR ENDED DECEMBER 31,       QUARTER
                                                              ------------------------------   --------
END-MARKETS                                                     1997       1998       1999       2000
-----------                                                   --------   --------   --------   --------
Networking..................................................    8.7  %    17.8  %    25.4  %    24.4  %
High-end computing..........................................   24.3       24.7       21.5       26.4
Computer peripherals........................................   24.0       23.7       23.3       21.3
Industrial automation.......................................   11.4       10.1       12.2       10.6
Medical equipment...........................................    6.4        6.6        6.5        6.8
Other.......................................................   25.2       17.1       11.1       10.4
                                                               ------     ------     ------     ------
  Total.....................................................   100.0 %    100.0 %    100.0 %    100.0 %
                                                               ======     ======     ======     ======

SALES AND MARKETING

    Our marketing strategy focuses on establishing long-term relationships with our customers' engineering staff and new product introduction personnel early in the product development phase. As the product moves from the prototype stage through ramp-to-volume and volume production, we shift our focus to the procurement department within the customer to be able to capture sales at each stage of the product's life cycle.

    Our staff of engineers, sales support and managers support our sales representatives in advising customers with respect to manufacturing feasibility, design review and technology limits through direct customer communication, e-mail and customer visits. We combine our sales efforts with customer service at each facility to better serve our customers. In order to establish individual salesperson accountability for each client, each customer is assigned one salesperson for all services across all facilities.

    We market our services through six direct and 48 independent sales representatives, supervised by a management team of four. In 1999, 72% of our pro forma net sales were generated through our independent sales representatives. We believe there are significant opportunities for us to increase our penetration throughout the United States through further expansion of our direct and independent sales representatives.

MANUFACTURING AND FACILITIES

    Our principal manufacturing facilities are as follows:

LOCATION                                    SQUARE FEET   PRIMARY USE       SECONDARY USE
--------                                    -----------   -----------       -------------
Santa Ana, CA.............................     60,000     Prototype         Ramp-to-volume
Redmond, WA...............................     56,000     Ramp-to-volume    Volume and prototype
Burlington, WA............................     76,000     Volume            Ramp-to-volume

    We own all of our facilities with the exception of 18,000 square feet at our Santa Ana facility, which we occupy under a lease expiring in March 2018. We have a five-year option to purchase this leased space. We currently sublease 22,000 square feet of additional space in Santa Ana, which we intend to occupy for future growth in the second fiscal quarter of 2001. We own our facility in Burlington and operate it under a land lease that expires in July 2025.

    We believe our facilities and state-of-the-art technology are currently adequate for our operating needs. We are qualified under various standards, including Bellcore compliance for communications products and UL (Underwriters Laboratories) approval for electronics. In addition, all of our facilities are ISO 9002 certified. These certifications require that we meet standards related to management, production and quality control, among others.

    Our owned facilities are subject to mortgages under our senior credit facility. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements contained elsewhere in this prospectus.

SUPPLIERS

    The primary raw materials that we use in production include copper-clad layers of fiberglass of varying thickness impregnated with bonding materials, chemical solutions such as copper and gold for plating operations, photographic film, carbide drill bits and plastic for testing fixtures.

    We use just-in-time procurement practices to maintain our raw materials inventory at low levels and work closely with our suppliers to obtain technologically advanced raw materials. Although we have preferred suppliers for some raw materials, the materials we use are generally readily available in the open market and numerous other potential suppliers exist. In addition, we periodically seek alternative supply sources to ensure that we are receiving competitive pricing and service. Adequate amounts of all raw materials have been available in the past and we believe this availability will continue in the foreseeable future.

COMPETITION

    The printed circuit board industry is highly fragmented and characterized by intense competition. Our principal competitors include: DDi; Hadco, which recently agreed to be acquired by Sanmina; Merix; and Tyco.

    We believe we compete favorably on the following competitive factors:

    - capability and flexibility to produce customized complex products;

    - ability to offer time-to-market capabilities;

    - ability to offer one-stop manufacturing capabilities;

    - consistently high-quality product; and

    - outstanding customer service.

    Some of our competitors are likely to enjoy substantial competitive advantages, including:

    - greater financial and manufacturing resources that can be devoted to the development, production and sale of their products;

    - more established and broader sales and marketing channels;

    - more manufacturing facilities worldwide, some of which are closer in proximity to our customers;

    - manufacturing facilities which are located in countries with lower production costs; and

    - greater name recognition.

BACKLOG

    Although we obtain firm purchase orders from our customers, our customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or canceled.

GOVERNMENTAL REGULATION

    Our operations are subject to federal, state and local regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. In particular, we are subject to regulations promulgated by:

    - the Occupational Safety and Health Administration pertaining to health and safety in the workplace;

    - the Environmental Protection Agency pertaining to the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing processes; and

    - corresponding state agencies.

    To date, the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation were found to exist, we may be required to incur substantial additional expenditures.

    In July 1998, we experienced an explosion at our wastewater-treatment facility in Redmond caused by operator error. No injuries resulted and the treatment system was completely repaired within 45 days. Our management estimates the impact of lost revenues as a result of the incident was $1.8 million. The treatment system is currently fully operational and with all necessary permits. While we have taken precautions to prevent such an incident from occurring again, there can be no assurance that such precautions will be sufficient or that such an incident will not reoccur.

EMPLOYEES

    As of April 3, 2000, we had 1,141 employees, none of whom are represented by unions. Of these employees, 1,075 were involved in manufacturing and engineering, 27 worked in sales and marketing and 39 worked in accounting, systems and other support capacities. We have not experienced any labor problems resulting in a work stoppage and believe that we have good relations with our employees.

LEGAL PROCEEDINGS

    We are not currently subject to any material legal proceedings; however, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth our directors and executive officers, their ages as of April 3, 2000, and the positions currently held by each person:

NAME                                          AGE      POSITION
----                                          ---      --------
Kenton K. Alder...........................  50         Chief Executive Officer, President and
                                                       Director
Jeffrey W. Goettman.......................  41         Chairman and Director
Michael E. Moran..........................  37         Vice-Chairman and Director
Stacey M. Peterson........................  36         Chief Financial Officer and Secretary
Brad W. Playford..........................  39         Vice President, Marketing and Strategic
                                                       Planning
O. Clay Swain.............................  36         Vice President, Sales
James H. Eisenberg........................  44         President, Santa Ana
Dale W. Anderson..........................  44         Vice President, Santa Ana
Gary L. Reinhart..........................  50         Director of Operations, Redmond
Steven K. Pointer.........................  43         Director of Operations, Burlington
George M. Dalich..........................  51         Director of Quality and Technology
Gene L. Tasche............................  43         Facilities Director
Douglas P. McCormick......................  31         Director
Philip M. Carpenter III...................  28         Director

    KENTON K. ALDER has served as our Chief Executive Officer, President and Director since March 1999. From January 1997 to July 1998, Mr. Alder served as Vice President Tyco Printed Circuit Group Inc., a printed circuit board manufacturer. Prior to that time, Mr. Alder served as President and Chief Executive Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From January 1987 to November 1994, Mr. Alder served as President of Lundahl Astro Circuits Inc., the predecessor company to ElectroStar. Mr. Alder holds a Bachelor of Science in Finance and Accounting from Utah State University.

    JEFFREY W. GOETTMAN has served as our Chairman and Director since December 1998. Mr. Goettman has been a Managing Director at Thayer Capital Partners, a private equity investment company, since February 1998. Prior to that time, Mr. Goettman served as a Managing Director and founder of the electronic manufacturing services group at Robertson Stephens & Co. Inc., an investment bank, from February 1994 to February 1998. In addition, Mr. Goettman has been a Director of EFTC Corporation, an electronics manufacturing services company, since March 2000. Mr. Goettman holds a Bachelor of Science from Duke University and a Master of Business Administration from the Stanford University Graduate School of Business.

    MICHAEL E. MORAN has served as our Director since December 1998 and our Vice-Chairman since June 1999. Mr. Moran has been a founding partner of Brockway Moran & Partners, Inc., a private equity investment company, since January 1998. Mr. Moran served as a Senior Vice President at Trivest, Inc., a private equity investment firm, from 1994 to 1998. Mr. Moran served on the board of directors of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company that was sold to Tyco International in January 1997.
Mr. Moran holds a Bachelor of Science in Business Administration from Drake University and a Master of Business Administration from DePaul University.

    STACEY M. PETERSON has served as our Chief Financial Officer since February 2000. From May 1998 to February 2000, Ms. Peterson served as Business Manager, ARCO Products Company at Atlantic Richfield Company, an oil and gas company. Prior to that time, Ms. Peterson served as Chief Financial

Officer, from July 1996 to May 1998, and Controller, from November 1995 to July 1996, of PayPoint Business Unit of Atlantic Richfield Company. From August 1993 to November 1995, Ms. Peterson served as Financial Advisor, Corporate Finance at Atlantic Richfield Company. Ms. Peterson holds a Bachelor of Science in Applied Economics and Business Management from Cornell University and a Master of Business Administration from the University of Pennsylvania, the Wharton School.

    BRAD W. PLAYFORD has served as our Vice President, Marketing and Strategic Planning since June 2000 and our Vice President, Sales and Marketing from July 1999 to May 2000. From January 1995 to June 1999, Mr. Playford served as Director of Sales and Marketing of Power Circuits. Mr. Playford holds a Bachelor of Arts in Materials and Logistics Management from Michigan State University.

    O. CLAY SWAIN has served as our Vice President, Sales since June 2000 and our National Sales Manager from March 2000 to May 2000. From July 1999 to February 2000, Mr. Swain served as General Manager of Tyco Printed Circuit Group, Logan Division, a publicly held printed circuit board manufacturing company. From January 1997 to June 1999, Mr. Swain served as Director of Sales of Tyco Printed Circuit Group. From December 1994 to December 1996, Mr. Swain served as National Sales Manager of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company. Mr. Swain holds a Bachelor of Science and a Master in Business Administration from Utah State University.

    JAMES H. EISENBERG is a founder of Power Circuits and has served as President at our Santa Ana facility since 1985. Mr. Eisenberg holds a Bachelor of Science in Accountancy from the University of Illinois, Champaign-Urbana and a Juris Doctor from the University of California, Los Angeles.

    DALE W. ANDERSON is a founder of Power Circuits and has served as Vice President at our Santa Ana facility since 1985.

    GARY L. REINHART has served as our Director of Operations since June 2000. From June 1986 to May 2000, Mr. Reinhart served in various positions with us, including Director of Manufacturing and Chief Operating Officer.

    STEVEN K. POINTER has served as our Director of Operations at our Burlington facility since December 1999. From March 1988 to December 1999, Mr. Pointer served in various positions with us, including General Manager of our Burlington facility, Process Engineering Manager and engineer.

    GEORGE M. DALICH has served as our Director of Quality and Technology, at our Redmond facility since March 1993. From June 1982 to March 1993, Mr. Dalich served as the Process Engineering Manager at Praegitzer Industries Inc., a printed circuit board manufacturing company. Mr. Dalich holds a Bachelor of Science in General Science and Medical Technology, a Master of Science and a Doctor of Philosophy in Pharmacology/Toxicology from Oregon State University.

    GENE L. TASCHE has served as our Facilities Director since February 1992.

    DOUGLAS P. MCCORMICK has served as our Director since September 1999.
Mr. McCormick has been a Vice President at Thayer Capital Partners, a private equity investment company, since January 1999. Prior to that time, Mr. McCormick served as an associate at Morgan Stanley & Co. Incorporated, an investment bank, from June 1997 to January 1999. From September 1995 to June 1997, Mr. McCormick attended Harvard Business School. From May 1995 to August 1995, Mr. McCormick was an associate at Bankers Trust Corporation, a financial institution. Mr. McCormick holds a Bachelor of Science in Economics from the United States Military Academy and a Master of Business Administration from Harvard Business School.

    PHILIP M. CARPENTER III has served as our Director since September 1999.
Mr. Carpenter has been a Vice President of Brockway Moran & Partners, Inc. since September 1998. From August 1996 to September 1998, Mr. Carpenter was an Associate at Trivest, Inc., a private equity investment firm. Prior to that time, Mr. Carpenter was a Financial Analyst at Bear, Stearns &
Co. Inc., an investment bank, from August 1994 to June 1996. Mr. Carpenter holds a Bachelor of Science in Accounting from the State University of New York at Binghamton.

BOARD COMPOSITION

    All directors are elected and serve until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by and serve at the discretion of the board of directors.

    Prior to the completion of this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of
stockholders. Messrs.             will be in the class of directors whose term
expires at the       annual meeting of our stockholders. Messrs.
will be in the class of directors whose term expires at the       annual meeting
of our stockholders. Messrs.             will be in the class of directors whose
term expires at the       annual meeting of our stockholders. At each annual
meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

DIRECTOR COMPENSATION

    We currently pay no compensation to our non-employee directors, and we pay no additional remuneration to our employees or executive officers for their service as directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    Prior to this offering, our board of directors had two committees, the audit committee and the compensation committee. The board may also establish other committees to assist in the discharge of its responsibilities.

    The audit committee makes recommendations to the board of directors regarding the selection of independent auditors to be approved by the stockholders, reviews the independence of the independent auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fee payable to the independent auditors and reviews audit results with the independent auditors. Following this offering, the audit committee will be
comprised of Messrs.             . Arthur Andersen LLP presently serves as our
independent auditors.

    The compensation committee provides a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer's recommendations on compensation of our officers and adopting and changing major compensation policies and practices, and reports its recommendations to the whole board of directors for approval and authorization. The compensation committee administers our Management Stock Option Plan and will be comprised of Messrs.
following this offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of our compensation committee do not receive compensation for their services as directors. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation for the year ended December 31, 1999 for our Chief Executive Officer and our four other most highly compensated executive officers at the end of our last fiscal year. For ease of reference, we collectively refer to these executive officers throughout this section as our "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                      ----------------------------------   -------------------------
                                                               OTHER       SECURITIES
                                                               ANNUAL      UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION            SALARY     BONUS     COMPENSATION    OPTIONS     COMPENSATION
---------------------------           --------   --------   ------------   ----------   ------------
Kenton K. Alder.....................  $161,155        --       $20,561                          --
  Chief Executive Officer,
  President and Director

Gary L. Reinhart....................   140,925        --            --                    $174,041
  Director of Operations

Steven K. Pointer...................   114,820        --            --            --       158,219
  Director of Operations, Burlington

George M. Dalich....................   111,155        --            --            --       131,849
  Director of Quality and Technology

Gene L. Tasche......................    95,147        --            --            --       158,219
  Facilities Director

    Stacey M. Peterson joined us as our Chief Financial Officer in
February 2000 and is not included in the tables relating to summary compensation and option grants. Ms. Peterson is compensated at an annual salary of $160,000. In addition, she is eligible for a bonus up to 50% of her annual salary contingent upon meeting performance criteria.

    The amount in the column titled "Other Annual Compensation" represents commuting costs paid by us to Mr. Alder in 1999.

    The amount in the column titled "All Other Compensation" represents the amount paid by us on the total unpaid retention bonus award to each of the named executive officers which accrues at a rate of 10% per annum.

OPTION GRANTS

    The following table sets forth certain information with respect to stock options granted to each of the named executive officers during the year ended December 31, 1999 under our Management Stock Option Plan.

                             OPTION GRANTS IN 1999

                                               PERCENT OF                             POTENTIAL REALIZABLE
                                                 TOTAL                                  VALUE AT ASSUMED
                                  NUMBER OF     OPTIONS                               ANNUAL RATES OF STOCK
                                  SECURITIES   GRANTED TO                            APPRECIATION FOR OPTION
                                  UNDERLYING   EMPLOYEES    EXERCISE                          TERM
                                   OPTIONS       DURING     PRICE PER   EXPIRATION   -----------------------
NAME                               GRANTED       PERIOD       SHARE        DATE         5%            10%
----                              ----------   ----------   ---------   ----------   --------       --------
Kenton K. Alder.................                            $
Gary L. Reinhart................        --           --           --           --
Steven K. Pointer...............        --           --           --           --
George M. Dalich................        --           --           --           --
Gene L. Tasche..................        --           --           --           --

    The exercise price per share of each option is equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable values assume that the initial public offering
price of $      per share was the fair market value of the common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten-year option term of the annual rates specified. There is no assurance provided to any holder of our securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Under our Management Stock Option Plan, 50% of each stock option grant vests on the eighth anniversary date of the grant and the remaining 50% vests ratably over five years beginning on the first anniversary of the date of grant.

    The percentages above are based on an aggregate of      shares subject to
options we granted to employees in the year ended December 31, 1999.

OPTION EXERCISES

    The following table sets forth information for the named executive officers concerning stock option exercises during our last year and options outstanding at the end of the last year after giving effect to the stock split, assuming an
offering price of $      per share.

   AGGREGATE OPTION EXERCISES IN 1999 AND OPTION VALUES AT DECEMBER 31, 1999

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT DECEMBER 31,       IN-THE-MONEY OPTIONS AT
                            SHARES                               1999                    DECEMBER 31, 1999
                          ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                      EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      -----------   -----------   -----------   -------------   -----------   -------------
Kenton K. Alder.........          --            --
Gary L. Reinhart........          --            --
Steven K. Pointer.......          --            --
George M. Dalich........          --            --
Gene L. Tasche..........          --            --

    The value of in-the-money options represents the positive spread between the exercise of the stock options and the deemed fair market value of the common stock as of December 31, 1999, which our board of directors determined was
$      per share.

INCENTIVE PLANS

    CASH INCENTIVE COMPENSATION PLAN. Effective January 1, 2000, the Company established a cash incentive compensation plan to provide a means of retaining and attracting capable employees and increasing the incentive to key employees to maximize the value of our company. Eligible employees receive a portion of a bonus pool, determined by our board of directors equal to a percentage of our earnings before interest, taxes and amortization, or EBITA, as defined in the plan. The bonus pool percentage ranges from 1.0% to 5.0% of our EBITA, and is based upon achieving target levels of EBITA. The term of the agreement is for a one-year period with the bonuses payable no later than March 15(th) of the succeeding year. Upon a participant's termination of employment without cause or resignation for good reason, the participant will be entitled to a pro rata portion of the bonus for the year in which employment is terminated. Upon a termination for cause or a resignation without good reason, participants forfeit all rights to receive their cash incentive bonus.

    AMENDED AND RESTATED MANAGEMENT STOCK OPTION PLAN. Our Amended and Restated Management Stock Option Plan became effective in December 1999. We have reserved shares of common stock for issuance under this plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year, commencing January 1, 2001, in an amount equal to the lesser of:

    -       shares;

    - five percent of our outstanding shares of common stock on the last day of the prior fiscal year; or

    - an amount determined by our board of directors.

    As a result of these annual increases, a maximum of       additional shares
could be issued over the remaining eight year life of this plan.

    As of                    , 2000, options to purchase      shares of our
common stock were outstanding. This plan is administered by our board of which has the authority to interpret the plan. Our plan provides for the grant of both incentive stock options that qualify under Section 422 of Internal Revenue Code and nonqualified stock options to our employees and those of our subsidiaries. The exercise price of stock options is at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options may not be less than the fair market value on the date of grant and the exercise price of nonqualified stock options granted to optionees who are employed in California must have an exercise price equal to 85% of fair market value. The exercise price of stock options granted to 10% stockholders must be at least equal to 110% of the fair market value. Fifty percent of each stock option grant vests on the eighth anniversary of the date of grant and the remaining 50% vests ratably over five years beginning on the first anniversary of the date of grant. The maximum term of options granted under this plan is ten years. If the optionee's service is terminated for any reason, we have the right to purchase, exercisable for a period of 180 days, some or all of the vested options and option shares beneficially owned by the optionee and any permitted transferees.

    RETENTION BONUS PLAN. In December 1998 at the time of our leveraged recapitalization, we entered into a retention bonus plan that provides certain officers and key employees with an ongoing incentive to remain employed by us. Under the plan, we are required to pay, subject to certain conditions, an aggregate of $12 million to these officers and employees. The retention bonuses vest over a period of five years at a rate of 25% for each of the first three years and 12.5% for each of the remaining two years. In addition, we are required to make annual payments to participants equal to 10% of the total unpaid retention bonus amounts. In 1999, we paid an aggregate of $1,212,566 in interest payments to plan participants. In connection with this offering, we intend to terminate this plan and pay aggregate consideration of approximately $10.8 million to the plan participants, which represents approximately 90% of the value of the retention bonuses. Following this payment, the Company will have no obligations under this plan.

    401(K) PLAN. We and our subsidiary each sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. All non-union employees who have completed at least one year of service are eligible to participate in the plan. Participants may elect to make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. At our discretion, we make matching contributions to the 401(k) plan based upon employee contributions and profit sharing as provided for in the plan. Contributions by the participants to the 401(k) plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    We have entered into the following employment and change in control arrangements and agreements with our current officers.

    KENTON K. ALDER. In June 2000, we intend to enter into an employment agreement with Kenton K. Alder, our President and Chief Executive Officer. Pursuant to the pending agreement, Mr. Alder will serve in this capacity for three years. In addition, Mr. Alder will receive an annual salary of $250,000 and will be eligible to participate in our cash incentive plan. Change of control, confidentiality, non-solicitation and non-compete provisions for Mr. Alder's employment agreement are currently under negotiation. Upon commencement of his employment, Mr. Alder received options to purchase shares of our common stock at an exercise price of $ per share under our management stock option plan. Fifty percent of these options vest on the eighth anniversary of the date of grant and the remaining 50% vest ratably over five years beginning on the first anniversary of the date of grant.

    STACEY M. PETERSON. In February 2000, we entered into a letter agreement with Stacey M. Peterson, our Chief Financial Officer. Pursuant to the agreement, Ms. Peterson receives an annual salary of $160,000 and is eligible to participate in the annual incentive cash compensation pool with a bonus of up to 50% of her base salary. In addition, Ms. Peterson received options to purchase
   shares of our common stock at an exercise price of $     per share under our
management stock option plan. Fifty percent of these options cliff vest on the eighth anniversary of the date of grant and the remaining fifty percent vest ratably over five years beginning on the first anniversary of the date of grant. Furthermore, Ms. Peterson will receive the opportunity to earn options that equate up to an additional $120,000 of equity over a two-year period for exceptional performance to be determined at the sole discretion of the Chief Executive Officer and the Board of Directors. If Ms. Peterson's employment is terminated without cause, or due to a change of control consummated in the year 2000, she will be paid $150,000 in a single lump-sum payment. If, following a merger that occurs in the year 2000, Ms. Peterson elects not to assume the role of CFO of the new corporation, she shall be entitled to a lump-sum payment of $50,000. If Ms. Peterson is terminated without cause anytime after 2000, she will receive salary continuation for six months.

    JAMES H. EISENBERG. In July 1999, we entered into a transition-related employment agreement with James H. Eisenberg, President of our Santa Ana facility, which expires on December 31, 2000. Mr. Eisenberg receives a salary of $150,000 per year and an annual bonus paid at the discretion of the board of directors. If Mr. Eisenberg's employment is terminated other than for cause, or if Mr. Eisenberg resigns for good reason, he is entitled to his annual salary, reduced by any other compensation he receives for other employment, for a period of one year after his termination. Good reason includes a material reduction in his duties or responsibilities, or that Orange County, California is no longer his principal place of work.

    DALE W. ANDERSON. In July 1999, we entered into a transition-related employment agreement with Dale W. Anderson, Vice President of our Santa Ana facility, which expires on December 31, 2000. Mr. Anderson receives a salary of $150,000 per year and an annual bonus paid at the discretion of the board of directors. The terms of Mr. Anderson's agreement are substantially similiar to those of Mr. Eisenberg's agreement.

    GARY L. REINHART. In December 1998, we entered into an employment agreement with Gary L. Reinhart, our Director of Operations. Pursuant to the agreement, Mr. Reinhart will serve in this capacity until December 2001. The term of the agreement can be extended twice for additional one year periods. Mr. Reinhart receives an annual salary of $133,500. Upon entering into this employment
agreement, Mr. Reinhart received an option to purchase    shares of our common
stock at an exercise price of $     per share under the management stock option
plan. Mr. Reinhart was also awarded $1,650,000 under our retention bonus plan which will be paid in 2006 and participates in our cash incentive compensation plan. If Mr. Reinhart's employment is terminated other than for cause, or if Mr. Reinhart resigns for good reason, he will be entitled to his annual salary, reduced by any other compensation he receives, for a period of one year after his termination. Good reason includes a material reduction in his duties, responsibilities or status.

    STEVEN K. POINTER. In December 1998, we entered into an employment agreement with Steven K. Pointer, our Director of Operations at our Burlington facility. Pursuant to the agreement, Mr. Pointer will serve in this capacity until December 2001. The term of the agreement can be extended twice for additional one year periods. Mr. Pointer receives an annual salary of $107,500. Upon entering into this employment agreement, Mr. Pointer received an option to
purchase      shares of our common stock at an exercise price of $    per share
under the management stock option plan. Mr. Pointer was also awarded $1,500,000 under our retention bonus plan and participates in our cash incentive compensation plan. If Mr. Pointer's employment is terminated other than for cause, or if Mr. Pointer resigns for good reason, he will be entitled to his annual salary, reduced by any other compensation he receives from subsequent employment, for a period of one year following his termination. Good reason includes a material reduction in his duties, responsibilities or status.
Mr. Pointer is also entitled to benefit continuation for one year following his termination without cause or resignation for good reason.

    GEORGE M. DALICH. In December 1998, we entered into an employment agreement with George M. Dalich, our Director of Quality and Technology. Mr. Dalich receives an annual salary of $107,500. Upon entering into this employment
agreement, Mr. Dalich received an option to purchase      shares of our common
stock at an exercise price of $     per share under the management stock option
plan. Mr. Dalich was also awarded $1,250,000 under our retention bonus plan and participates in our cash incentive compensation plan. The terms of Mr. Dalich's agreement are substantially similiar to those of Mr. Pointer's agreement.

    GENE L. TASCHE. In December 1998, we entered into an employment agreement with Gene L. Tasche, our Facilities Director. Mr. Tasche receives an annual salary of $87,500. Upon entering into this employment agreement, Mr. Tasche
received an option to purchase      shares of our common stock at an exercise
price of $     per share under the management stock option plan. Mr. Tasche was also awarded $1,500,000 under our retention bonus plan and participates in our cash incentive compensation plan. The terms of Mr. Tasche's agreement are substantially similiar to those of Mr. Pointer's agreement.

LIMITATIONS ON DIRECTOR'S LIABILITY AND INDEMNIFICATION

    Our certificate of incorporation limits the liability of our directors and executive officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    - any breach of their duty of loyalty to our company or our stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

    - any transaction from which the director derived an improper personal benefit.

    The limits on a director or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our certificate of incorporation together with our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

    Prior to the effective time of this offering, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

    At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted. Nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

    All future related party transactions, other than compensation, stock options pursuant to the plan and other benefits available to employees generally, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of our board of directors, including a majority of our independent and disinterested members of our board of directors. If required by law, these future transactions will be approved by a majority of the disinterested stockholders. These future transactions will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

PERSONS OR ENTITIES RELATED TO OUR DIRECTORS

    Four of our directors are principals in entities that control Circuit Holdings, our largest stockholder. Jeffrey W. Goettman, a director of TTM, is also a Managing Director of Thayer Capital Partners. Douglas P. McCormick, a director of TTM, is also a Vice President of Thayer Capital Partners. Thayer Capital Partners is affiliated with one of our stockholders Thayer Equity Investors III, L.P., which also owns approximately 31% of Circuit Holdings, and with another of our stockholders Thayer Equity Investors IV, L.P., which also owns approximately 28% of Circuit Holdings. Thayer Capital Partners is also affiliated with another of our stockholders TC Circuits, L.L.C., which also owns approximately 2% of Circuit Holdings. Michael E. Moran, another director of TTM, is a Partner of Brockway Moran & Partners. Philip M. Carpenter III, a director of TTM, is also a Vice President of Brockway Moran & Partners. Brockway Moran & Partners controls another of our stockholders Brockway Moran & Partners Fund, L.P., which also owns approximately 40% of Circuit Holdings.

    Entities related to our directors have had, or are currently expected to have, the following involvements in our corporate history:

  LEVERAGED RECAPITALIZATION

    Pacific Circuits, Inc., the predecessor to TTM, was formed as a Washington corporation in March 1978. In November 1998, Thayer Equity Investors III, L.P., Brockway Moran & Partners Fund, L.P. and TC Circuits, L.L.C. formed Circuit Holdings, LLC, a Delaware limited liability company, for the purpose of acquiring the majority of our outstanding capital stock. On December 15, 1998, Pacific Circuits, our existing stockholders and Circuit Holdings entered into a recapitalization and stock purchase agreement. Under the agreement, we borrowed $62.5 million and paid cash dividends, including the payment of excess cash as defined in the agreement, totaling $59.5 million to existing stockholders, and Circuit Holdings purchased 90% of our outstanding capital stock from existing stockholders.

  ACQUISITION OF POWER CIRCUITS

    On July 14, 1999, we acquired Power Circuits. We financed $37.5 million of the purchase price through the issuance of new shares to Circuit Holdings and the remainder through our senior credit facility and our senior subordinated credit facility.

  THE REORGANIZATION

    Immediately prior to the completion of this offering, we will complete a plan of reorganization with our majority stockholder Circuit Holdings, pursuant to which Circuit Holdings will transfer its entire equity ownership in TTM to TTM in exchange for newly-issued TTM common stock, a small portion of which shares Circuit Holdings will then distribute to its equity holders..

MANAGEMENT FEES AND AGREEMENTS

    In connection with the recapitalization transaction in December 1998, we paid transaction fees and expenses totaling approximately $1.2 million to T.C. Management, LLC and Brockway Moran & Partners Management, LLP, affiliates of Thayer Capital Partners and Brockway Moran & Partners.

    In connection with our acquisition of Power Circuits, we paid transaction fees and expenses totaling approximately $1.6 million to T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP in return for advisory services. T.C. Management Partners IV is an affiliate of Thayer Capital Partners and Brockway Moran & Partners Management is an affiliate of Brockway Moran & Partners.

    We currently have a management agreement with T.C. Management and Brockway Moran & Partners Management pursuant to which we pay these entities management fees totaling $600,000 per year in return for corporate finance, strategic and capital planning and other advisory services. In consideration for advisory and management services rendered to us in connection with this offering, we will pay T.C. Management and Brockway Moran & Partners Management a fee of $1.0 million upon consummation of this offering. In addition, we intend to use approximately $1.5 million of the net proceeds we receive from this offering to terminate this management agreement upon completion of this offering.

RETENTION BONUS PLAN

    In December 1998, we entered into a retention bonus plan that provides certain officers and key employees with an ongoing incentive to remain employed by us. Under the agreement, we are required to pay, subject to certain conditions, an aggregate of $12.0 million to these officers and employees. The retention bonuses vest over a period of five years at a rate of 25% for each of the first three years and 12.5% for each of the remaining two years. In addition, we are required to make payments which accrue at a rate of 10% per annum on the total unpaid retention bonuses. In the event that a participating employee resigns for other than good reason prior to becoming fully vested in the retention bonus, any unpaid amounts become payable to Lewis O. Coley III. In 1999, we paid an aggregate of $1,212,566 in interest payments to plan participants. In connection with this offering, we intend to terminate this plan and pay aggregate consideration of approximately $10.8 million to the plan participants. Following this payment, the Company will have no obligations under this plan.

NOTE TO LEWIS O. COLEY, III

    In December of 1998, Lewis O. Coley III, our stockholder, made a loan to us for approximately $4.0 secured by a subordinated note. The loan accrues interest at a rate of 10% per year and the interest is paid semi-annually in arrears. The principal balance and any unpaid interest is due in December 2006. In connection with this offering, we intend to pay the balance of this subordinated note.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to us with respect to the
beneficial ownership of our common stock as of            , 2000, after giving
effect to a tax-free reorganization of Circuit Holdings that is being consummated immediately prior to the offering, and as adjusted to reflect the sale of common stock offered hereby by:

    - each stockholder known to us to own beneficially more than five percent of our common stock;

    - each of the Named Executive Officers;

    - each director of our company; and

    - all directors and executive officers as a group.

                                                         SHARES                         SHARES BENEFICIALLY
                                                      BENEFICIALLY                          OWNED AFTER
                                                     OWNED PRIOR TO                     -------------------
                                                      THE OFFERING        NUMBER OF
                                                   -------------------   SHARES BEING   OFFERING
NAME AND ADDRESS                                    NUMBER    PERCENT      OFFERED       NUMBER    PERCENT
----------------                                   --------   --------   ------------   --------   --------
Circuit Holdings entities .......................               87.6%
  1455 Pennsylvania Ave. NW
  Suite 350
  Washington, DC 22004
Lewis O. Coley, III..............................                5.2
Jeffrey W. Goettman..............................               52.6
Douglas P. McCormick.............................               52.6
Michael E. Moran.................................               35.0
Philip M. Carpenter III..........................               35.0
Kenton K. Alder..................................                  *
Stacey M. Peterson...............................               --
Gary L. Reinhart.................................                  *
Steven K. Pointer................................                  *
George M. Dalich.................................                  *
Gene L. Tasche...................................                  *
TCW entities.....................................                3.7
  200 Crescent Court, Suite 1600
  Dallas, Texas 75201
All named executive officers and directors as a
  group
  (9 persons)....................................               88.0

---------

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

    Except as otherwise noted above, the address of each person listed on the table is 17550 N.E. 67(th) Court, Redmond, WA 98052. Information on shares beneficially owned prior to this offering is presented to give effect to the distribution of shares by Circuit Holdings to its equity holders in connection with our plan of reorganization.

    As of           , 2000,       shares of our common stock were outstanding.
The columns regarding beneficial ownership before and after the offering assume that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will sell an aggregate of shares of new common stock.

    We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within

60 days after       , 2000, but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated below that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

    The equity holders of Circuit Holdings are Thayer Equity Investors III, L.P., Thayer Capital Equity Investors IV, L.P., Brockway Moran & Partners Fund, L.P. and TC Circuits, L.L.C. Thayer Equity Investors III, L.P. owns approximately 31% of Circuit Holdings and Thayer Capital Equity Investors IV, L.P. owns approximately 28% of Circuit Holdings. Brockway Moran & Partners Fund, L.P. owns approximately 40% of Circuit Holdings. TC Circuits, L.L.C. owns approximately 2% of Circuit Holdings.

    The beneficial ownership reported for Circuit Holdings entities includes:

    -      shares held by Thayer Equity Investors III, L.P.;

    -      shares held by Thayer Capital Equity Investors IV, L.P.;

    -      shares held by Brockway Moran & Partners Fund, L.P.; and

    -      shares held by TC Circuits, L.L.C.

    Mr. Goettman, one of our directors, is a Managing Director of Thayer Capital Partners. Entities affiliated with Thayer Capital Partners beneficially own shares. Mr. Goettman disclaims beneficial ownership of the shares held by Thayer Capital Partners and its affiliated entities, except to the extent of his pecuniary interest therein.

    Mr. McCormick, one of our directors, is a Vice President of Thayer Capital Partners. Entities affiliated with Thayer Capital Partners beneficially own shares. Mr. McCormick disclaims beneficial ownership of the shares held by Thayer Capital Partners and its affiliated entities, except to the extent of his pecuniary interest therein.

    Mr. Moran, one of our directors, is a Partner of Brockway Moran & Partners. An entity affiliated with Brockway Moran & Partners beneficially own shares. Mr. Moran disclaims beneficial ownership of the shares held by Brockway Moran & Partners and its affiliated entity, except to the extent of his pecuniary interest therein.

    Mr. Carpenter, one of our directors, is a Vice President of Brockway
Moran & Partners. An entity affiliated with Brockway Moran & Partners
beneficially own       shares. Mr. Carpenter disclaims beneficial ownership of
the shares held by Brockway Moran & Partners and its affiliated entity, except to the extent of his pecuniary interest therein.

    The beneficial ownership reported for TCW entities includes:

    -      shares of common stock issuable upon exercise of warrants;

    -      shares held by TCW/Crescent Mezzanine Partners II, L.P.;

    -      shares held by TCW/Crescent Mezzanine Trust II;

    -      shares held by TCW Leveraged Income Trust, L.P.; and

    -      shares held by TCW Leveraged Income Trust II, L.P.

    The beneficial ownership of the persons set forth above includes the following options to purchase our common stock that may be exercised by such
person within 60 days of       , 2000:

             SECURITIES EXERCISABLE WITHIN 60 DAYS OF       , 2000

                                                                  OPTIONS
                                                                  -------
Kenton K. Alder..............................

Stacey M. Peterson...........................

Gary L. Reinhart.............................

Steven K. Pointer............................

George M. Dalich.............................

Gene L. Tasche...............................

All named executive officers and directors...

                          DESCRIPTION OF INDEBTEDNESS

    After giving effect to this offering, we and our subsidiary will have outstanding debt under the First Union senior credit facility.

FIRST UNION SENIOR CREDIT FACILITY

    We have entered into a credit agreement, for which First Union National Bank is the administrative agent, Sun Trust Bank is the documentation agent, Dresdner Bank AG is the co-syndication agent, and First Union Securities Inc. as the lead arranger. The lenders are a syndicate comprised of various banks, financial institutions or other entities which hold transferable interests in the First Union senior credit facility. All borrowings are collateralized by our assets. The First Union senior credit facility, as of April 3, 2000, consists of:

    - Tranche A term facility of up to approximately $37.5 million;

    - Tranche B term facility of up to $75.0 million; and

    - a revolving line of credit of up to $12.5 million and up to $2.5 million on a swingline loan subfacility.

    We intend to use some of the proceeds of this offering to reduce the indebtedness under our senior credit facility, which was $137.2 million as of April 3, 2000.

    The senior credit facility requires us to meet financial ratios and benchmarks and to comply with other restrictive covenants. The covenants include capital expenditure limits, leverage and interest coverage ratios, and consolidated EBITDA. The Tranche A term facility amortizes in 20 quarterly installments through June 30, 2004. The Tranche B term facility amortizes in 24 quarterly installments through June 30, 2005. The revolving line of credit expires on June 30, 2004. We are required to pay a quarterly commitment fee of
 .50% on the unused portion of the revolver and a letter of credit fee on the average daily maximum amount available for each letter of credit outstanding.

    Our borrowings under the First Union senior credit facility bear interest at varying rates based, at our option, on either LIBOR plus 225 to 325 basis points or the alternate base rate plus 75 to 150 basis points, in the case of Tranche A and revolving loans, and LIBOR plus 350 to 375 basis points or the alternate base rate plus 225 basis points in the case of Tranche B. The alternate base rate is the greater of (i) First Union's prime rate or (ii) the effective rate for federal funds plus 50 basis points. The amount added to the LIBOR rate or the alternate base rate varies depending upon our leverage ratios. The overall effective interest rate at April 3, 2000 was 9.9%. We must apply proceeds of sales of debt, equity or material assets to prepayment on our senior credit facility, subject to some exceptions, and must also, in some circumstances, pay excess cash flow to the lenders under our senior credit facility.

    This summary of the material provisions of the First Union senior credit facility, is qualified in its entirety by reference to all of its provisions, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find Additional Information." We will enter into an amendment to the credit agreement governing this credit facility prior to the effectiveness of this offering. In connection with the
amendment, we will pay our lenders a fee of       basis points on the
outstanding balance of borrowings under the credit agreement. The amendment will permit the uses of proceeds described herein.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, we will be authorized to issue
         shares of common stock, $0.001 par value, and          shares of
undesignated preferred stock, $0.001 par value.

COMMON STOCK

    As of       , 2000, we had             shares of common stock outstanding
held by 12 stockholders.

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

    - restricting dividends on the common stock;

    - diluting the voting power of the common stock;

    - impairing the liquidation rights of the common stock; and

    - delaying or preventing a change in control of our company without further action by the stockholders.

    We have no present plans to issue any shares of preferred stock.

TCW WARRANTS

    In July 1999, we issued to TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW/Leverage Income Trust, L.P. and
TCW/Leveraged Income Trust II, L.P. warrants to purchase      shares of our
common stock at an exercise price of $    per share. These warrants were issued
in connection with $12.5 million in senior subordinated notes issued to TCW/Crescent Mezzanine Partners II L.P., which will be redeemed with the proceeds to us from this offering. These warrants will remain outstanding after the completion of this offering. The warrants have preemptive rights allowing the purchase of a portion of any additional securities offered by us, except in the case of (i) any securities issued to any source of, and in connection with, financing for us, (ii) any securities issued or issuable to our employees, directors, and consultants pursuant to an incentive or employee plan, so long as the aggregate issuance does not exceed 10% of our then total outstanding common stock, assuming full exercise of all securities granted to our employees, directors, and consultants, (iii) any securities issued or issuable to all stockholders on a proportionate basis, or (iv) any securities issued in connection with a merger, consolidation, or acquisition. The warrants have an expiration date of July 2009.

REGISTRATION RIGHTS

    Registration rights agreements between us and some of our stockholders entitle these stockholders to require us to register some or all of their shares of common stock under the Securities Act as described below.

    GENERAL DEMAND REGISTRATION RIGHTS. At any time after 180 days following this offering until July 14, 2005, Mr. James H. Eisenberg and Mr. Dale W. Anderson, can each make one request that we register all or a portion of their
shares with respect to at least     shares so long as we are eligible to use
Form S-3. We will be required to file registration statements in response to their demand registration rights. We may postpone the filing a registration statement for up to 60 days no more than twice during any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

    TCW/CRESCENT DEMAND REGISTRATION RIGHTS. At any time after 180 days following this offering until July 14, 2005, the TCW/Crescent entities and their affiliates can request three registrations, two of which must be on Form S-3, for all or a portion of their shares. The registration on form other than
Form S-3 must be exercised in respect of at least      shares. Each registration
of Form S-3 must be exercised in respect of at least the lesser of      shares
of common stock or all shares of common stock held by each TCW/Crescent entities. We may postpone the filing of a registration statement for up to 60 days no more than twice during any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

    COLEY AND CIRCUIT HOLDINGS DEMAND REGISTRATION RIGHTS. At any time after 180 days following this offering until December 14, 2004, Mr. Lewis O. Coley, III can make one request that we register all or a portion of his shares with
respect of at least      shares of common stock so long as we are eligible to
use Form S-3. For the same period of time, Circuit Holdings is entitled to four demand registrations, at least two of which must be on Form S-3. Each of Circuit Holdings' demand registrations on forms other than Form S-3 must be exercised in
respect to at least      shares. Each demand registration on Form S-3 by Circuit
Holdings must be exercised for at least      shares of common stock. We may
postpone the filing of a registration statement for up to 60 days no more than twice during any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

    PIGGYBACK REGISTRATION RIGHTS. If we register any securities for public sale, some of the holders of shares of our common stock will have the right to include their shares of common stock in the registration statement. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders due to marketing reasons.

    We will pay all expenses incurred in connection with the registrations described above, except for underwriters' and brokers' discounts and commissions, which will be paid by the selling stockholders.

    The registration rights described above will expire with respect to a particular stockholder if it can sell all of its shares in a three month period under Rule 144 of the Securities Act.

ANTI-TAKEOVER EFFECTS OF SOME PROVISIONS OF DELAWARE LAW AND OUR CHARTER
  DOCUMENTS

    A number of the provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. These provisions include our failure to "opt out" of the protections of Section 203 of the Delaware Code, as
described below, as well as our reservation of          shares of blank check
preferred and our staggered board of directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging such proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

  DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

    - prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  CHARTER DOCUMENTS

    Upon completion of this offering, our certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our certificate of incorporation provides that directors may be removed:

    - with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock; or

    - without cause by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of the voting stock.

    Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

    Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The following persons are authorized to call a special meeting of stockholders:

    - a majority of our board of directors;

    - the chairman of the board;

    - the chief executive officer; or

    - 50% of our stockholders entitled to vote at the special meeting.

    The limitation on the right of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders. The restriction on the ability of stockholders to call a special meeting also will make it more difficult to replace the board until the next annual meeting.

    Although Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting, it also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholder's meeting. However, we believe that the elimination of stockholders' written consents may deter hostile takeover attempts. Without the availability of stockholder's actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders' meeting and satisfy the notice periods determined by the board of directors. Our certificate of incorporation provides for the elimination of actions by written consent of stockholders upon the closing of this offering.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is       .
            is located at             and its telephone number is       .

NASDAQ STOCK MARKET LISTING

    We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "TTMI".

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering of the possibility of such sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

    After this offering, we will have outstanding             shares of common
stock, based upon shares outstanding as of      , 2000, assuming no exercise of
the underwriters' over-allotment option and no exercise of outstanding options
or warrants after      , 2000. All of the shares sold in this offering will be
freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under
the Securities Act. The remaining             shares of common stock held by
existing stockholders are "restricted" shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

    Our officers, directors, employees, and other stockholders, who collectively
hold an aggregate of             restricted shares, and the underwriters entered
into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our officers, directors, employees and stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with FleetBoston Robertson Stephens Inc. that we will not offer, sell or otherwise dispose of our common stock until 180 days after the effective date of this offering.

    Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

                                                              NUMBER OF
DATE OF AVAILABILITY FOR SALE                                  SHARES
-----------------------------                                 ---------
180 days after the effective date of this offering..........
Upon expiration of applicable one-year holding periods under
  Rule 144, which will expire between            , 2000 and
             , 2000, subject to sales volume restrictions
  under Rule 144............................................
Upon expiration of applicable one-year holding periods under
  Rule 144, which will expire between            , 2000 and
             , 2000, subject to sales volume restrictions
  under Rule 144............................................

    Following the expiration of the lock-up period, shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act unless those shares are held by one of our affiliates, directors or officers.

    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - one percent of the number of shares of common stock then outstanding,
      which will equal approximately             shares immediately after the
      offering; or

    - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to manner of sale provisions that require arm's length sales through a stockbroker, notice requirements with respect to sales by our officers, directors and greater than five percent stockholders and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

    We intend to file, shortly after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under the stock plans and subject to outstanding options under our stock option plan. See "Management--Incentive Plans." Shares of common stock issued upon exercise of options under the
Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual
restrictions described above. As of             , 2000, options to purchase
            shares of common stock were outstanding of which approximately options were then vested and exercisable. Beginning 180 days after
the effective date of this offering, approximately             shares issuable
upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

    Beginning 180 days after the effective date of this offering, approximately
            shares issuable upon the exercise of vested warrants as of      ,
2000 will become eligible for sale in the public market, if such warrants are exercised.

    Following this offering, the holders of an aggregate of             shares
of outstanding common stock and             shares of common stock issuable upon
the exercise of warrants, as of      , 2000, have the right to require us to
register their shares for sale upon meeting requirements to which the parties have previously agreed. See "Description of Capital Stock--Registration Rights" for additional information regarding registration rights.

                                  UNDERWRITING

    We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. FleetBoston Robertson Stephens Inc., Chase Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and First Union Securities, Inc. are the representatives of the underwriters. We and the selling stockholder entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders agreed to sell to the underwriters, and each underwriter separately agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discount described on the cover page of this prospectus:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
FleetBoston Robertson Stephens Inc..........................
Chase Securities Inc........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
First Union Securities, Inc.................................
                                                                  -------
  Total.....................................................
                                                                  =======

    The underwriting agreement provides that the underwriters must buy all of these shares if they buy any of them. The underwriters will sell these shares to the public when and if the underwriters buy them from us and the selling stockholders. The underwriters are offering the common stock subject to a number of conditions, including:

    - the underwriters' receipt and acceptance of the common stock from us; and

    - the underwriters' right to reject orders in whole or in part.

    FleetBoston Robertson Stephens Inc. expects to deliver the shares of common
stock to purchasers on       , 2000.

    OVER-ALLOTMENT OPTION.  We have granted the underwriters an option to buy up
to       additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase the additional shares from us in the same proportions as they purchased the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.

    STOCK MARKET LISTING. We expect our common stock will be quoted on the Nasdaq National Market under the symbol "TTMI."

    DETERMINATION OF OFFERING PRICE. Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

    - the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

    - our financial information;

    - our history and prospects and the outlook for our industry;

    - an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development and the progress of our business plan; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for our shares may not develop. Even if an active market does develop, the public price at which our shares trade in the future may be below the offering price.

    UNDERWRITING DISCOUNTS AND COMMISSIONS. The underwriting discount is the difference between the price the underwriters pay to us and the selling stockholders and the price at which the underwriters initially offer the shares to the public. The size of the underwriting discount is determined through an arms-length negotiation between us, the selling stockholders and the representatives. The following table shows the per share and total underwriting discount we will allow to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                                                                    TOTAL
                                                                      ---------------------------------
                                                                      NO EXERCISE OF   FULL EXERCISE OF
                                                          PER SHARE       OPTION            OPTION
                                                          ---------   --------------   ----------------
Public offering price...................................      $             $                 $
Underwriting discount allowed by us.....................      $             $                 $
Underwriting discount allowed by the selling
  stockholders..........................................      $             $                 $

    The expenses of this offering, not including the underwriting discount, are
estimated to be approximately $                     . Expenses include the SEC
filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses. All of the expenses of this offering will be paid by us.

    LOCK-UP AGREEMENTS. We and our executive officers, directors and substantially all of our stockholders, have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of FleetBoston Robertson Stephens, Inc. Specifically, we and these other individuals have agreed not to, directly or indirectly:

    - offer to sell, contract to sell, or otherwise sell or dispose of any shares of our common stock;

    - loan, pledge or grant any rights with respect to any shares of our common stock;

    - engage in any hedging or other transaction that might result in a disposition of shares of our common stock by anyone;

    - execute any short sale, whether or not against the box; or

    - purchase, sell or grant any put or call option or other right with respect to our common stock or with respect to any security other than a broad-based market basket or index that includes, relates to or derives any significant part of its value from our common stock.

    These lock-up agreements apply to shares of our common stock and also to any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These lock-up agreements apply to all such securities that are owned or later acquired by the persons executing the agreements, except for securities acquired on the open market. In addition, we have agreed with FleetBoston Robertson Stephens Inc. that, to the extent that we have separate lock-up agreements with some of our stockholders, we will not consent to the stockholders' disposition of any shares subject to those separate lock up agreements prior to the expiration of the lock-up period. However, FleetBoston Robertson Stephens Inc. may release any of us from these agreements at any time during the 180 day period, in its sole discretion and without notice, as to some or all of the shares covered by these agreements. Currently, there are no agreements between the representatives and us or any of our shareholders to release any of us from the lock-up agreements during such 180 days period.

    INDEMNIFICATION OF THE UNDERWRITERS. We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

    DEALERS' COMPENSATION. The underwriters initially will offer our shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than
$      per share. The underwriters may also allow, and any other dealers may
reallow, a concession of not more than $      per share to some other dealers.
If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. A change in the public offering price will not affect the amount of proceeds that we receive.

    DISCRETIONARY ACCOUNTS. The underwriters have advised us that they do not expect to sell more than 5% of the total number of shares in this offering to accounts over which they exercise discretionary authority.

    DIRECTED SHARE PROGRAM.  At our request, the underwriters have reserved for
sale, at the initial public offering price, up to       shares, or 5%, of the
shares of our common stock offered by this prospectus for sale to some of our directors, officers and employees and their family members, and other persons with relationships with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering may be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

    ONLINE ACTIVITIES. A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

    In particular, FleetBoston Robertson Stephens Inc. has informed us that it will allocate a portion of the shares that it is underwriting for distribution by E*TRADE Securities, Inc. Copies of the prospectus in electronic format will be made available on Internet websites maintained by E*OFFERING Corp. and E*TRADE Securities, Inc. Customers of E*TRADE Securities, Inc. who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE's Internet website. In the event that the demand for shares from the customers of E*TRADE exceeds the amounts allocated to E*TRADE, E*TRADE will use a random allocation methodology to distribute shares in even lots of 100 shares per customer. Other than the prospectus in electronic format, information on these web sites is not a part of this prospectus and you should not rely on other information on these web sites in making a decision to invest in our shares.

    STABILIZATION AND OTHER TRANSACTIONS. The rules of the SEC generally prohibit the underwriters from trading in our common stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our common stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

    - Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our common stock while this offering is in progress.

    - Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the representatives may exercise the over-allotment option described above and/or they may engage in syndicate covering transactions.

    - Syndicate covering transactions are bids for or purchases of our common stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters.

    - A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by that underwriter was later repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

    If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    PASSIVE MARKET MAKING. Following the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    QUALIFIED INDEPENDENT UNDERWRITER. First Union National Bank is the administrative agent and a lender and First Union Securities, Inc. is the lead arranger and a lender under our senior credit facility. We intend to use a portion of the net proceeds to repay indebtedness under our senior credit facility as described in "Use of Proceeds." First Union National Bank is an affiliate of First Union Securities, Inc., one of the underwriters, and each of them will receive their proportionate share of such repayment. We expect to use more than 10% of the net proceeds of this offering to pay down our senior credit facility. Accordingly, this offering will be conducted in accordance with Rules 2710(c)(8) and 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which provide that when more than 10% of the net proceeds are intended to be paid to underwriters or their affiliates, the offering price can be no higher than that recommended by a "qualified independent underwriter," or QIU, meeting certain standards. In accordance with this requirement, FleetBoston Robertson Stephens Inc. is assuming the responsibilities of acting as QIU and will recommend a price in compliance with the requirements of Rule 2720. In connection with this offering, FleetBoston Robertson Stephens Inc. is performing due diligence investigations and reviewing and participating in the preparation of this prospectus and the registration statement of which this prospectus forms a part.

                                 LEGAL MATTERS

    The validity of the shares of common stock to be issued in this offering will be passed upon for us by Shearman & Sterling, Menlo Park, California. Legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California. As of the date of this prospectus, Shearman & Sterling beneficially owns an aggregate of shares of our common stock through TC Circuits, L.L.C.

                                    EXPERTS

    The consolidated financial statements of TTM Technologies, Inc. as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 and the financial statements of Power Circuits, Inc. for the period from January 1, 1999 to July 14, 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements of Power Circuits, Inc. for the years ended December 31, 1997 and 1998, included in this prospectus, have been so included in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

    The selected income statement data for the years ended December 31, 1995 and 1996 and the selected balance sheet data as of December 31, 1995 and 1996 included in this prospectus and derived from audited financial statements not included in this prospectus, have been so included in reliance on the authority of Simon Dadoun & Co., P.S., independent certified public accountants, as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the internet site maintained by the SEC at http://www.sec.gov.

                             TTM TECHNOLOGIES, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
TTM Technologies, Inc.:
  Report of Independent Public Accountants..................     F-2
  Consolidated Balance Sheets as of December 31, 1998 and
    1999....................................................     F-3
  Consolidated Statements of Operations for the Years Ended
    December 31, 1997, 1998 and 1999........................     F-4
  Consolidated Statements of Shareholders' Equity (Deficit)
    for the Years Ended December 31, 1997, 1998 and 1999....     F-5
  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 1997, 1998 and 1999........................     F-6
  Notes to Consolidated Financial Statements................     F-7
  Unaudited Condensed Consolidated Balance Sheet as of
    April 3, 2000...........................................    F-20
  Unaudited Condensed Consolidated Statements of Income for
    the First Quarter Ended April 4, 1999 and April 3,
    2000....................................................    F-21
  Unaudited Condensed Consolidated Statements of Cash Flows
    for the First Quarter Ended April 4, 1999 and April 3,
    2000....................................................    F-22
  Notes to Unaudited Condensed Consolidated Financial
    Statements..............................................    F-23

Power Circuits, Inc.:
  Report of Independent Public Accountants..................    F-25
  Report of Independent Auditors............................    F-26
  Statements of Income for the Years Ended December 31, 1997
    and 1998 and for the Period from January 1, 1999 to
    July 14, 1999...........................................    F-27
  Statements of Shareholders' Equity for the Years Ended
    December 31, 1997 and 1998 and for the Period from
    January 1, 1999 to July 14, 1999........................    F-28
  Statements of Cash Flows for the Years Ended December 31,
    1997 and 1998 and for the Period from January 1, 1999 to
    July 14, 1999...........................................    F-29
  Notes to Financial Statements.............................    F-30

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TTM Technologies, Inc.:

    We have audited the accompanying consolidated balance sheets of TTM Technologies, Inc. (a Washington corporation) and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TTM Technologies, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
February 11, 2000

                             TTM TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  AS OF DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Cash......................................................  $    197,289   $  1,316,362
  Accounts receivable, net of allowances of $400,000 and
    $374,800, respectively..................................    13,636,493     21,022,954
  Inventories...............................................     3,082,884      5,992,416
  Income taxes receivable...................................            --        532,474
  Prepaid expenses and other current assets.................       189,750        320,095
                                                              ------------   ------------
    Total current assets....................................    17,106,416     29,184,301
                                                              ------------   ------------
Property, plant and equipment, at cost:
  Land......................................................       877,551      2,216,551
  Machinery and equipment...................................    22,582,350     32,451,348
  Buildings and improvements................................     7,246,467      8,583,858
  Leasehold improvements....................................            --      1,095,782
  Furniture and fixtures....................................       238,347        367,782
  Automobiles...............................................       132,706        139,283
                                                              ------------   ------------
                                                                31,077,421     44,854,604
    Less accumulated depreciation and amortization..........   (14,761,611)   (17,307,552)
                                                              ------------   ------------
      Net property, plant and equipment.....................    16,315,810     27,547,052
                                                              ------------   ------------
Other assets:
  Deferred retention bonus, net of accumulated amortization
    of $77,035 and $1,925,892, respectively.................     7,318,373      5,469,515
  Debt issuance costs, net of accumulated amortization of
    $20,423 and $470,372, respectively......................     2,602,506      4,379,628
  Deferred income taxes.....................................    13,000,000     12,998,173
  Goodwill and other intangible assets, net of accumulated
    amortization of $2,230,203 at December 31, 1999.........            --     87,912,721
  Other.....................................................       109,989        835,957
                                                              ------------   ------------
      Total other assets....................................    23,030,868    111,595,994
                                                              ------------   ------------
                                                              $ 56,453,094   $168,327,347
                                                              ============   ============

                     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt......................  $  2,600,000   $  3,562,500
  Accounts payable..........................................     3,425,496      6,500,583
  Accrued salaries, wages and benefits......................     2,567,713      3,662,823
  Other accrued expenses....................................       442,363      1,463,703
                                                              ------------   ------------
      Total current liabilities.............................     9,035,572     15,189,609
                                                              ------------   ------------
Long-term liabilities:
  Long-term debt, less current maturities...................    62,767,049    128,916,531
  Deferred retention bonus payable..........................     7,405,036      7,684,120
                                                              ------------   ------------
      Total long-term liabilities...........................    70,172,085    136,600,651
                                                              ------------   ------------
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 8)
SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock, no par value; 10,000,000 shares authorized,
    41,250 and 78,750 shares issued and outstanding,
    respectively............................................         5,000     37,505,000
  Accumulated deficit.......................................   (22,759,563)   (22,986,913)
  Common stock warrants.....................................            --      2,019,000
                                                              ------------   ------------
      Total shareholders' equity (deficit)..................   (22,754,563)    16,537,087
                                                              ------------   ------------
                                                              $ 56,453,094   $168,327,347
                                                              ============   ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                             TTM TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1997          1998           1999
                                                              -----------   -----------   ------------
Net sales...................................................  $76,920,805   $78,525,869   $106,447,418
Cost of goods sold..........................................   62,090,181    65,331,900     82,200,333
                                                              -----------   -----------   ------------
    Gross profit............................................   14,830,624    13,193,969     24,247,085
                                                              -----------   -----------   ------------
Operating expenses:
  Sales and marketing.......................................    2,533,223     2,434,404      3,919,874
  General and administrative................................    2,235,074     2,187,790      2,583,911
  Amortization of intangibles...............................           --            --      2,230,203
  Amortization of deferred retention bonus..................           --        77,035      1,848,857
  Management fees...........................................           --        12,500        439,402
                                                              -----------   -----------   ------------
    Total operating expenses................................    4,768,297     4,711,729     11,022,247
                                                              -----------   -----------   ------------
Operating income............................................   10,062,327     8,482,240     13,224,838
                                                              -----------   -----------   ------------
Other income (expense):
  Interest expense..........................................     (578,276)     (847,594)   (10,432,310)
  Amortization of debt issuance costs.......................      (27,902)     (134,095)      (755,426)
  Interest income and other, net............................      556,971       926,918         54,827
                                                              -----------   -----------   ------------
    Total other expense, net................................      (49,207)      (54,771)   (11,132,909)
                                                              -----------   -----------   ------------
Income before income taxes and extraordinary item...........   10,013,120     8,427,469      2,091,929
Income taxes................................................           --            --        836,110
                                                              -----------   -----------   ------------
Income before extraordinary item............................   10,013,120     8,427,469      1,255,819
Extraordinary item, write-off of debt issuance costs
  resulting from early extinguishment of debt, net of tax
  benefit of approximately $834,000.........................           --            --     (1,483,169)
                                                              -----------   -----------   ------------
Net income (loss)...........................................  $10,013,120   $ 8,427,469   $   (227,350)
                                                              ===========   ===========   ============
Basic earnings per share:
  Income before extraordinary item..........................  $    242.74   $    204.30   $      21.39
  Extraordinary item........................................           --            --         (25.26)
                                                              -----------   -----------   ------------
  Net income (loss).........................................  $    242.74   $    204.30   $      (3.87)
                                                              ===========   ===========   ============
Diluted earnings per share:
  Income before extraordinary item..........................  $    242.74   $    204.30   $      21.05
  Extraordinary item........................................           --            --         (24.86)
                                                              -----------   -----------   ------------
  Net income (loss).........................................  $    242.74   $    204.30   $      (3.81)
                                                              ===========   ===========   ============
Unaudited pro forma information:
  Income before income taxes................................  $10,013,120   $ 8,427,469
  Income taxes..............................................    3,404,460     2,865,339
                                                              -----------   -----------
  Net income................................................  $ 6,608,660   $ 5,562,130
                                                              ===========   ===========
  Basic and diluted earnings per share......................  $    160.21   $    134.84
                                                              ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                             TTM TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                            COMMON STOCK        ACCUMULATED      COMMON
                                                       ----------------------     EARNINGS       STOCK
                                                        SHARES      AMOUNT       (DEFICIT)      WARRANTS       TOTAL
                                                       --------   -----------   ------------   ----------   ------------
Balance, December 31, 1996...........................   41,250    $     5,000   $20,644,376    $       --   $ 20,649,376
  Dividends to shareholders..........................       --             --    (3,621,969)           --     (3,621,969)
  Net income.........................................       --             --    10,013,120            --     10,013,120
                                                        ------    -----------   ------------   ----------   ------------
Balance, December 31, 1997...........................   41,250          5,000    27,035,527            --     27,040,527
  Dividends to shareholders..........................       --             --   (70,686,427)           --    (70,686,427)
  Recapitalization costs.............................       --             --      (536,132)           --       (536,132)
  Deferred income taxes..............................       --             --    13,000,000            --     13,000,000
  Net income.........................................       --             --     8,427,469            --      8,427,469
                                                        ------    -----------   ------------   ----------   ------------
Balance, December 31, 1998...........................   41,250          5,000   (22,759,563)           --    (22,754,563)
  Sale of common stock for cash......................   37,500     37,500,000            --            --     37,500,000
  Issuance of common stock warrants in connection
    with notes payable...............................       --             --            --     2,019,000      2,019,000
  Net loss...........................................       --             --      (227,350)           --       (227,350)
                                                        ------    -----------   ------------   ----------   ------------
Balance, December 31, 1999...........................   78,750    $37,505,000   $(22,986,913)  $2,019,000   $ 16,537,087
                                                        ======    ===========   ============   ==========   ============

 The accompanying notes are an integral part of these consolidated statements.

                             TTM TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1997           1998           1999
                                                              -----------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $10,013,120   $  8,427,469   $   (227,350)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
  Depreciation and amortization on property and equipment...    2,883,687      3,014,498      3,634,673
    Amortization of goodwill and other intangible assets....           --             --      2,230,203
    Amortization of deferred retention bonus................           --         77,035      1,848,858
    Amortization of and write-off debt issuance costs.......       27,902        134,095      3,072,878
    Non-cash interest imputed on long-term subordinated
      liabilities...........................................           --         11,541        454,566
    Deferred income taxes...................................           --             --          1,827
    Net (gain) loss on sale of property and equipment.......      (83,555)        36,339         67,122
    Net gain on sale of short-term investments..............           --         (9,827)            --
    Changes in operating assets and liabilities, net of
      effect of acquisition:
      Accounts receivable, net..............................   (2,828,417)    (1,804,989)    (2,426,362)
      Inventories...........................................      (12,770)      (579,725)    (2,375,234)
      Income tax receivable.................................           --             --       (532,474)
      Prepaid expenses and other............................     (305,241)       418,875       (619,470)
      Debt issuance costs...................................           --     (2,736,601)    (4,850,000)
      Accounts payable......................................    1,033,845        660,849      1,659,712
      Accrued expenses......................................      731,376       (133,045)    (4,166,306)
                                                              -----------   ------------   ------------
        Net cash provided by (used in) operating
          activities........................................   11,459,947      7,516,514     (2,227,357)
                                                              -----------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Power Circuits, Inc., net of cash
    acquired................................................           --             --    (95,475,369)
  Purchase of property and equipment........................   (2,590,070)    (1,718,404)    (4,489,758)
  Proceeds from sale of property and equipment..............      512,413          7,500         58,800
  Proceeds from sale of short-term investments..............   28,739,000      7,367,541             --
  Purchase of short-term investments........................  (35,775,073)            --             --
                                                              -----------   ------------   ------------
        Net cash provided by (used in) investing
          activities........................................   (9,133,730)     5,656,637    (99,906,327)
                                                              -----------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt..................      617,648     62,900,000    133,168,000
  Principal payments on long-term debt......................     (430,000)   (10,889,090)   (67,415,243)
  Sale of common stock for cash.............................           --             --     37,500,000
  Recapitalization costs....................................           --       (536,132)            --
  Dividends paid............................................   (3,621,969)   (68,167,291)            --
                                                              -----------   ------------   ------------
        Net cash provided by (used in) financing
          activities........................................   (3,434,321)   (16,692,513)   103,252,757
                                                              -----------   ------------   ------------
Net increase (decrease) in cash and cash equivalents........   (1,108,104)    (3,519,362)     1,119,073
Cash and cash equivalents at beginning of year..............    4,824,755      3,716,651        197,289
                                                              -----------   ------------   ------------
Cash and cash equivalents at end of year....................  $ 3,716,651   $    197,289   $  1,316,362
                                                              ===========   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest....................  $   559,692   $    510,768   $ 10,075,265
  Cash paid during the year for income taxes................           --             --        450,000

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

    On July 14, 1999, the Company acquired the stock of Power Circuits, Inc. The fair value of the acquired assets was $106,364,164, net of $2,312,884 of cash acquired. The Company assumed $10,888,795 of liabilities.

    During 1998, the Company made noncash dividends totaling $2,519,136 (see
Note 9).

 The accompanying notes are an integral part of these consolidated statements.

                             TTM TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

    TTM Technologies, Inc., formerly Pacific Circuits, Inc. was incorporated under the laws of the State of Washington on March 20, 1978. On December 15, 1998, the shareholders of TTM Technologies, Inc. sold 90% of their common stock to Circuit Holdings, LLC which was accounted for as a recapitalization (see
Note 3). Circuit Holdings, LLC is a company owned by various private equity funds and individual investors. In July 1999, Power Circuits, Inc., was acquired and became a wholly-owned subsidiary of TTM Technologies, Inc. TTM
Technologies, Inc. and its wholly-owned subsidiary are collectively referred to as "the Company."

    The Company is a manufacturer of complex printed circuit boards ("PCBs") used in sophisticated electronic equipment. The Company sells to a variety of customers located both within and outside of the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of TTM Technologies, Inc. and its wholly owned subsidiary, Power Circuits, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

    The Company derives its revenue primarily from the sale of PCBs using customer supplied engineering and design plans and recognizes revenues when products are shipped to the customer. The Company provides its customers a limited right of return for defective PCBs. The Company accrues an estimated amount for sales returns and allowances at the time of sale based on historical information. For 1997, 1998 and 1999 the provision for sales returns was less than 2% of gross sales.

CASH AND CASH EQUIVALENTS

    The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 1998 and 1999, there were no cash equivalents.

                             TTM TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories as of December 31, 1998 and 1999 consist of the following:

                                                          1998         1999
                                                       ----------   ----------
Raw materials........................................  $  861,201   $1,784,172
Work-in-process......................................   2,221,683    3,598,498
Finished goods.......................................          --      609,746
                                                       ----------   ----------
                                                       $3,082,884   $5,992,416
                                                       ==========   ==========

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. The Company uses the following estimated useful lives:

Buildings and improvements..................................  10-40 years
Leasehold improvements......................................  18 years
Machinery and equipment.....................................  5-10 years
Furniture and fixtures......................................  5-10 years
Automobiles.................................................  5 years

    Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts. The resulting gain or loss is included in the determination of income. Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and repairs are charged to expense as incurred.

OTHER ASSETS

    Debt issuance costs are amortized to expense over the period of the underlying indebtedness using the effective interest rate method adjusted to give effect to any early repayments. During 1999, the Company repaid certain indebtedness in connection with a refinancing. Accordingly, unamortized deferred debt issuance costs were written off and classified as an extraordinary item, net of the tax benefit.

    Deferred retention bonuses represent amounts owed to various key employees (see Note 5). These amounts are charged to expense over the vesting periods as set forth in the agreements.

    Goodwill and other intangibles resulted from the Company's acquisition of Power Circuits, Inc. and are amortized using the straight-line method over 15 to 20 years.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

    Long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company

                             TTM TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) evaluates, at each balance sheet date, whether events and circumstances have occurred that indicates possible impairment. The Company uses an estimate of the future undiscounted net cash flows of the related asset over the remaining life in measuring whether the assets are recoverable. As of December 31, 1999, management of the Company does not consider any of the Company's long-lived assets to be impaired.

IMPUTED INTEREST EXPENSE

    Interest is imputed on long-term debt obligations where it has been determined that the contractual interest rates are below the market rate for debt with similar risk characteristics (see Notes 5 and 6). In addition, a discount from the face amount of notes, resulting from allocating proceeds between debt and equity instruments issued, is recorded as interest expense over the term of the debt (see Note 6). For 1998 and 1999, non-cash interest expense for these obligations were as follows:

                                                             1998       1999
                                                           --------   --------
Deferred retention bonus.................................  $ 9,628    $279,084
Senior subordinated notes................................       --      82,454
Subordinated notes.......................................    1,913      93,028
                                                           -------    --------
                                                           $11,541    $454,566
                                                           =======    ========

INCOME TAXES

    The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial statements and income tax basis of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

    Prior to December 15, 1998, the Company had elected, for federal income tax purposes, to include its taxable income with that of its shareholders (an S Corporation election). Accordingly, the Company had no provision for income taxes prior to December 15, 1998.

    The unaudited pro forma information presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has been determined assuming the Company had been taxed as a C corporation for income tax purposes using an effective tax rate of 34%. Prior to its acquisition of Power Circuits, Inc., the Company was not subject to state income taxes because of its location (Washington).

EARNINGS PER SHARE

    Basic earnings per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock.

                             TTM TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following is a reconciliation of the numerator and denominator used to calculate Basic EPS and Diluted EPS:

                                               1997                                1998                          1999
                                ----------------------------------   ---------------------------------   --------------------
                                  INCOME       SHARES    PER SHARE     INCOME      SHARES    PER SHARE     LOSS       SHARES
                                -----------   --------   ---------   ----------   --------   ---------   ---------   --------
Basic EPS.....................  $10,013,120    41,250     $242.74    $8,427,469    41,250     $204.30    $(227,350)   58,716
Effect of warrants............                     --                                  --                                940
                                -----------    ------     -------    ----------    ------     -------    ---------    ------
Diluted EPS...................  $10,013,120    41,250     $242.74    $8,427,469    41,250     $204.30    $(227,350)   59,656
                                ===========    ======     =======    ==========    ======     =======    =========    ======

                                  1999
                                ---------
                                PER SHARE
                                ---------
Basic EPS.....................   $(3.87)
Effect of warrants............
                                 ------
Diluted EPS...................   $(3.81)
                                 ======

    For the year ended December 31, 1999, options to purchase 6,024.3 shares of common stock were not considered for Diluted EPS because the exercise price was equal to the average fair value during the year.

CONCENTRATION OF CREDIT RISK

    In the normal course of business, the Company extends credit to its customers, which are concentrated in the computer and electronics instrumentation industries. The Company performs ongoing credit evaluations of customers and does not require collateral. The Company regularly reviews its accounts receivable and makes provisions for potential losses.

    As of December 31, 1999, three customers in the aggregate accounted for 43% of total accounts receivable. For the year ended December 31, 1999, two customers accounted for 19% and 17% of net sales. For the year ended
December 31, 1998, two customers accounted for 24% and 12% of net sales. For the year ended December 31, 1997, two customers accounted for 25% and 21% of net sales. One of these customer's sales includes sales directed by this customer to other customers. If any one or group of these customers were lost or their receivables balances should be deemed to be uncollectable, it would have a material adverse effect on the Company's financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement date of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. Based upon the nature of the financial instruments and hedging activities of the Company, this pronouncement would require the Company to reflect the fair value of its derivative instruments (interest rate swaps) on the consolidated balance sheet. Changes in fair value of these derivatives will be reflected as a component of comprehensive income. The Company will adopt SFAS No. 133 effective January 1, 2001 and has not yet determined the impact of this statement on its financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of assets and liabilities as reported on the balance sheet at December 31, 1999 and 1998, which qualify as financial instruments, approximates fair value. The fair value of interest

                             TTM TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) rate swap agreements held by the Company at December 31, 1999 and 1998 which were not recorded in the accompanying consolidated financial statements was $1,040,000 and $13,800, respectively, which represents the cash the Company would receive to settle these agreements.

3. RECAPITALIZATION AND STOCK PURCHASE

    On December 15, 1998, the Company, its existing shareholders and Circuit Holdings, LLC, entered into a recapitalization and stock purchase agreement. Under the agreement, the Company borrowed $62.5 million and paid cash dividends (including the payment of excess cash as defined in the agreement) totaling $59,481,663 to the existing shareholders. The existing shareholders sold 90% of their outstanding shares to Circuit Holdings, LLC as described in the agreement. In addition, the Company entered into notes payable with the existing shareholders with an aggregate undiscounted principal amount of $4 million. This transaction has been accounted for as a recapitalization because the Company did not become substantially wholly-owned by the new owners. In connection with this transaction, the Company incurred transaction expenses of $536,132 which were recorded as a reduction to retained earnings.

    As part of this agreement, the Company entered into a retention bonus plan agreement, which provides for retention bonuses to certain key employees totaling $12 million (see Note 5).

    For income tax purposes, the existing shareholders and Circuit Holdings, LLC agreed to file a Section 338(h)(10) election in accordance with the Internal Revenue Service ("IRS") rules and regulations. Generally, this election has the effect of characterizing a stock purchase as an asset purchase and requires that the adjusted grossed-up basis of the Company's shares be allocated to the acquired assets. This transaction resulted in significant differences between the financial reporting basis and adjusted tax basis of assets. These differences are generally deductible for income tax purposes over future periods as outlined in the IRS rules and regulations. The tax effect of these differences, consisting principally of goodwill, has been recorded as deferred tax assets for financial reporting purposes with a corresponding increase to retained earnings (see Note 7).

4. ACQUISITION OF POWER CIRCUITS, INC.

    In July 1999, the Company acquired the stock of Power Circuits, Inc. for approximately $97.8 million, which included direct acquisition costs of approximately $850,000. The acquisition was financed from borrowings under the Company's new credit facilities. The acquisition was accounted for under the purchase method of accounting. Accordingly, results of operations of Power Circuits, Inc. are included in the accompanying consolidated financial statements from the date of acquisition. The total goodwill and other intangibles recorded in connection with this acquisition were approximately $90.1 million, which are deductible for income tax purposes over future periods in accordance with IRS rules and regulations.

    The unaudited pro forma information below presents the results of operations as if the Power Circuits acquisition occurred at the beginning of 1999, after giving effect to certain adjustments, including amortization of intangibles, elimination of nonrecurring bonuses, adjustments to reflect new incentive compensation and management fee arrangements, interest expense and amortization of deferred financing costs related to the acquisition debt and the related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of

                             TTM TECHNOLOGIES, INC.

4. ACQUISITION OF POWER CIRCUITS, INC. (CONTINUED) what would have occurred had the acquisition been made at the beginning of the year or of the results which may occur in the future.

                                                                  1999
                                                              ------------
Net sales...................................................  $124,315,513
Operating income............................................    16,314,390
Net income..................................................       622,740

5. DEFERRED RETENTION BONUS

    On December 15, 1998, the Company entered into a retention bonus plan agreement. Under the agreement, the Company is required to pay, subject to certain restrictions, a total of $12 million to certain key employees no later than December 31, 2006. In the event employees leave the Company prior to becoming fully vested in the bonus, any unpaid amounts are payable to the selling shareholders under the stock purchase agreement as described in Note 3. Accordingly, the entire obligation has been recorded as a long-term liability along with the corresponding asset. In the event of a change in control of the Company, participating employees will receive 50% of the unforfeited retention bonus at the time of such change in control. In addition, the Company will deposit into a trust or escrow the remaining 50% to be paid to employees on the second anniversary of the change of control. The deferred retention bonus asset is being amortized over the five-year vesting period as set forth in the agreement, which resulted in expense of $77,000 in 1998 and $1,849,000 in 1999. The remaining deferred expense of $5,469,000 will be amortized as follows:
$1,849,000 in 2000, $1,811,000 in 2001, $925,000 in 2002, and $884,000 in 2003.

    In addition, under the agreement, the Company is required to make annual payments, similar to interest, which accrue at the rate of 10% per annum on the total unpaid retention bonus. Management believes that the 10% rate is a below market rate given the related-party nature of this obligation and the rate that would be appropriate for debt with similar risk characteristics (see Note 6). Accordingly, interest has been imputed at 20% resulting in an additional 10% interest on the $12,000,000 obligation. Accordingly, this resulted in an initial recorded present value of approximately $7,395,000. For the years ended
December 31, 1998 and 1999, approximately $61,600 and $1,480,000, respectively, has been recorded as interest expense in the accompanying consolidated financial statements, which includes the contractual 10% interest amount, and the additional amount to impute interest at 20%.

                             TTM TECHNOLOGIES, INC.

6. LONG-TERM DEBT

    Long-term debt consists of the following as of December 31, 1998 and 1999:

                                                                 1998           1999
                                                              -----------   ------------
A term loan payable to banks with interest ranging from
  LIBOR plus 2.25% to 3.25% or the Alternate Base rate plus
  0.75% to 1.75%, due in quarterly payments of various
  amounts through June 30, 2004 (see below).................  $        --   $ 36,562,500
B term loan payable to banks with interest ranging from
  LIBOR plus 3.50% to 3.75% or the Alternate Base rate plus
  to 2.25%, due in quarterly payments of various amounts
  through June 30, 2005 (see below).........................           --     74,625,000
Revolving loan commitment with banks, interest ranging from
  LIBOR plus 2.25% to 3.25% or the Alternate Base rate plus
  0.75% to 1.75%, (see below)...............................           --      6,500,000
Swingline loan subfacility with banks, interest ranging from
  Alternate Base rate plus 0.75% to 1.75%, (see below)......           --      1,668,000
Senior subordinated notes payable to TCW/Crescent Mezzanine
  Partners II L.P. with interest at 12.0%, with quarterly
  interest-only payments through January 13, 2006 (see
  below)....................................................           --     10,563,454
Subordinated notes payable to shareholders with interest at
  10%, semi-annual interest-only payments, with $4,000,000
  principal payment due December 14, 2006 (interest imputed
  at 20%, initial present value of $2,465,000)..............    2,467,049      2,560,077
Revolving loan and A and B term loans with a bank, paid in
  full in 1999 as a result of refinancing...................   62,900,000             --
                                                              -----------   ------------
Total long-term debt........................................   65,367,049    132,479,031
Less current maturities.....................................   (2,600,000)    (3,562,500)
                                                              -----------   ------------
Long-term debt, less current maturities.....................  $62,767,049   $128,916,531
                                                              ===========   ============

    The aggregate amount of principal maturities of long-term debt at December 31, 1999 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $  3,562,500
2001........................................................     6,375,000
2002........................................................    10,125,000
2003........................................................    12,937,500
2004........................................................    42,562,500
Thereafter..................................................    56,916,531
                                                              ------------
                                                              $132,479,031
                                                              ============

    The Company's A and B term loans, revolving loans and swingline loans are with several banks pursuant to a credit agreement dated July 13, 1999. All borrowings are collateralized by the assets of the Company. The agreement provides, among other things, for borrowings on the revolver of up to

                             TTM TECHNOLOGIES, INC.

6. LONG-TERM DEBT (CONTINUED)
the lesser of $12.5 million or the borrowing base, as defined in the agreement and up to $2.5 million on the swingline loan subfacility. The revolving and swingline loan commitments expire on June 30, 2004. The Company is required to pay a quarterly commitment fee of .50% on the unused revolver commitment under the agreement. As of December 31, 1999, the Alternate Base rate was 10.25% and the LIBOR rate was 6.19%. The amount added to the LIBOR rate or the Alternate Base rate varies depending upon the Company's leverage ratios as defined in the agreement. The Company's outstanding A and B term loans, revolving loans and swingline loans under this agreement had a weighted average interest rate of 9.81% at December 31, 1999. Borrowing availability under the agreement was $6,832,000 at December 31, 1999. During 1999, the proceeds from the borrowings were used to retire certain debt before the contractual due date. Prepayment of this debt resulted in an extraordinary write-off of debt issuance costs of $1,483,169, net of an income tax benefit of $834,283.

    The agreements with banks contain certain financial and other covenants. These covenants include capital expenditure limits, leverage and interest coverage ratios, consolidated EBITDA and various other covenants. At December 31, 1999, the Company was in compliance with these covenants.

    As of December 31, 1999, the Company has entered into interest rate swap agreements with two banks (the "counterparty") which are designated as a partial hedge of the Company's variable rate debt. The agreements obligate the Company to make fixed payments to the counterparty which, in turn, is obligated to make variable payments to the Company. The amount to be paid or received is measured by applying contractually agreed upon variable and fixed rates to the notional amounts of principal. The notional amounts, which decrease over the term of the agreement, are used to measure the contractual amounts to be received or paid and do not represent the amount of exposure to credit loss. The agreements terminate through December 31, 2001 and have notional amounts ranging from $20.0 million to $38.0 million. At December 31, 1999, the fixed rates on the contracts range from 5.08% to 6.36% and the variable rates under the contracts range from 5.51% to 6.19%. Net amounts paid or received on these swaps are recorded as an adjustment to interest expense.

    On July 13, 1999, the Company issued $12.5 million in senior subordinated notes to TCW/Crescent Mezzanine Partners II L.P., a shareholder, with interest at 12.0%. In connection therewith, the Company issued warrants for the purchase of 2,019 shares of common stock at an exercise price of $0.01 per share. The $12.5 million has been allocated between the notes and the warrants based on the relative fair values at the date of issuance. This resulted in allocating $10,481,000 to the notes and $2,019,000 to the warrants. The difference between the face amount of the notes and the amount allocated to the notes is recorded as interest expense over the term of the notes. The Company may redeem all or any of the notes, in whole or in part, during the 12-month period beginning
July 13, 1999, 2000, 2001, 2002, 2003 and 2004 (and thereafter) at a redemption price of 105%, 104%, 103%, 102%, 101% or 100%, respectively of the unpaid principal balance on the notes. In the event of a sale or initial public offering, the Company may redeem all of the notes during the 12-month period beginning July 13, 1999, 2000 and 2001 (and thereafter) at a redemption price of 102%, 102% and 100%, respectively. The Company is required to redeem the notes in the event of a change in control as defined in the agreement.

                             TTM TECHNOLOGIES, INC.

7. INCOME TAXES

    Effective December 15, 1998, in connection with a recapitalization, the Company's S Corporation election was terminated. The Company generated a loss for the period in 1998 after the termination of the S corporation status.

    The components of the provision for income taxes for the year ended December 31, 1999 are as follows (excluding the $834,283 deferred benefit allocated to the extraordinary item):

Current provision...........................................  $     --
Deferred provision:
  Federal...................................................   789,659
  State.....................................................    46,451
                                                              --------
Total provision for income taxes............................  $836,110
                                                              ========

    The following is a reconciliation between the statutory federal income tax rate and the Company's 1999 effective income tax rate which is derived by dividing the provision for income taxes by the income before income taxes and extraordinary item:

Statutory federal income tax rate...........................    34.0%
State income taxes, net of federal benefit..................     2.2
Other.......................................................     3.8
                                                                ----
Total provision for income taxes............................    40.0%
                                                                ====

    The components of the net deferred tax assets at December 31, 1998 and 1999 are as follows:

                                                        1998          1999
                                                     -----------   -----------
Deferred tax assets:
  Tax goodwill related to recapitalization.........  $26,112,482   $25,786,187
  Operating loss carryforwards.....................       91,690     1,759,256
  Deferred retention bonus.........................       42,500       693,321
  Deferred compensation interest...................           --       103,936
  Other............................................       10,200            --
                                                     -----------   -----------
    Total..........................................   26,256,872    28,342,700
Valuation allowance................................  (13,256,872)  (14,798,111)
                                                     -----------   -----------
                                                      13,000,000    13,544,589
Deferred tax liabilities:
  Goodwill amortization from Power Circuits, Inc.
    acquisition....................................           --      (278,842)
  Other............................................           --      (267,574)
                                                     -----------   -----------
Net deferred income tax asset......................  $13,000,000   $12,998,173
                                                     ===========   ===========

    A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. At the date of our recapitalization, December 14, 1998, we determined that a valuation allowance was required based upon the estimate of our ability to generate

                             TTM TECHNOLOGIES, INC.

7. INCOME TAXES (CONTINUED)
future taxable income over a 15-year period, sufficient to realize this asset. At December 31, 1999, we reassessed the realizability of our deferred tax assets and concluded, based upon generating a tax net operating loss of $4.9 million, among other factors, that the valuation allowance was still necessary. The amount of the net deferred tax assets considered realizable, however, could change in the near term based on changing conditions.

    At December 31, 1999, the Company has tax net operating loss carryforwards of approximately $4,887,000 which expire through 2019.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company leases facilities and manufacturing equipment under noncancellable operating leases with terms expiring through 2018. The facilities are leased from related parties (see Note 12). Future minimum lease payments under these leases as of December 31, 1999 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $1,564,905
2001........................................................   1,564,905
2002........................................................   1,564,905
2003........................................................     406,409
2004........................................................     303,600
Thereafter..................................................   4,477,900
                                                              ----------
Future minimum lease payments...............................  $9,882,624
                                                              ==========

    Total rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $809,000, $983,000 and $1,409,000, respectively.

LEGAL MATTERS

    The Company is subject to various legal matters, which it considers normal for its business activities. Management believes, after consultation with legal counsel, that these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

ENVIRONMENTAL MATTERS

    The process to manufacture printed circuit boards requires adherence to city, county, state and federal environmental regulations regarding the storage, use, handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.

                             TTM TECHNOLOGIES, INC.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
CASH INCENTIVE COMPENSATION PLAN

    Effective January 1, 1999 the Company has established a cash incentive compensation plan to provide a means of retaining and attracting capable employees and increasing the incentive of key employees. Eligible employees receive a bonus equal to a percentage of earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the agreement. The bonus percentage, which ranges from 1.5% to 4.0%, is based upon achieving certain target levels of EBITDA. The term of the agreement is for five successive one-year periods. For the year ended December 31, 1999, no amounts were earned under this plan.

9. DIVIDENDS TO SHAREHOLDERS

    During 1998, the Company made dividends to shareholders totaling $70,686,427. The 1998 dividends include the amounts made in connection with the recapitalization and stock repurchase agreement (see Note 3). Of the total $70,686,427 of dividends in 1998, non cash dividends totaled $2,519,136 of which $2,465,136 related to the Company's note payable to stockholder (see Note 6) and the remaining $54,000 related to the value of vehicles which were distributed to the shareholders.

10. STOCK OPTION PLAN

    On December 15, 1998, the Company adopted the Management Stock Option Plan (the "Plan"). The Plan as amended in 1999, provides for issuance of a maximum of 7,312.5 shares of the Company's common stock. Stock options may be granted as "Incentive Stock Options" (as defined by the Internal Revenue Code and awards) or nonqualified options. The exercise price is determined by the compensation committee of the Board of Directors and may not be less than the fair market value at the date of the grant. Each option and award shall vest and expire as determined by the Compensation Committee. Options expire no later than 10 years from the grant date. The Plan expires December 1, 2009. A summary of stock option activity is as follows:

                                                          SHARES    EXERCISE PRICE
                                                         --------   --------------
Granted during 1998 and outstanding at December 31,
  1998.................................................  2,805.0        $1,000
  Granted in 1999......................................  3,500.0         1,000
  Forfeited in 1999....................................   (280.7)        1,000
                                                         -------
Outstanding at December 31, 1999.......................  6,024.3         1,000
                                                         =======
Exercisable at December 31, 1999.......................    383.8         1,000
                                                         =======

    As of December 31, 1999, of the 6,024.3 options outstanding, 3,152.6 options vest equally over 5 years from the grant date. Options to purchase 2,871.9 shares vest upon the occurrence of a liquidity event as defined in the agreement or after 8 years. The weighted average remaining contractual life of options outstanding at December 31, 1999 was 9.4 years.

    During 1999, the Company modified the vesting for options to purchase 1,121.8 shares. The options previously vested over 5 years subject to the Company meeting specific EBITDA targets each year and were modified to vest upon the occurrence of a liquidity event or after 8 years.

                             TTM TECHNOLOGIES, INC.

10. STOCK OPTION PLAN (CONTINUED)
    The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board Opinion No. 25 and the related interpretations and provides pro forma disclosures as required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). Had compensation cost been determined in accordance with SFAS No. 123, the Company's net income (loss) would have been changed to the following pro forma amounts:

                                                           1998        1999
                                                        ----------   ---------
Net income (loss):
  As reported.........................................  $8,427,469   $(227,350)
  Pro forma...........................................   8,420,426    (457,893)

    For pro forma disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants in 1999 and 1998: zero dividend yield; zero expected volatility; risk-free rate of 6.5% for 1999 and 5.2% for 1998; and expected life of 8 years for 1999 and 7 years for 1998. For purposes of the pro forma disclosure, the estimated fair value of the stock options is amortized over the estimated life of the respective stock options.

11. EMPLOYEE BENEFIT PLAN

    The Company maintains a profit sharing plan covering substantially all of its full-time employees, except participants in the cash incentive plan. At the direction of the Board of Directors, the Company may contribute up to 15% of an eligible employee's salary to the plan. For the years ended December 31, 1997, 1998 and 1999, contributions accrued to the plan were approximately $1,700,000, $1,200,000 and $1,125,000, respectively. These amounts were paid to the plan subsequent to each year-end.

    The Company's subsidiary maintains a 401(k) savings plan (the "Plan") under which all full-time employees 18 years of age or older with at least one year or 1,000 hours of service are eligible to participate. Under the Plan, eligible employees voluntarily contribute to the Plan up to 15% of their salary through payroll deductions. Employer contributions may be made by the Company at its discretion based upon matching employee contributions, within limits, and profit sharing provided for in the Plan. Employer contributions of $18,313 were made during the period from July 15, 1999 to December 31, 1999.

12. RELATED-PARTY TRANSACTIONS

    In connection with the recapitalization transaction (see Note 3), T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP, affiliates of certain principal shareholders of the Company, were paid transaction fees and expenses totaling $1.2 million of which $840,000 was capitalized as debt issuance costs and $360,000 was charged against retained earnings as a cost of the recapitalization.

    In connection with the purchase of Power Circuits, Inc. (see Note 4), T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP, affiliates of certain principal shareholders of the Company, were paid transaction fees and expenses totaling $1.6 million of which $986,000 was capitalized as debt issuance costs and $569,000 was recorded as acquisition costs.

                             TTM TECHNOLOGIES, INC.

12. RELATED-PARTY TRANSACTIONS (CONTINUED)
    The Company has management agreements with T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP which requires management fees totaling $600,000 per year. Under the agreement, T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP will provide corporate finance, strategic and capital planning and other advisory services. For the years ended 1998 and 1999, expense under the agreements were $12,500 and $439,400, respectively.

    The Company has issued subordinated notes payable to shareholders (see
Note 6).

    The Company leases facilities from Harbor Building, LLC, a business owned by the former owners of Power Circuits, Inc. and now minor shareholders and employees of the Company. Total rent expense for the period from July 15, 1999 to December 31, 1999 was approximately $115,000. The lease expires in 2018. The Company has the option of purchasing the facilities on or before July 13, 2004 for approximately $3,413,000.

13. FOREIGN SALES

    Sales representing more than 5% of the Company's net sales by country are as follows:

                                                          1997          1998           1999
                                                       -----------   -----------   ------------
United States........................................  $61,357,761   $67,161,462   $ 85,893,045
Canada...............................................    3,875,067     1,055,973        194,889
England..............................................    7,150,089     6,758,802      5,029,479
Singapore............................................           --       584,850     10,722,608
Other................................................    4,537,888     2,964,782      4,607,397
                                                       -----------   -----------   ------------
  Total..............................................  $76,920,805   $78,525,869   $106,447,418
                                                       ===========   ===========   ============

                             TTM TECHNOLOGIES, INC.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                              AS OF APRIL 3, 2000
                                                              --------------------
ASSETS
Current assets:
  Cash......................................................      $  1,132,484
  Accounts receivable, net..................................        23,911,586
  Inventories...............................................         5,002,542
  Income taxes receivable...................................           412,160
  Prepaid expenses and other current assets.................           435,471
                                                                  ------------
    Total current assets....................................        30,894,243
                                                                  ------------
Property, plant and equipment, net..........................        28,097,302
                                                                  ------------
Other assets:
  Deferred retention bonus, net.............................         5,007,300
  Debt issuance costs, net..................................         4,138,274
  Deferred income taxes.....................................        11,791,157
  Intangible assets, net....................................        86,710,816
  Other.....................................................           737,110
                                                                  ------------
    Total...................................................       108,384,657
                                                                  ------------
                                                                  $167,376,202
                                                                  ============
CURRENT LIABILITIES:
  Current maturities of long-term debt......................      $  4,031,250
  Accounts payable..........................................         5,771,601
  Accrued salaries, wages and benefits......................         3,835,145
  Other accrued expenses....................................         1,896,853
                                                                  ------------
    Total current liabilities...............................        15,534,849
                                                                  ------------
LONG-TERM LIABILITIES:
  Long-term debt, less current maturities...................       125,410,143
  Deferred retention bonus payable..........................         7,767,840
                                                                  ------------
    Total long-term liabilities.............................       133,177,983
                                                                  ------------
SHAREHOLDERS' EQUITY:
  Common stock..............................................        37,760,180
  Accumulated deficit.......................................       (20,863,812)
  Deferred stock-based compensation.........................          (251,998)
  Common stock warrants.....................................         2,019,000
                                                                  ------------
    Total shareholders' equity..............................        18,663,370
                                                                  ------------
                                                                  $167,376,202
                                                                  ============

   The accompanying notes are an integral part of this condensed consolidated balance sheet.

                             TTM TECHNOLOGIES, INC.

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                       QUARTER ENDED
                                                              -------------------------------
                                                              APRIL 4, 1999    APRIL 3, 2000
                                                              --------------   --------------
Net sales...................................................   $24,788,369      $42,080,156
Cost of goods sold..........................................    19,080,124       29,802,370
                                                               -----------      -----------
  Gross profit..............................................     5,708,245       12,277,786
                                                               -----------      -----------
Operating Expenses:
  Sales and marketing.......................................       648,648        1,878,555
  General and administrative................................       601,220        1,243,930
  Amortization of intangibles...............................            --        1,201,906
  Amortization of deferred retention bonus..................       462,213          462,215
  Management fees...........................................        75,000          150,000
                                                               -----------      -----------
    Total operating expenses................................     1,787,081        4,936,606
                                                               -----------      -----------
Operating income............................................     3,921,164        7,341,180
                                                               -----------      -----------
Other income (expense):
  Interest expense..........................................    (1,859,057)      (3,810,865)
  Amortization of debt issuance costs.......................      (132,749)        (241,384)
  Other, net................................................        33,124          109,596
                                                               -----------      -----------
    Total other expense, net................................    (1,958,682)      (3,942,653)
                                                               -----------      -----------
Income before income taxes..................................     1,962,482        3,398,527
Income taxes................................................       676,424        1,275,426
                                                               -----------      -----------
Net income..................................................   $ 1,286,058      $ 2,123,101
                                                               ===========      ===========
Earnings per share:
  Basic earnings per share..................................   $     31.18      $     26.96
  Diluted earnings per share................................   $     31.18      $     25.85

  The accompanying notes are an integral part of these condensed consolidated statements.

                             TTM TECHNOLOGIES, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       QUARTER ENDED
                                                              -------------------------------
                                                              APRIL 4, 1999    APRIL 3, 2000
                                                              --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................    $1,286,058       $2,123,101
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization on property and equipment...       719,715          949,344
  Loss (gain) on sale of property and equipment.............         2,200             (500)
  Amortization of intangibles...............................            --        1,201,906
  Stock-based compensation..................................            --            3,182
  Amortization of deferred retention bonus..................       462,213          462,215
  Amortization of debt issuance costs.......................       132,749          241,354
  Non-cash interest imputed on long-term liabilities........        93,028          162,928
  Deferred income taxes.....................................       483,333        1,207,016
  Changes in operating assets and liabilities:
    Accounts receivable, net................................    (2,031,439)      (2,888,632)
    Inventories.............................................      (362,166)         989,874
    Income tax receivable...................................            --          120,314
    Prepaid expenses and other..............................      (135,728)        (127,455)
    Other assets............................................          (592)          98,847
    Accounts payable........................................      (316,745)        (728,982)
    Accrued expenses........................................       941,770          617,550
                                                                ----------       ----------
      Net cash provided by operating activities.............     1,274,396        4,432,062
                                                                ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................      (363,485)      (1,499,594)
  Proceeds from sale of property and equipment..............        41,800              500
                                                                ----------       ----------
      Net cash used in investing activities.................      (321,685)      (1,499,094)
                                                                ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term debt......................    (1,150,000)      (3,116,846)
                                                                ----------       ----------
Net decrease in cash........................................      (197,289)        (183,878)
Cash at beginning of period.................................       197,289        1,316,362
                                                                ----------       ----------
Cash at end of period.......................................    $       --       $1,132,484
                                                                ==========       ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest....................................    $  532,458       $3,059,185
  Cash paid for income taxes................................        50,000               --

  The accompanying notes are an integral part of these condensed consolidated statements.

                             TTM TECHNOLOGIES, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The accompanying condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statement prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which in the opinion of management, are necessary to present fairly the results of operations of the Company for the periods presented. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

    The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

2. INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories as of April 3, 2000 consist of the following:

Raw materials...............................................  $1,700,984
Work-in-process.............................................   3,216,072
Finished goods..............................................      85,486
                                                              ----------
                                                              $5,002,542
                                                              ==========

3. EARNINGS PER COMMON SHARE

    The following is a reconciliation of the numerator and denominator used to calculate basic earnings per common share and diluted earnings per common share for the quarters ended April 4, 1999 and April 3, 2000:

                                                      APRIL 4, 1999                       APRIL 3, 2000
                                            ---------------------------------   ---------------------------------
                                              INCOME      SHARES    PER SHARE     INCOME      SHARES    PER SHARE
                                            ----------   --------   ---------   ----------   --------   ---------
Basic EPS.................................  $1,286,058    41,250     $31.18     $2,123,101    78,750     $26.96
Effect of stock options and warrants......                    --                               3,381
                                            ----------    ------     ------     ----------    ------     ------
Diluted EPS...............................  $1,286,058    41,250     $31.18     $2,123,101    82,131     $25.85
                                            ==========    ======     ======     ==========    ======     ======

4. STOCK-BASED COMPENSATION

    During the quarter ended April 3, 2000, the Company issued options to employees to purchase 930 shares of common stock with an exercise price of $1,000 per share and options to purchase 260 shares were forfeited. Of the 930 options granted during the quarter options to purchase 465 shares vest upon the occurrence of liquidity events as defined in the agreement or after 8 years and options to purchase 465 shares vest equally over five years from the grant date.

    In connection with these stock options, the Company recorded deferred stock-based compensation in the aggregate amount of $255,180 representing the difference between the deemed fair value of the Company's common stock for accounting purposes and the exercise price of stock options at the date

                             TTM TECHNOLOGIES, INC.

4. STOCK-BASED COMPENSATION (CONTINUED)
of grant. The Company is amortizing the deferred stock-based compensation over the option vesting periods. For the quarter ended April 3, 2000, amortization expense was $3,182. At April 3, 2000, the remaining stock-based compensation of $251,998 is estimated to be amortized as follows: $31,269 for the remainder of fiscal 2000, $45,938 in 2001, $45,938 in 2002, $45,938 in 2003, $45,938 in 2004,
$17,858 in 2005 and $19,119 thereafter. The amount of deferred stock-based compensation expense to be amortized could change during these periods as a result of accelerated vesting changes and forfeitures.

    At April 3, 2000, there were outstanding options to purchase 6,694.6 shares of common stock with an exercise price of $1,000.

5. SUBSEQUENT EVENTS

    In connection with an initial public offering of common stock, the Company intends to terminate the management agreement with T.C. Management Partner IV, L.L.C. and Brockway Moran & Partners Management LLP and will pay a one-time fee of $1.5 million. In addition, the Company intends to use the proceeds from its offering to buy-out its deferred retention bonus obligation for approximately $10.8 million and to repay other long-term debt. These transactions will result in the write-off of debt issuance costs and will result in losses on early retirement of debt. The amount of such write-offs and losses will depend in part on the amount of proceeds received from the offering.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Power Circuits, Inc.:

    We have audited the accompanying statements of income, shareholders' equity and cash flows of Power Circuits, Inc. (a California corporation) for the period from January 1, 1999 to July 14, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Power Circuits, Inc. for the period from January 1, 1999 to July 14, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
August 26, 1999

                         REPORT OF INDEPENDENT AUDITORS

To Power Circuits, Inc.:

    We have audited the accompanying statements of income, shareholders' equity and cash flows of Power Circuits, Inc. for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Power Circuits, Inc. for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Newport Beach, California
January 28, 1999

                              POWER CIRCUITS, INC.

                              STATEMENTS OF INCOME

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------   JANUARY 1, 1999 TO
                                                        1997          1998        TO JULY 14, 1999
                                                     -----------   -----------   -------------------
Net sales..........................................  $40,034,000   $36,722,000       $17,868,000
Cost of goods sold.................................   20,085,000    19,841,000        10,267,000
                                                     -----------   -----------       -----------
    Gross profit...................................   19,949,000    16,881,000         7,601,000
                                                     -----------   -----------       -----------
Operating expenses:
  Selling and marketing............................    3,476,000     2,814,000         1,323,000
  General and administrative.......................    3,383,000     3,502,000         1,686,000
  Nonrecurring bonuses.............................           --            --         3,395,000
                                                     -----------   -----------       -----------
    Total operating expenses.......................    6,859,000     6,316,000         6,404,000
                                                     -----------   -----------       -----------
Operating income...................................   13,090,000    10,565,000         1,197,000
                                                     -----------   -----------       -----------
Other income (expense):
  Interest expense, net............................     (222,000)     (201,000)          (99,000)
  Other, net.......................................       23,000       155,000           158,000
                                                     -----------   -----------       -----------
    Total other income.............................     (199,000)      (46,000)           59,000
                                                     -----------   -----------       -----------
Income before provision for state franchise
  taxes............................................   12,891,000    10,519,000         1,256,000
Provision for state franchise taxes................       57,000         1,000             1,000
                                                     -----------   -----------       -----------
Net income.........................................  $12,834,000   $10,518,000       $ 1,255,000
                                                     ===========   ===========       ===========

        The accompanying notes are in integral part of these statements.

                              POWER CIRCUITS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        COMMON STOCK
                                                     -------------------    RETAINED
                                                      SHARES     AMOUNT     EARNINGS        TOTAL
                                                     --------   --------   -----------   -----------
Balance, December 31, 1996.........................   6,443     $52,000    $ 5,354,000   $ 5,406,000
  Shareholder tax distributions and dividends......      --          --    (10,720,000)  (10,720,000)
  Net income.......................................      --          --     12,834,000    12,834,000
                                                      -----     -------    -----------   -----------

Balance, December 31, 1997.........................   6,443      52,000      7,468,000     7,520,000
  Shareholder tax distributions and dividends......      --          --     (9,071,000)   (9,071,000)
  Net income.......................................      --          --     10,518,000    10,518,000
                                                      -----     -------    -----------   -----------

Balance, January 1, 1999...........................   6,443      52,000      8,915,000     8,967,000
  Shareholder tax distributions and dividends......      --          --     (2,577,000)   (2,577,000)
  Net income.......................................      --          --      1,255,000     1,255,000
                                                      -----     -------    -----------   -----------

Balance, July 14, 1999.............................   6,443     $52,000    $ 7,593,000   $ 7,645,000
                                                      =====     =======    ===========   ===========

        The accompanying notes are an integral part of these statements.

                              POWER CIRCUITS, INC.

                            STATEMENTS OF CASH FLOWS

                                                        YEAR ENDED DECEMBER 31,    JANUARY 1, 1999
                                                       -------------------------          TO
                                                          1997          1998        JULY 14, 1999
                                                       -----------   -----------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................  $12,834,000   $10,518,000      $1,255,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation.....................................      638,000       802,000         507,000
    Loss (gain) on sale of equipment.................      132,000        34,000          (8,000)
      Changes in operating assets and liabilities:
        Accounts receivable, net.....................     (240,000)   (1,218,000)       (921,000)
        Inventories..................................       (6,000)      (48,000)        (79,000)
        Deposits and other...........................      (12,000)      (29,000)       (155,000)
        Accounts payable and accrued liabilities.....      600,000       388,000       4,876,000
                                                       -----------   -----------      ----------
            Net cash provided by operating
              activities.............................   13,946,000    10,447,000       5,475,000
                                                       -----------   -----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment..........   (2,386,000)   (2,139,000)     (1,481,000)
  Proceeds from sale of property, plant and
    equipment........................................      100,000         8,000          30,000
                                                       -----------   -----------      ----------
            Net cash used in investing activities....   (2,286,000)   (2,131,000)     (1,451,000)
                                                       -----------   -----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable............    1,563,000     2,868,000              --
  Principal payments on notes receivable.............   (1,646,000)   (2,164,000)     (1,574,000)
  Shareholder tax distributions and dividends........  (10,720,000)   (9,071,000)     (2,577,000)
  Collection of notes receivable.....................       13,000       103,000              --
  Related party (advances) repayments................      (50,000)       50,000              --
                                                       -----------   -----------      ----------
            Net cash used in financing activities....  (10,840,000)   (8,214,000)     (4,151,000)
                                                       -----------   -----------      ----------
Net increase (decrease) in cash......................      820,000       102,000        (127,000)
Cash at beginning of period..........................    1,518,000     2,338,000       2,440,000
                                                       -----------   -----------      ----------
Cash at end of period................................  $ 2,338,000   $ 2,440,000      $2,313,000
                                                       ===========   ===========      ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest...........  $   306,000   $   290,000      $  145,000
                                                       ===========   ===========      ==========

        The accompanying notes are an integral part of these statements.

                              POWER CIRCUITS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

    Power Circuits, Inc. ("the Company") was incorporated under the laws of the State of California. The Company is a manufacturer of complex printed circuit boards ("PCBs") used in sophisticated electronic equipment. The Company sells to a variety of OEMs located both within and outside of the United States.

    On July 14, 1999, the Company was acquired by an unrelated entity. These financial statements represent the operations of the Company prior to the completion of the transaction.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from those estimates in the near term.

REVENUE RECOGNITION

    The Company derives its revenue primarily from the sale of PCBs using customer supplied engineering and design plans and recognizes revenues when products are shipped to the customer.

INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The Company uses the following estimated useful lives:

Buildings...................................................  40 years
Building improvements.......................................  34-40 years
Machinery and equipment.....................................  7-10 years

    Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and repairs are charged to expense as incurred.

INCOME TAXES

    The Company has elected for federal and state income tax purposes to include its taxable income with that of its shareholders (an S Corporation election). The provision for income taxes represents the 1.5% state franchise tax which is based on the Company's California taxable income. The difference between the expected income tax rate and the Company's effective tax rate is primarily attributable to the utilization of enterprise zone and manufacturing investment tax credits. The Company makes distributions to its shareholders for the payment of income taxes.

                              POWER CIRCUITS, INC.

CONCENTRATION OF CREDIT RISK

    In the normal course of business, the Company extends credit to its customers, which are concentrated in the computer, telecommunications, and electronics instrumentation industries. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company regularly reviews its accounts receivable and makes provisions for potential losses.

    Total sales to one customer approximated 48% and 24% of net sales in 1997 and 1998, respectively. For the period from January 1, 1999 to July 14, 1999, this customer accounted for 9% of net sales. This customer represented approximately 22%, 17% and 13% of trade accounts receivable at December 31, 1997 and 1998 and July 14, 1999, respectively.

3.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    In March 1998, the Company entered into a noncancellable long-term operating lease for an industrial facility owned by Harbor Building, LLC, an affiliated entity which expires in 2018.

    As of July 14, 1999, the future minimum lease payments under noncancellable operating leases are as follows:

YEAR ENDING DECEMBER 31,
------------------------
1999 (July 15-Dec. 31)......................................  $  126,500
2000........................................................     276,000
2001........................................................     276,000
2002........................................................     276,000
2003........................................................     299,000
Thereafter..................................................   4,781,500
                                                              ----------
                                                              $6,035,000
                                                              ==========

    Total rent expense for the year ended December 31, 1998 and for the period from January 1, 1999 to July 14, 1999 was approximately $224,000 and $161,000, respectively.

LEGAL MATTERS

    The Company is subject to various legal matters, which it considers normal for its business activities. Management believes, after consultation with legal counsel, that these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

ENVIRONMENTAL MATTERS

    The process to manufacture circuit boards requires adherence to city, county, state and federal environmental regulations regarding the storage, use handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.

                              POWER CIRCUITS, INC.

4.  EMPLOYEE BENEFIT PLAN

    The Company maintains a 401(k) savings plan (the "Plan") under which all full-time employees 18 years of age or older with at least one year or 1,000 hours of service are eligible to participate. Under the Plan, eligible employees voluntarily contribute to the Plan up to 15% of their salary through payroll deductions. Employer contributions may be made by the Company at its discretion based upon matching employee contributions, within limits, and profit sharing provided for in the Plan. Employer contributions of $29,800, $42,400 and $20,625 were made for 1997 and 1998 and for the period from January 1, 1999 to July 14, 1999, respectively.

5.  BONUSES

    In July 1999, just prior to the sale of the Company, the Company paid one-time bonuses to its employees totaling $3,395,000.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee.........................                     $30,360
NASD filing fee..............................                      12,000
Nasdaq National Market listing fee...........
Printing and engraving expenses..............
Legal fees and expenses......................
Accounting fees and expenses.................
Blue sky fees and expenses...................
Transfer agent and registrar fees............
Miscellaneous................................
                                                                  -------
Total........................................                     $
                                                                  =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Delaware Certificate of Incorporation and Bylaws, as in effect immediately prior to the closing of this offering, provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

    These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The Registrant intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

    The underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    During the last three years, TTM Technologies has issued the following securities without registration under the Securities Act of 1933, as amended (the "Securities Act"):

    1. In December 1998, Pacific Circuits, our existing stockholders and Circuit Holdings entered into a recapitalization and stock purchase agreement. Under the agreement, we borrowed $62.5 million and paid cash dividends, including the payment of excess cash as defined in the agreement, totaling $59.5 million to existing stockholders, and Circuit Holdings purchased
     shares of our common stock at $    per share from existing stockholders.

    2. In July 1999, we acquired Power Circuits and recorded the acquisition under the purchase method of accounting. The excess purchase price over the fair market value of the net tangible assets acquired was approximately
$90.0 million of which $72.0 million was allocated to goodwill and
$18.0 million was allocated to identifiable intangibles. We financed
$37.5 million of the purchase price through the issuance of      shares of our
common stock, or $    per share, to Circuit Holdings and the remainder through
our senior credit facility and our senior subordinated credit facility.

    3. In July 1999, in connection with the Power Circuits acquisition, TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leverage Income Trust, L.P. and TCW Leveraged Income Trust II, L.P., and four of
our employees purchased      shares of our common stock at $    per share.

    4.  In July 1999, in connection with the Power Circuits acquisition, we
issued      shares of our common stock at $    per share to certain former
employees of Power Circuits.

    5. In July 1999, we issued to TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leverage Income Trust, L.P. and TCW
Leveraged Income Trust II, L.P. warrants to purchase      shares of our common
stock at an exercise price of $    per share. These warrants will remain
outstanding after the completion of this offering. The warrants have an expiration date of July 2009.

    6.  As of               , 2000, we have issued an aggregate of      shares
of our common stock pursuant to exercises of stock options granted under our Amended and Restated Management Stock Option Plan at an exercise price of $ per share.

    All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 of the Securities Act or on Section 4(2) of the Securities Act.

    All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising.

    The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS:

             1.1*       Form of Underwriting Agreement.

             2.1*       Form of Plan of Reorganization.

             2.2*       Merger Agreement between the Registrant, a Washington
                          corporation and the Registrant, a Delaware corporation.

             2.3        Recapitalization and Stock Purchase Agreement dated as of
                          December 15, 1998 by and among Circuit Holdings, LLC, the
                          Registrant and Lewis O. Coley, III, the Colleen Beckdolt
                          Trust No. 2 and the Ian Lewis Coley Trust No. 2.

             3.1*       Form of Delaware Certificate of Incorporation of the
                          Registrant as in effect immediately prior to the closing
                          of this offering.

             3.2*       Form of Delaware By-laws of the Registrant as in effect
                          immediately prior to the closing of this offering.

             4.1*       Form of certificate representing shares of Common Stock.

             4.2        Registration Rights Agreement dated as of December 15, 1998 among the Registrant, Lewis O. Coley, III and Circuit
                          Holdings, LLC.

             4.3        Registration Rights Agreement dated as of July 13, 1999
                          among the Registrant and certain Purchasers listed on
                          Schedule I.

             4.4        Registration Rights Agreement dated as of July 13, 1999
                          among the Registrant and certain Purchasers of Warrants listed on Schedule I.

             4.5        Warrant Agreement dated as of July 13, 1999 by and among the
                          Registrant and the Purchasers party hereto.

             4.6        Subscription Agreement dated as of July 13, 1999 among the
                          Registrant and Purchasers of Company Common Stock listed on Schedule I.

             5.1        Form of Opinion of Shearman & Sterling.

             8.1*       Opinion of Shearman & Sterling regarding tax matters.

            10.1        Credit Agreement dated as of July 13, 1999 among the
                          Registrant, Circuit Holdings, LLC, the Lenders parties hereto, First Union National Bank, Dresdner Bank AG,
                          Sunstrust Bank and First Union Securities Inc.

            10.2        Securities Purchase Agreement dated as of July 13, 1999 by and among the Registrant and the Subsidiary Guarantors named herein.

            10.3        Subordinated Note dated as of December 15, 1998 issued to
                          Lewis O. Coley, III.

            10.4        Management and Consulting Agreement dated as of July 14,
                          1999 between the Registrant, TC Management IV, LLC and
                          Brockway Moran & Partners Management, LP.

            10.5*       Form of Employment Agreement between the Registrant and
                          Kenton K. Alder.

            10.6*       Form of Offer Letter dated as of February 25, 1999 between the Registrant and Stacey M. Peterson.

            10.7        Employment Agreement dated as of December 15, 1998 between the Registrant and Gary L. Reinhart.

            10.8        Employment Agreement dated as of December 15, 1998 between the Registrant and Steven K. Pointer.

            10.9        Employment Agreement dated as of December 15, 1998 between the Registrant and George M. Dalich.

            10.10       Employment Agreement dated as of December 15, 1998 between the Registrant and Gene L. Tasche.

            10.11       Employment Agreement dated as of July 13, 1999 between Power
                          Circuits, Inc. and James H. Eisenberg.

            10.12       Employment Agreement dated as of July 13, 1999 between Power
                          Circuits, Inc. and Dale W. Anderson.

            10.13*      Amended and Restated Management Stock Option Plan.

            10.14       1998 Retention Bonus Plan.

            10.15*      Form of Indemnification Agreement with directors, officers and key employees.

            10.16       Lease Agreement dated as of July 19, 1995 between the Port of Skagit County and the Registrant.

            10.17       Standard Industrial/Commercial Single-Tenant Lease dated as of March 9, 1998 between Harbor Building, LLC and Power
                          Circuits, Inc.

            10.18       First Amendment to Lease dated as of February 1999 by Harbor
                          Building, LLC and Power Circuits, Inc.

            21.1*       Subsidiaries of the Registrant.

            23.1        Consent of Arthur Andersen LLP.

            23.2        Consent of Ernst & Young LLP regarding Power Circuits, Inc.

            23.3        Consent of Simon Dadoun & Co., P.S.

            23.4        Consent of Shearman & Sterling (included in opinion filed as
                          Exhibit 5.1).

            24.1        Power of Attorney pursuant to which amendments to this
                          registration statement may be filed (included on the signature page in Part II).

            24.2*       Power of Attorney of Selling Stockholders.

            24.3*       Custody Agreement for Selling Stockholders.

---------

*   To be filed by amendment.

(B) FINANCIAL STATEMENT SCHEDULES.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such manner as requested by the underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, TTM Technologies has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 22(nd) day of June, 2000.

                                                       TTM TECHNOLOGIES, INC.

                                                       By:             /s/ KENTON K. ALDER
                                                            -----------------------------------------
                                                                      Name: Kenton K. Alder
                                                               Title: PRESIDENT AND CHIEF EXECUTIVE
                                                                             OFFICER

                                    * * * *

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenton Alder and Stacey Peterson, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                     TITLE                         DATE
                  ---------                                     -----                         ----
             /s/ KENTON K. ALDER               President, Chief Executive Officer and
    ------------------------------------         Director (Principal Executive           June 22, 2000
               Kenton K. Alder                   Officer)

           /s/ STACEY M. PETERSON              Chief Financial Officer and Secretary
    ------------------------------------         (Principal Financial and Accounting     June 22, 2000
             Stacey M. Peterson                  Officer)

           /s/ JEFFREY W. GOETTMAN
    ------------------------------------       Chairman of the Board                     June 22, 2000
             Jeffrey W. Goettman

            /s/ MICHAEL E. MORAN
    ------------------------------------       Vice-Chairman of the Board                June 22, 2000
              Michael E. Moran

         /s/ PHILIP M. CARPENTER III
    ------------------------------------       Director                                  June 22, 2000
           Philip M. Carpenter III

          /s/ DOUGLAS L. MCCORMICK
    ------------------------------------       Director                                  June 22, 2000
            Douglas L. McCormick

                                 EXHIBIT INDEX

(A) EXHIBITS:

             1.1*       Form of Underwriting Agreement.

             2.1*       Form of Plan of Reorganization.

             2.2*       Merger Agreement between TTM Technologies, Inc., a
                          Washington corporation and TTM Technologies, Inc., a
                          Delaware corporation.

             2.3        Recapitalization and Stock Purchase Agreement dated as of
                          December 15, 1998 by and among Circuit Holdings, LLC, the
                          Registrant and Lewis O. Coley, III, the Colleen Beckdolt
                          Trust No. 2 and the Ian Lewis Coley Trust No. 2.

             3.1*       Form of Delaware Certificate of Incorporation of the
                          Registrant as in effect immediately prior to the closing
                          of this offering.

             3.2*       Form of Delaware By-laws of the Registrant as in effect
                          immediately prior to the closing of this offering.

             4.1*       Form of certificate representing shares of Common Stock.

             4.2        Registration Rights Agreement dated as of December 15, 1998 among the Registrant, Lewis O. Coley, III and Circuit
                          Holdings, LLC.

             4.3        Registration Rights Agreement dated as of July 13, 1999
                          among the Registrant and certain Purchasers listed on
                          Schedule I.

             4.4        Registration Rights Agreement dated as of July 13, 1999
                          among the Registrant and certain Purchasers of Warrants listed on Schedule I.

             4.5        Warrant Agreement dated as of July 13, 1999 by and among the
                          Registrant and the Purchasers party hereto.

             4.6        Subscription Agreement dated as of July 13, 1999 among the
                          Registrant and Purchasers of Company Common Stock listed on Schedule I.

             5.1        Form of Opinion of Shearman & Sterling.

             8.1*       Opinion of Shearman & Sterling regarding tax matters.

            10.1        Credit Agreement dated as of July 13, 1999 among the
                          Registrant, Circuit Holdings, LLC, the Lenders parties hereto, First Union National Bank, Dresdner Bank AG,
                          Sunstrust Bank and First Union Securities Inc.

            10.2        Securities Purchase Agreement dated as of July 13, 1999 by and among the Registrant and the Subsidiary Guarantors named herein.

            10.3        Subordinated Note dated as of December 15, 1998 issued to
                          Lewis O. Coley, III.

            10.4        Management and Consulting Agreement dated as of July 14,
                          1999 between the Registrant, TC Management IV, LLC and
                          Brockway Moran & Partners Management, LP.

            10.5*       Form of Employment Agreement between the Registrant and
                          Kenton K. Alder.

            10.6*       Form of Offer Letter dated as of February 25, 1999 between the Registrant and Stacey M. Peterson.

            10.7        Employment Agreement dated as of December 15, 1998 between the Registrant and Gary L. Reinhart.

            10.8        Employment Agreement dated as of December 15, 1998 between the Registrant and Steven K. Pointer.

            10.9        Employment Agreement dated as of December 15, 1998 between the Registrant and George M. Dalich.

            10.10       Employment Agreement dated as of December 15, 1998 between the Registrant and Gene L. Tasche.

            10.11       Employment Agreement dated as of July 13, 1999 between Power
                          Circuits, Inc. and James H. Eisenberg.

            10.12       Employment Agreement dated as of July 13, 1999 between Power
                          Circuits, Inc. and Dale W. Anderson.

            10.13*      Amended and Restated Management Stock Option Plan.

            10.14       1998 Retention Bonus Plan.

            10.15*      Form of Indemnification Agreement with directors, officers and key employees.

            10.16       Lease Agreement dated as of July 19, 1995 between the Port of Skagit County and the Registrant.

            10.17       Standard Industrial/Commercial Single-Tenant Lease dated as of March 9, 1998 between Harbor Building, LLC and Power
                          Circuits, Inc.

            10.18       First Amendment to Lease dated as of February 1999 by Harbor
                          Building, LLC and Power Circuits, Inc.

            21.1*       Subsidiaries of the Registrant.

            23.1        Consent of Arthur Andersen LLP.

            23.2        Consent of Ernst & Young LLP regarding Power Circuits, Inc.

            23.3        Consent of Simon Dadoun & Co., P.S.

            23.4        Consent of Shearman & Sterling (included in opinion filed as
                          Exhibit 5.1).

            24.1        Power of Attorney pursuant to which amendments to this
                          registration statement may be filed (included on the signature page in Part II).

            24.2*       Power of Attorney of Selling Stockholders.

            24.3*       Custody Agreement for Selling Stockholders.

---------

*   To be filed by amendment.